    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2000.



                                                      REGISTRATION NO. 333-32974

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                                WEBHELP.COM INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                7389                               13-4095614
    (State or other jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
 of incorporation or organization)        Classification Code Number)              Identification Number)

                         ------------------------------


                             175 BLOOR STREET EAST
                             NORTH TOWER, SUITE 400
                            TORONTO, ONTARIO MRW 3R8
                                     CANADA
                                 (416) 932-2345
               (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)

                         ------------------------------


                                 KERRY E. ADLER
                             175 BLOOR STREET EAST
                             NORTH TOWER, SUITE 400
                            TORONTO, ONTARIO MRW 3R8
                                     CANADA
                                 (416) 932-2345


            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

              ANDREW J. BECK, ESQ.                           JOHN R. UTZSCHNEIDER, ESQ.
                     Torys                                        Bingham Dana LLP
                237 Park Avenue                                  150 Federal Street
            New York, New York 10017                              Boston, MA 02110
                 (212) 880-6000                                    (617) 951-8000

                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
        SECURITIES TO BE REGISTERED              REGISTERED(1)        PER SHARE(2)           PRICE(2)        REGISTRATION FEE(3)
Common Stock, $0.01 par value...............       6,325,000             $12.00             $75,900,000            $20,038



(1) Includes 825,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of calculating the registration fee.



(3) $22,770 was previously paid.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 31, 2000


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                5,500,000 SHARES


                                 [WEBHELP LOGO]


                                  COMMON STOCK



                                 $   PER SHARE


--------------------------------------------------------------------------------

This is an initial public offering of common stock of Webhelp.com Inc.


We expect that the price to the public in the offering will be between $10.00 and $12.00 per share.


We have applied to include the common stock on the Nasdaq National Market under the symbol "WHLP" and will apply to list the common stock on The Toronto Stock Exchange under the symbol "WHP".


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                                                    PER SHARE          TOTAL
                                                   ------------   ---------------
Price to the public.........................         $              $
Underwriting discount and commissions.......
Proceeds to Webhelp.com Inc.................


We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 825,000 additional shares from us, within 30 days following the date of this prospectus to cover over-allotments.



Our existing stockholders will, in the aggregate, beneficially own approximately 80% of our outstanding shares of common stock after the offering. As a result, these stockholders, acting together, would be able to control many matters requiring approval of our stockholders.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS

                    U.S. BANCORP PIPER JAFFRAY


                                         RBC DOMINION SECURITIES



                The date of this Prospectus is           , 2000.

FIRST PAGE--INSIDE COVER (WEBHELP.COM)


(One frame with an image. The frame depicts the Webhelp logo.)

Second Page (Left)--Inside Cover (Real Questions, Real People, Real Answers, Real Time):



(Three frames with text. The first frame depicts the Webhelp Plug-in with the words "Real Questions" underneath and accompanying text states ``In plain English. Misspellings and typographical errors are no problem". The second frame accompanies text labeled "Real People" and contains a picture of a woman sitting with a laptop on a large globe with a cloudy sky above; accompanying text states "Skilled Web Wizard-TM- professionals answer your questions 24 hours a day, 365 days a year". The third frame accompanies text labeled "Real Answers" and contains a picture of our Web site while a question is being answered; accompanying text states "Tired of wasting time? Our Web Wizard-TM-professionals can provide fast, relevant answers to some of the most challenging questions." At the bottom of the page appears the words "Real Time.")

THIRD PAGE (RIGHT)--INSIDE COVER (THE WEBHELP PORTAL; WEBHELP DIRECT):



(Two frames with images and text. At the top of the page is a depiction of the Webhelp Direct-TM- logo with the accompanying text underneath stating ``Business to Business Services." The first frame is a picture of a client's Website with the accompanying text stating ``Outsourced human-assisted online sales and customer support." The second frame is a picture of a flow chart depicting Webhelp's infrastructure with the accompanying text ``Proprietary technology integration for collaboration and communication with Web-based customers." At the bottom of the page appear the words "Humanize your Web site.")

                               TABLE OF CONTENTS



                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      5
Forward-Looking Statements..................................     22
Use of Proceeds.............................................     23
Dividend Policy.............................................     23
Capitalization..............................................     24
Dilution....................................................     25
Selected Consolidated Financial Data........................     26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     27
Business....................................................     34
Technology..................................................     47
Management..................................................     50
Principal Stockholders......................................     58
Certain Transactions........................................     61
Description of Capital Stock................................     63
Shares Eligible for Future Sale.............................     65
Underwriting................................................     68
Legal Matters...............................................     71
Experts.....................................................     71
Where You Can Find More Information.........................     71
Index to Consolidated Financial Statements..................    F-1

                               PROSPECTUS SUMMARY



THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.



                                    WEBHELP





We provide live, human-assisted customer, sales and technical support over the Internet. Our support services are provided 24 hours a day, seven days a week using our Internet-based technology platform. Our platform routes text-based chat engagements with customers to one of our more than 500 trained agents, known as "Web Wizard professionals." These Web Wizard professionals, who are generally outsourced, help the customers of our clients by answering their questions on topics such as how to navigate our clients' Web sites, how to locate products and services and how to complete online purchases.



We sell our support services, marketed to our corporate clients under the name Webhelp Direct, through our direct sales force of 32 individuals. We target organizations that sell to or service a large online customer base. We currently have 14 clients including Microsoft, Norelco, Money.net, Auctionworks, Community Connect and LessonLink.



We believe that the human assistance provided by our trained Web Wizard professionals combined with our support services platform provide our clients with a number of benefits, including:



    - the ability to increase e-commerce revenue by using our services to facilitate the buying process and increase the likelihood of a completed purchase;



    - improved online consumer satisfaction, customer retention and brand loyalty for our clients; and



    - implementation without the need for clients to purchase hardware or software or train personnel.



In addition to our Webhelp Direct service, we operate a consumer portal located at WWW.WEBHELP.COM. On our Webhelp portal, our Web Wizard professionals provide individual users with live, human-assisted search services to locate products, services and content on the Internet. We use our Webhelp portal primarily as a training tool for new Web Wizard professionals, as a way to test new technology applications, as a marketing tool for prospective clients, and as a source of advertising revenue.



The inability of online businesses to assist consumers in navigating through complex product offerings and purchase procedures can frustrate consumers and cause them to abandon purchases. In addition, to remain competitive, many companies are outsourcing their customer services in order to reduce costs, increase efficiencies and refocus critical resources. As a result, we believe that a significant opportunity exists for live, person-to-person support services over the Internet.



                                    COMPANY



We were incorporated on May 27, 1999 and launched our Webhelp portal on November 30, 1999. From May 27, 1999 through March 31, 2000, we earned substantially all of our revenue from advertising on our Webhelp portal. In March 2000, we launched our Webhelp Direct service and began earning revenue from corporate clients. In the future, we expect to earn revenue from other services including e-commerce transaction fees, Internet-based educational services, license and service fees from international joint ventures to provide our live, human-assisted customer support and search services in foreign languages and subscription services. Our principal executive offices are located at 175 Bloor Street East, North Tower, Suite 400, Toronto, Ontario MRW 3R8, Canada. Our telephone number is (416) 932-2345. Our Web site is located at http://www.webhelp.com.

                                  RISK FACTORS



Investment in our common stock involves a high degree of risk. Those risks include, without limitation, the following:



    - we only began offering our services on November 30, 1999;



    - we have never operated at a profit and during the period from inception through June 30, 2000 we have had losses totaling $19.9 million;



    - we expect to continue to incur losses in the foreseeable future;



    - the Internet is a highly competitive market with relatively low barriers to entry;



    - after the offering, our existing stockholders will, in the aggregate, continue to control 80% of our common stock and will be able to control the election of directors and other matters requiring shareholder approval; and



    - after the offering, our officers, directors and their affiliates will, through their beneficial ownership of approximately 62% of our common stock, be able to control the election of directors and other matters requiring shareholder approval.



Other risks relating to our business, our industry and this offering are included on pages 5 to 21.



The following trademarks of Webhelp.com are used throughout this prospectus:
Webhelp, Webhelp.com, Webhelp Express, Web Wizard, Webhelp Direct and Real People. Real Answers. Real Time. This prospectus also contains trademarks and registered trademarks of companies other than Webhelp.com. Any information included on our Web site is not a part of this prospectus.

                                  THE OFFERING



Common stock offered by us.............  5,500,000 shares

Common stock to be outstanding after
  the offering.........................  28,203,433 shares

Use of proceeds........................  We intend to use the net proceeds to fund operations and capital expenditures, including expansion of our marketing and brand-building efforts, expansion and building of Web
                                         Centers, selected acquisitions of complementary
                                         technologies or businesses, and for general corporate
                                         purposes, including working capital needs.

Proposed Nasdaq National Market
  symbol...............................  WHLP

Proposed Toronto Stock Exchange
  symbol...............................  WHP



The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of July 31, 2000, excluding up to 3,500,000 shares reserved for issuance under our 1999 Long Term Incentive Plan.



Except as noted otherwise, all information in this prospectus assumes:



    - no exercise of the underwriters' over-allotment option;



    - the automatic conversion of all our outstanding preferred stock into 8,486,968 shares of common stock upon the closing of this offering; and



    - a 1-for-2.2 reverse stock split of our common stock effected prior to the closing of this offering.

             SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION



The summary consolidated balance sheet data below as of June 30, 2000 is presented on:



    - an actual basis;



    - a pro forma basis to reflect the conversion of all of the outstanding shares of preferred stock into 8,486,968 shares of common stock upon the closing of this offering; and



    - an as adjusted basis to reflect the pro forma basis described above and to reflect the sale of 5,500,000 shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $11.00 per share after deducting estimated underwriting discounts and commissions and the estimated offering expenses.



                                                               FOR THE PERIOD       SIX MONTHS
                                                              MAY 27, 1999 TO          ENDED
                                                             DECEMBER 31, 1999     JUNE 30, 2000
                                                             ------------------   ---------------
STATEMENT OF OPERATIONS DATA:
Revenue....................................................     $     29,857       $  1,100,010
Gross profit (loss)........................................         (815,059)        (4,437,831)
Operating loss.............................................       (4,875,834)       (15,465,956)
Net loss and comprehensive loss for the period.............     $ (4,905,987)      $(14,946,513)
                                                                ============       ============

Net loss per share basic and diluted.......................     $      (0.45)      $      (1.28)
                                                                ============       ============

Weighted average number of shares outstanding used to
  compute basic and diluted net loss per share.............       10,918,257         11,716,465

Pro forma net loss per share basic and diluted.............     $      (0.45)      $      (0.74)
                                                                ============       ============

Weighted average number of shares outstanding used to
  compute pro forma basic and diluted net loss per share...       11,019,277         20,203,433



                                                                     JUNE 30, 2000
                                                        ---------------------------------------
                                                          ACTUAL       PRO FORMA    AS ADJUSTED
                                                        -----------   -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents.............................  $14,501,461   $14,501,461   $69,516,461
Working capital.......................................    9,324,498     9,324,498    64,339,498
Total assets..........................................   23,669,841    23,669,841    78,684,841
Total stockholders' equity............................   14,408,766    14,408,766    69,423,766

                                  RISK FACTORS



YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE SHARES.



                         RISKS RELATED TO OUR BUSINESS



IT IS EXTREMELY DIFFICULT TO EVALUATE OUR PROSPECTS OR FUTURE RESULTS BECAUSE OUR BUSINESS MODEL IS UNPROVEN, WE ONLY RECENTLY BEGAN TO GENERATE REVENUE, WE HAVE A LIMITED OPERATING HISTORY AND WE MAY NEVER ACHIEVE PROFITABILITY



We were incorporated on May 27, 1999 and generated no revenue prior to the launch of our Webhelp portal on November 30, 1999. Therefore, we have a limited operating history for you to use in evaluating our prospects and our historical financial information is of limited value in projecting our future operating results. Due to our limited operating history, you should not take our recent financial results as indicative of the rate of growth, if any, that you can expect in the future. As a strategic response to a rapidly changing competitive environment, we may choose to make pricing, service or marketing decisions or acquisitions that would adversely impact our operations and profitability. We cannot be certain that our business strategy will be successful or that we will ever become profitable.



FROM OUR INCEPTION THROUGH JUNE 30, 2000, WE HAVE INCURRED NET LOSSES TOTALING $19.9 MILLION AND EXPECT TO CONTINUE TO INCUR NET LOSSES AND NEGATIVE CASH FLOWS FROM OPERATIONS WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE



We have incurred significant losses since our inception and expect to incur increasing losses and have negative cash flows for the foreseeable future. For the period from our inception, May 27, 1999, to June 30, 2000, we have reported cumulative net losses of $19.9 million. For the six months ended June 30, 2000, we recorded a net loss of $14.9 million and as of June 30, 2000, we had an accumulated deficit of $29.9 million. We reported a net loss of $0.45 per share for the period from our inception to December 31, 1999 and a loss of $1.28 per share for the six months ended June 30, 2000. We expect that we will continue to incur losses and generate negative cash flow in the future as we continue to expend financial and management resources to develop our brand loyalty through marketing and promotion, enhancement of our existing services and expansion into other services. Our inability to stem our net losses and generate positive cash flow could cause our stock price to decline.



IF OUR OPERATING EXPENSES AND COST OF REVENUE CONTINUE TO EXCEED OUR REVENUE GROWTH WE WILL NEVER BE ABLE TO ACHIEVE PROFITABILITY



The size of our losses will depend to a significant extent on the rate of growth of our operating costs and cost of revenue as compared with any revenue growth. We currently expect that our operating expenses, which were $11.0 million for the six months ended June 30, 2000, will continue to increase as we expand our infrastructure, sales and marketing operations, fund further development and enhancements to our Webhelp portal, expand our administrative staff and develop and acquire complementary technologies. The amount of expenditures in these areas will depend upon numerous factors including our ability to attract financing, our rate of growth, the effectiveness of our marketing initiatives and the competitiveness of our market. We currently expect that the majority of the proceeds from this offering will be invested in these areas over a three-year period. We expect that our cost of revenue will increase at a rate that may exceed our revenue growth due to continued investment in developing our technology infrastructure and our Webhelp portal content as well as the further development of our customer service capabilities provided by our outsourced contractors who employ the Web Wizard professionals. We may also incur costs connected with the expansion of our Web Centers. Because we currently make our Webhelp portal services available free of charge, we will incur costs relating to Web Wizard professionals without corresponding direct revenue sufficient to cover this expense. In addition, as we grow, we will add Web Wizard professionals and will incur the related costs associated with recruiting, training and quality assurance. These Web Wizard professional costs may grow faster than our ability to use the added Web Wizard professionals efficiently. This will cause us to incur more costs than we may be able to recover from the related revenue. We also may incur costs relating to operating inefficiencies that may exist within the Web Centers as a result of uneven call traffic flow, training inadequacies, technology problems or as a result of our decision to increase staff levels in the Web Centers in advance of business demands, and costs associated with the development, marketing and implementation of new service offerings. If we are unable to reduce the increases in our operating costs and/or if our revenue growth does not begin to exceed those operating costs, we will not achieve profitability.



OUR OPERATING RESULTS MAY BE VOLATILE AND DIFFICULT TO PREDICT, WHICH MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE



We have a limited operating history, and as our business develops, we may be subject to material fluctuations in our revenue and operating results. We currently incur a significant level of fixed expenditures for operating expenses related to the development of our business excluding costs of revenue, discretionary marketing and depreciation and amortization. The level of these fixed expenditures is currently approximately $1.1 million per month. We expect our revenue and operating results to fluctuate due to a number of factors such as changes in advertising rates and timing and seasonality of marketing expenditures. Due to our limited operating history and our inability to accurately predict our revenue, we may not be able to predict our operating results, or take actions on a timely basis with respect to reducing costs to mitigate the impact of changes in our revenue. This could result in significant variations in our operating results from quarter to quarter. As a result, our quarterly revenue and operating results may fluctuate, adversely affecting the market price for our stock, our ability to raise future capital as may be required from time to time and our long-term viability.



IF WE DO NOT ATTRACT AND TRANSITION CLIENTS ON A TIMELY BASIS, WE WILL NOT GENERATE SUFFICIENT REVENUE OR ACHIEVE PROFITABILITY



Our ability to generate revenue from clients on a timely basis will be affected by the amount of time it takes us to sell our services to these clients, the amount of time it takes us to transition these clients' services onto our service platform, the costs of this transitioning and the length of these client contracts. We currently do not have a sufficient history of selling our services to predict accurately what our average sales cycle will be. We believe that the average sales cycle from the time we deliver an active proposal to a client until the time we deliver our first services will range from between one and six months. The time it takes to transition a client onto our services will depend upon the nature of the services we will be providing. To date, our limited experience suggests that we can transition a client onto our services in under one month. We believe that many of our clients will want to run a test period for our services before they enter into a longer term contract. As such, our initial contracts will likely be for a period of up to 90 days. We expect that thereafter, our contracts will generally have a one-year term. The cost of transitioning clients onto our services, and the initial training and development costs associated with individual contracts will vary with each contract. If we are unable to minimize these transition costs, or to recover the costs of these transitions from our customers, our operating results will be adversely affected.



IF WE FAIL TO RETAIN CLIENTS IT MAY HAVE AN ADVERSE EFFECT ON OUR REVENUE



In fiscal 2000, we expect that revenue from clients will be derived from a limited number of clients. We currently have 14 clients. If we do not complete sales or grow existing accounts to a sufficient number of clients, our future revenue will not meet our current expectations and this could impact our profitability, cash flow and the market value of our common stock.



We expect that our client contracts will generally have a one-year term following a 60 to 90-day trial period for implementation of our Webhelp Direct services. As a result, if we are unable to offer valuable services to our clients during the term of these contracts, if our clients choose a competitor's service over our service, or if these clients decide to use their own proprietary technology to develop services similar to ours, these clients may not renew their contracts. If we do not obtain a sufficient number of contract renewals or if these renewal contracts are obtained on terms less favorable than the original contracts, we will not generate sufficient revenue to succeed.



IF TEXT-BASED CHAT IS NOT ADOPTED BROADLY AS A MEANS OF PROVIDING CUSTOMER, SALES AND TECHNICAL SUPPORT, OUR BUSINESS STRATEGY COULD FAIL



Our business strategy is focused on providing customer, sales and technical support services on both our clients' Web sites and our Webhelp portal, primarily using text-based chat. We have invested most of our funds to date in developing, marketing and operating our text-based chat platform and Web Wizard services. There are several alternative means of providing services similar to ours using other technologies, including FAQ databases, e-mail response systems, telephone call centers and, more recently, voice over IP. If text-based chat does not become an accepted means of providing customer, sales and technical support, our business could fail. It is difficult to predict the extent and rate of user adoption of our services. We cannot assure you that our services will be broadly accepted.



OUR INABILITY TO MAINTAIN HIGH USER TRAFFIC TO OUR WEBHELP PORTAL COULD NEGATIVELY AFFECT OUR ARRANGEMENTS WITH ADVERTISERS AND SPONSORS, AND THEREFORE REDUCE OUR REVENUE



If we do not maintain high user traffic to our Webhelp portal, we may be required to provide advertisers and our co-branded content providers, known as sponsors, with free advertising space or reduce the fees they pay, thereby lowering our revenue. Our agreements with advertisers and sponsors often require that we display an advertisement a minimum number of times or require a minimum number of user requests for additional content made by clicking on the advertisement or promotional hyperlink. If we do not meet these minimum use targets, we may not be entitled to any revenue under these agreements. We may receive sponsorship fees as well as a portion of transaction revenue received by third-party sponsors from Internet users originated through our Webhelp portal. If we fail to deliver these minimum use targets, the sponsors typically either decrease the fees payable to us or we maintain the co-branded content on our Webhelp portal free for a "make good" period.



Sponsors may terminate their relationship with us if we are unable to meet the minimum use targets described above. Our contracts with sponsors typically have short terms of one year or less and are terminable on relatively short notice, usually 30 days. We may not be able to attract additional sponsors or renew existing sponsorship agreements if they terminate, which would decrease an important source of our future revenue. A termination would also waste resources and significant programming and design efforts that we may have dedicated to integrating sponsors' content with our Webhelp portal.



IF WE DO NOT INCREASE THE CONTENT AVAILABLE ON OUR WEBHELP PORTAL TO ATTRACT NEW USERS AND INCREASE ADVERTISING REVENUE, WE MAY NOT ACHIEVE PROFITABILITY



In order to increase advertising rates and advertising revenue, we will need to continue to increase the content available on our Webhelp portal in an effort to increase the number of users who visit our Webhelp portal, and the length of time that they spend online at our Webhelp portal. As we invest in new content, the costs of this content may increase faster than the corresponding revenue. The size of our losses will also depend, in part, on our ability to attract and increase revenue from advertisers, individual users and corporate clients. Consequently, it is possible that we may never achieve profitability, and if we do achieve profitability, we may not be able to achieve profitability on a sustainable basis. If we do not achieve profitability on a sustainable basis in the future, we may be unable to continue our operations.



WE FACE RISKS RELATED TO EXPANDING INTO RELATIVELY NEW SERVICES AND BUSINESS AREAS, AND IN PARTICULAR E-COMMERCE, IN WHICH WE HAVE LITTLE EXPERIENCE



To increase our revenue, we will need to expand our operations by promoting new or complementary services and by expanding the breadth and depth of our services. In particular, we believe that our future success will depend largely on our ability to substantially increase our revenue from providing customer service, such as online customer interactive chat for businesses that seek to facilitate and enhance e-commerce transactions. We only recently entered this market and have little experience in it. The expansion of our e-commerce services will require additional development resources. Our expansion into new service offerings may not be timely or may not generate sufficient revenue to offset the cost of these offerings. If this occurs, our business, operating results and financial condition will be materially and adversely affected.



IF WE ARE NOT ABLE TO COMPETE EFFECTIVELY FOR ADVERTISING, OUR BUSINESS MAY FAIL



Competition could result in less user traffic to our Webhelp portal, price reductions for our advertising, limitations on our ability to charge a subscription fee for our premium Webhelp Express service or decreases in any future subscriber fees we charge for the Webhelp Express service, reduced margins or increased losses to maintain market share and loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. We face intense competition for users and for advertisers. Many of our competitors and potential competitors have longer operating histories, larger user bases, longer relationships with consumers, greater brand or name recognition and significantly greater financial, technical and marketing resources than we do. As a result of their greater resources, our competitors may be in a position to respond more quickly to new or emerging technologies and changes in consumer requirements, to develop and promote their services more effectively than we do or may try to replicate our live, human-assisted customer support and search model. It is possible that one or more of our competitors may dominate one or more market segments.



THERE ARE FEW BARRIERS TO ENTRY IN OUR MARKET AND IF LARGER COMPANIES WITH GREATER RESOURCES OFFER COMPETING SERVICES, OUR BUSINESS COULD FAIL



We expect competition for the type of services we provide to increase because there are no substantial barriers to entry in our market. New market entrants pose a threat to our business. While we have applied for a patent in respect of our system architecture, this would not preclude or inhibit competitors from entering our markets. Existing or future competitors may develop or offer technologies or services that are comparable or superior to ours, which could harm our business. Competition may also increase as a result of industry consolidation. We may not be able to compete successfully. There exists today commercially available technology that allows companies to provide chat-based services to users. Therefore, technology in itself is not a significant barrier to entry for potential competitors. There is no reason to believe that competitors could not develop competing services.



WE MUST COMPETE SUCCESSFULLY OR WE WILL LOSE MARKET SHARE AND OUR BUSINESS WILL FAIL



The market for our services is intensely competitive, rapidly changing and significantly affected by the introduction of new products and services. We compete on the basis of price, customer service and technical capabilities. Competitive pressures could reduce our market share or require us to reduce the price of our services which would harm our business and operating results. Webhelp Direct competes against software developers, service providers and other large enterprise software companies and established technology companies. Competitors in the software development category include those whose principal business is e-mail management software, such as Kana and eGain, those who focus on self-service knowledge base software, such as AskJeeves, Primus and Support.com, and those who specialize in chat software, such as Liveperson, Facetime and Webline. Competitors in the service provider category provide outsourced online customer support, and include PeopleSupport, Brigade Solutions and eAssist as well as some traditional call centers that now offer online support services. Our consumer portal faces direct competition from companies that provide Internet-wide search, expert search and Web directory services such as AskJeeves, About.com and Yahoo.



Our potential competitors may have longer operating histories, significantly greater financial, technical or other resources or greater name recognition than we do. Our competitors also may be able to respond more quickly to new or emerging technologies and changes in customer requirements. If we are unable to compete successfully, we may lose, or may not be able to increase, our market share, or we may be forced to reduce our prices in order to maintain and increase our market share. As a result, our results of operations and financial condition could be materially adversely affected.



COMPETITION TO ATTRACT ADVERTISING REVENUE IS INTENSE AND IF WE ARE NOT ABLE TO ATTRACT INCREASED ADVERTISING REVENUE OUR BUSINESS COULD FAIL



We compete with other Internet portals and Web sites to attract Internet users, advertisers and sponsors. We also compete with traditional offline media, including print and television, for a share of advertising budgets. There is particularly intense pressure from advertisers to offer lower cost advertising on the Internet which makes it difficult to project future advertising revenue. We are vulnerable to this pressure since we currently receive almost all of our revenue from selling advertising space and sponsorships on our Webhelp portal.



IF WE ARE NOT ABLE TO DELIVER OR MEASURE THE DELIVERY OF ADVERTISEMENTS RELIABLY, OUR ADVERTISING REVENUE COULD DECREASE SIGNIFICANTLY



We currently rely on advertising as our largest source of revenue. We rely on third-party advertising managers to sell, manage and deliver advertising on our Webhelp portal. Until April 2000, we relied exclusively on 24/7 Media, Inc. as our advertising manager and we now rely on a combination of third-party advertising managers and internal sales efforts. If our third-party advertising managers fail to sell sufficient advertising, fail to sell advertising at sufficient rates, fail to deliver the advertisements contracted for due to reliability or performance problems, or if advertisements cannot be targeted as promised to advertisers, our revenue will decrease.



The process of reliably delivering and tracking advertising placement within Web sites is an increasingly important and complex task, and currently available software programs and other tracking methods are rapidly evolving. To the extent that we or our third-party advertising managers encounter system failures or material difficulties in the operation of our advertising management system, we could be unable to deliver advertisements through our Webhelp portal. Any extended failure of, or other material difficulties with, our advertising management system may require us to provide advertising free of charge. In addition, advertisers may not advertise on our Webhelp portal or may pay less for advertising if they do not perceive our measurements of impressions and click-throughs to be accurate and reliable.



THE FAILURE OF OUR SYSTEMS COULD IMPAIR OUR ABILITY TO ATTRACT AND RETAIN CORPORATE CLIENTS, INTERNET USERS AND ADVERTISERS



The quality of our services is critical to our reputation and to the marketplace acceptance of our services and, accordingly, to our ability to attract corporate clients to our Webhelp Direct service offerings and Internet users to our Webhelp portal. Any system failure that causes interruptions in the availability of our services could result in interruptions in our services to our corporate clients and less traffic to our Webhelp portal. Because revenue from our Webhelp portal is primarily from advertising, and attracting advertisers is dependent on attracting Internet users, a reduction in traffic to our Webhelp portal could significantly reduce our revenue. To date, we have had six incidents of system downtime totaling
14 hours in the aggregate. Similar interruptions are expected to occur from time to time in the future. If these interruptions continue or are repeated, they could reduce the attractiveness of our services to corporate clients and advertisers, businesses and consumers.



Any substantial increase in the use of our services will require us to expand and adapt our network infrastructure and to add additional software and hardware. Our inability to add additional hardware, software and network infrastructure to accommodate such increased use may cause unanticipated system disruptions. Any failure to do so on a timely basis or on commercially reasonable terms could have a negative impact on our revenue and profits.



IF THIRD-PARTY VENDORS FAIL TO PERFORM OR DO NOT RENEW OUR CONTRACTS, OUR SERVICES WILL BE ADVERSELY AFFECTED



The delivery of our services has been and may in the future be interrupted due to the failure of third-party providers of hardware, software, Internet access and services. In addition, our success depends to a significant degree upon retaining our key relationships with our outsourced contractors, who employ and manage our trained Web Wizard professionals (who are essential to the services we provide on our Webhelp portal and on the Web sites of our corporate clients). We rely on Exodus Communications for server support and management, eGain Communications Corporation for back-end server processing and Onvoy, Inc. for system backups. These relationships are governed by short-term agreements. If these agreements were to be canceled or terminated and we were unable to replace or renew these agreements on satisfactory terms, our ability to service traffic to our Webhelp portal would be compromised. In addition to these agreements, we have arrangements with Indian companies to provide Internet services. We depend on eGain Communications Corporation for collaboration server technologies.



We are also dependent on hardware suppliers for prompt delivery, installation, repair and maintenance of servers and other equipment and services used to provide our services. Substantially all of our hardware operations are located at our computer facility in the Chicago, Illinois site of Exodus Communications, Inc. We back up our data daily at the Plymouth, Minnesota site of Onvoy, Inc. We also outsource a portion of our hardware operations to eGain Communications, Inc. A system failure at any of our operations locations may harm the performance of our services. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. Our servers are also vulnerable to computer viruses and similar disruptive problems. Computer viruses or other problems caused by third parties could lead to interruptions, delays or halts in service. The occurrence of any of these risks could harm our business and could have a negative effect on our revenue and profits.



Furthermore, because our back-up telecommunications links in India are not as reliable and do not have as much bandwidth as our primary link, if one or more of the telecommunications links between our servers in the United States and one or more of our Web Centers in India were severed or impaired, our operations could be severely disrupted.



In addition, our registered users depend on Internet Service Providers, or ISPs, other online service providers and other Web site operators for access to our Webhelp portal. Many of these service providers have experienced significant outages in the past and could experience outages, delays and other operating difficulties in the future due to system failures. In addition, our users have experienced difficulties due to browser and provider system failures unrelated to our systems and services. Users who browse the Internet using versions 3.0 or lower of either Netscape or Internet Explorer may experience some degradation in our services.



WE ARE RELYING ON A COSTLY BRAND DEVELOPMENT STRATEGY TO INCREASE REVENUE, AND IF THIS STRATEGY IS NOT SUCCESSFUL OUR BUSINESS COULD FAIL



Our future revenue depends on our ability to develop the Webhelp brand. Promotion and enhancement of the Webhelp brand will depend largely on our ability to provide consistently high-quality services. We are pursuing an aggressive brand-enhancement strategy, which includes business-to-business, or B2B, mass market and multimedia advertising, promotional programs as well as public relations activities. In pursuing this strategy, we will incur significant marketing and branding expenditures, including $6.0 to $8.0 million in fiscal 2000 for advertising and promotional programs and other activities. These expenditures may exceed any resulting increase in revenue. In addition, even if brand recognition increases, the number of new individual and corporate users of our services may not increase. Further, even if the number of new users increases, the amount of traffic on our Webhelp portal and the number of corporate clients who use our customer relations services may not increase sufficiently to justify these expenditures. If our brand enhancement strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenue.



THE LOSS OF MEMBERS OF OUR SENIOR MANAGEMENT TEAM COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS



Our success depends to a significant degree upon the contributions of members of our executive management team, particularly Kerry Adler, our President and Chief Executive Officer. We believe that the management and technological skills they possess in establishing and maintaining multiple Web Centers and establishing training programs for hundreds of Web Wizard professionals in customer service would be difficult to replace. The loss of the services of Mr. Adler or other members of our executive management team could disrupt our growth or result in lost revenue. In addition, because we have a limited operating history, our senior managers are still becoming integrated as a management team and may not work effectively as a team to successfully manage our business.



IF WE DO NOT HIRE AND RETAIN THE SKILLED PERSONNEL THAT WE NEED TO BE SUCCESSFUL, WE MAY BE UNABLE TO MANAGE AND GROW OUR BUSINESS



Our success depends upon our continued ability to attract and retain key personnel, including highly qualified operations and client service managers, technical personnel, sales personnel and marketing personnel. We seek to hire personnel who have experience in the Internet industry and the customer support industry. There is intense competition among Internet companies for this personnel and locating and hiring personnel with the combination of skills and attributes we require may be a lengthy process. In addition, it is often more difficult to attract employees once a company's stock is publicly traded because the exercise price of equity awards such as stock options is generally based on the public market price, which is highly volatile in our industry. We may be unable to attract, integrate or retain other highly qualified employees in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel could have a material adverse effect on our business, financial condition and results of operations.



IF WE ARE NOT ABLE TO EFFECTIVELY MANAGE THE POTENTIAL GROWTH OF OUR BUSINESS WE MAY NOT BE ABLE TO MEET OUR REVENUE AND PROFITABILITY TARGETS, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE



The growth of our business has resulted, and is expected in the future to result, in growth in the number of our employees and in increased responsibility for both existing and new management personnel. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that we will be able to manage our growth effectively. To the extent we continue to grow and do not manage this expansion successfully, our ability to retain key personnel and our business, operating results and financial condition could be materially and adversely affected.



WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE IN ORDER TO FUND OUR OPERATIONS AND IMPLEMENT OUR GROWTH STRATEGY AND IF WE DO NOT OUR BUSINESS MAY FAIL



We may need to raise additional funds through the public or private sale of our equity or debt securities or from other sources to fund our operations and our growth. We cannot assure you that additional funds will be available when we need them, or that if funds are available, they will be available on terms favorable to us or our stockholders. If we are not able to obtain sufficient funds or if adequate funds are not available on terms acceptable to us, we may not be able to develop or enhance our services. A lack of sufficient funds could also prevent us from taking advantage of market opportunities or being able to respond to competitive pressures. Any of these results could have a material adverse effect on our business, financial condition and results of operations.



ANY ADDITIONAL ISSUANCES OF OUR EQUITY OR DEBT SECURITIES TO RAISE ADDITIONAL FUNDS COULD SERIOUSLY DILUTE YOUR PERCENTAGE OWNERSHIP IN US



If we raise funds in the future by issuing additional stock or debt that is convertible into additional stock, your percentage ownership in our company may be significantly reduced. Certain types of equity securities that we may issue in the future could have rights, preferences or privileges senior to your rights as a holder of our common stock.



IF WE ARE NOT ABLE TO IDENTIFY SUITABLE ACQUISITION AND INVESTMENT CANDIDATES AT REASONABLE PRICES OUR BUSINESS STRATEGY WILL BE NEGATIVELY AFFECTED WHICH COULD CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DECLINE



Part of our business strategy is to expand by making acquisitions of and investments in other businesses and technologies. We are continually evaluating potential acquisitions of additional technologies and assets, as well as selected businesses. We may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices or to complete any desired acquisitions. If we are unable to find suitable acquisition candidates or if we are forced to make acquisitions at prices we do not believe are reasonable, we will not be able to execute one of the elements of our business strategy and our revenue may be less than we anticipate. In connection with any future acquisitions, we may have to issue equity securities, which would dilute the ownership interest of all our stockholders, or incur additional debt.



WE MAY HAVE TROUBLE INTEGRATING ANY OF THE FUTURE BUSINESSES AND TECHNOLOGIES WE MAY ACQUIRE WHICH COULD AFFECT THE SUCCESS OF OUR BUSINESS



Any acquisition that we may pursue could involve numerous additional risks, including difficulties in integrating the operations, services, products and personnel of the acquired business. We may not be able to successfully integrate any or all of the businesses we may acquire into our operations. Our systems, procedures or controls may not be able to support increased operations resulting from acquisitions. Acquisitions also divert management's attention from other business objectives. We also encounter risks by entering markets in which we have little or no experience. We may make investments in companies involved in the development of technologies or services that are complementary or related to our operations in the future. We cannot assure you that any investments in these companies will result in any return, nor can there be any assurance as to the timing of any return.

IF WE ARE UNABLE TO FIND SUITABLE CANDIDATES TO ENTER INTO INTERNATIONAL ARRANGEMENTS WITH, OUR BUSINESS STRATEGY MAY FAIL



To increase revenue, we plan to expand internationally through licensing and service arrangements to provide our services in languages other than English. On June 6, 2000, we entered into an agreement with an investment group comprised of numerous investors led by Europ@Web to establish a new company to provide our live, human-assisted customer support and search services in the French language. We are also considering offering our services in other languages through similar arrangements. We cannot assure you that we will be able to negotiate any other acceptable partnership or joint venture arrangements in the future, that these arrangements will be successful or that potential partners will not pursue alternative means of providing live, human-assisted customer support and search services. Whether or not the parties with whom we enter into licensing and service arrangements will devote sufficient resources to the venture will be beyond our control. Depending on our obligations and rights in these potential licensing and service arrangements, any termination or cancellation of these arrangements could also adversely affect our financial condition and results of operations.



WE HAVE LIMITED EXPERIENCE IN CONDUCTING INTERNATIONAL OPERATIONS AND THEREFORE ARE NOT ABLE TO QUANTIFY THE COSTS AND RISKS OF ENTERING INTERNATIONAL MARKETS OR THE REVENUE WE MAY GENERATE



We believe that international expansion is important to our ability to continue to grow and market our services globally. In marketing our services globally, however, our operating costs will increase and we will face new competitors. In addition, our ability to enter international markets will be dependent upon our ability to create localized versions of our services. We cannot assure you that we will be successful in creating versions of our services for international markets, or marketing or distributing our services abroad. In addition, we are currently unable to quantify the costs of entering an international market or, once established, maintaining international operations, and there can be no assurances that our international revenue will be adequate to offset this expense. To date, we have limited experience in marketing and distributing our services internationally.



In addition to the uncertainty of profitability from establishing an international presence, there are difficulties and risks inherent in doing business on an international level, such as:



    - compliance with foreign regulatory requirements and changes in those requirements;


    - trade barriers;


    - protection of intellectual property rights in foreign markets which may not offer the same level of protection as in the United States; and



    - difficulties in staffing and managing international operations.


We cannot assure you that one or more of these factors will not have a material adverse effect on any international operations established by us and, consequently, on our business, results of operations and financial condition.

MANY OF OUR WEB WIZARD PROFESSIONALS ARE LOCATED IN INDIA AND ANY ADVERSE CHANGES IN INDIAN GOVERNMENT POLICIES OR ECONOMIC OR POLITICAL CONDITIONS MAY NEGATIVELY AFFECT OUR OPERATIONS



Our offering of live, human-assisted customer support and search services over the Internet is highly dependent on our Web Wizard professionals. Many of our Web Wizard professionals are currently located in India, in part to reduce our operating costs. Our ability to service traffic to our Webhelp portal may be affected by changes in Indian government policy, taxation, social and ethnic instability and other political, economic or other developments in or affecting India. Since achieving independence in 1947, India has had a mixed economy with a large public sector and an extensively regulated private sector. Indian central and state governments have in the past, among other things:


    - imposed controls on prices of a broad range of goods and services;

    - restricted the ability of private sector enterprises to expand capacity, reduce production or employment, or enter new businesses; and

    - allocated raw materials and foreign exchange.


The role of the Indian central and state governments in the Indian economy, as producers, consumers and regulators, remains significant in ways which directly affect our ability to rely on Web Wizard professionals based in India. We cannot assure you that the economic liberalization policies pursued by recent governments during the past decade will be continued or that changes in Indian government policies or future developments in the Indian economy may not adversely affect our operations. If they were not continued, our operating expenses could increase or we could be unable to continue to use Indian outsourced service providers at all.



OUR OUTSOURCED CONTRACTORS IN INDIA MAY BE UNABLE TO ATTRACT QUALIFIED WEB WIZARD PROFESSIONALS WHICH COULD AFFECT THE QUALITY OF THE SUPPORT SERVICES WE OFFER



Our Web Wizard professionals are employees of companies providing outsourced personnel services to us, and must be educated and fluent in English. Because the services of Web Wizard professionals are being provided to us through these outsourced companies, we have less control over these Web Wizard professionals which could impair the quality of their work. If we are unable to attract a sufficient number of qualified Web Wizard professionals at current compensation levels the quality of our support services may suffer or we may have to incur increased operating costs to obtain qualified professionals.



ECONOMIC SANCTIONS IMPOSED ON INDIA BY THE UNITED STATES COULD RESTRICT OUR INDIAN WEB CENTERS' ACCESS TO TECHNOLOGY AND LIMIT OUR ABILITY TO RELY ON WEB WIZARDS PROFESSIONALS IN INDIA



In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions after discussions with the government of India. These sanctions, or additional sanctions, could restrict our access to technology that is required to construct and operate the Web Centers providing us with services. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not have a material adverse effect on our business.



WE COULD INCUR SIGNIFICANT WITHHOLDING TAXES AND EMPLOYEE BENEFIT EXPENSES IF OUR WEB WIZARD PROFESSIONALS WERE DEEMED TO BE OUR EMPLOYEES RATHER THAN EMPLOYEES OF OUR INDEPENDENT CONTRACTORS



The outsourced service providers that employ Web Wizard professionals act as our independent contractors. One or more jurisdictions or taxing authorities, including the Internal Revenue Service, could seek to treat them as our employees rather than employees of these independent contractors. As a result, they may seek to impose taxes, interest and penalties on us. In addition, employees are generally entitled to healthcare and other benefits that are typically unavailable to employees of independent contractors. Our business, results of operations and financial condition would be materially adversely affected if these claims are made and we do not prevail in opposing them or if we are required to treat the Web Wizard professionals as employees for tax or employee benefit purposes or otherwise.



WE ARE DEPENDENT ON OUR INTELLECTUAL PROPERTY, AND OUR METHODS OF PROTECTING OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATE



Our success depends significantly upon our proprietary technology, particularly our system architecture and interface which are important components of our service delivery platform. We currently rely on a combination of copyright, trademark and patent laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Other parties may challenge our trademarks, the patent application we have filed or any patent that may be issued from the application. If challenges are brought or if the U.S. Patent and Trademark Office disallows our applications, the patent or trademark registrations may not be granted or, if granted, may be expunged. Also, we cannot assure you that we will develop additional proprietary services or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on our ability to do business. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. We do not currently have any patents or patent applications pending in any country outside of the United States. Our means of protecting our proprietary rights outside of the United States may not be adequate. Additionally, our competitors may independently develop similar technology, duplicate our services or design around our intellectual property rights.


WE MAY BECOME INVOLVED IN INTELLECTUAL PROPERTY LITIGATION WHICH COULD IMPAIR OUR ABILITY TO CONDUCT OUR BUSINESS

There has been substantial litigation in the software and Internet industries regarding intellectual property rights. We or our licensors may become involved in claims and counterclaims with third parties regarding infringement with respect to current or future products or trademarks or other proprietary rights. Any infringement or other claims or counterclaims could impair our business because they could:

    - be time-consuming;

    - result in costly litigation;

    - divert management's attention from the effective operation of our business;

    - cause service delays; or


    - require us to redesign our services or enter into royalty or licensing agreements which may not be available on terms acceptable to us, or at all.



                     RISKS RELATED TO THE INTERNET INDUSTRY


OUR PERFORMANCE WILL DEPEND ON THE GROWTH AND COMMERCIAL ACCEPTANCE OF THE INTERNET


Our future success will depend substantially upon the widespread adoption of the Internet as a primary medium for commerce and business applications. If the Internet does not become a viable and substantial commercial medium, our business, operating results and financial condition will be materially adversely affected. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. The Internet infrastructure may not be able to support the demands placed on it by continued growth. There have been regular failures in the Internet infrastructure, and there are likely to be more in the future, which may undermine our potential corporate clients' confidence in the Internet as a viable commercial medium. Critical issues concerning the commercial use of the Internet, such as security, reliability, cost, accessibility and quality of service, remain unresolved and may negatively affect the growth of Internet use or the attractiveness of commerce and business communication on the Internet. In addition, the Internet could lose its viability if there are delays in the development or adoption of new standards and protocols to handle increased activity or if there is increased government regulation and taxation of Internet commerce.



WE MAY NOT BE ABLE TO MAINTAIN ADVERTISING REVENUE IF THE INTERNET IS NOT ADOPTED AS AN ADVERTISING MEDIUM



We expect to earn a significant portion of our revenue by selling advertisements on our Webhelp portal. For the period from our inception, May 27, 1999 to June 30, 2000, advertising revenue represented approximately 76% of our revenue. In the next three years, we expect that advertising revenue will account for no less than 20% of our total revenue. We will not be able to sustain or increase our advertising revenue if the Internet does not develop into an attractive and sustainable advertising medium. For example, Internet users may purchase "filter" software programs that limit or remove advertising from the user's browser display. The widespread adoption of this software could negatively impact the use of advertising on the Internet. It is also difficult to predict which method of pricing will be adopted by the industry or advertisers. For example, our advertising revenue could decrease if advertising rates are based on the number of users who access the advertiser's Web site from our Webhelp portal or seek additional information about a product or service by "clicking" on the advertisement, rather than rates being based solely on the number of times an advertisement is displayed. In order to maintain and increase advertising revenue, we must develop a large base of registered users with demographic characteristics attractive to advertisers. If we are unable to attract Internet users to our Webhelp portal, advertising revenue could be impaired, advertisers and sponsors may terminate their agreements with us, advertisers may not be willing to pay as much as they currently pay to appear on our Webhelp portal and we may be required to supply our services to advertisers for free.


SECURITY CONCERNS COULD HINDER E-COMMERCE TRANSACTIONS CONDUCTED OVER THE
INTERNET


The need to transmit confidential information securely over the Internet has been a significant barrier to conducting commercial transactions and communicating over the Internet. Any well-publicized compromise of security could deter some consumers from using the Internet or from using it to conduct transactions that involve transmitting confidential information, such as stock trades or purchases of goods or services. Because much of our business strategy involves consumers' use of the Internet to purchase goods or services, our business could be adversely affected by security violations by us or our commerce partners.


We may also incur significant costs to protect against the threat of security violations or to alleviate problems caused by these violations. These violations could expose us to a risk of loss or litigation and possible liability. In addition, we may suffer losses as a result of orders placed with fraudulent credit card data, even though the consumer's payment for these orders has been authorized by the associated financial institution.

WE ARE SUBJECT TO CONCERNS REGARDING PRIVACY OF PERSONAL INFORMATION ABOUT THE USERS OF OUR SERVICES


We maintain a privacy policy that is displayed on our Webhelp portal. Our policy is not to disclose willfully any individually identifiable information about any user of our services to a third party without the user's consent. This information may include personal identification information, demographic profile data, user preferences, Web site behavioral data and chat transcripts. We collect this data from information provided to us by users, users' click-patterns while on our Webhelp portal or the Web Sites of our corporate clients and the transcripts of chats between users and our Web Wizard professionals. Our policy and user choices regarding the dissemination of personal information collected on our Webhelp portal are accessible to users of our personalized services when they initially register. In addition, the Federal Trade Commission and several states have been investigating some Internet companies regarding their use of personal information. We could incur additional expenses and reduced revenue if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated. In addition, if third persons were able to penetrate our network security or otherwise misappropriate users' personal information, we could be subject to costly liability claims. These could include claims for unauthorized purchases, impersonation or other similar fraud claims, as well as claims for other misuses of personal information, such as for unauthorized marketing purposes.



WE DEPEND ON THIRD-PARTY CONTENT OVER WHICH WE HAVE NO CONTROL, AND IF USERS ARE DISSATISFIED WITH THE QUALITY OF THE CONTENT OR ARE REDIRECTED TO OTHER HOME PAGES OUR SERVICE MAY BECOME LESS ATTRACTIVE TO USERS



Our Internet search service is designed to directly link our users to a page within a third-party's Web site that presents the answer to a question asked. However, when we attempt to direct users to a page within these Web sites, some companies have automatically redirected our users to their home page. If companies prevent us from directly linking our users to a particular page within a third-party Web site, and if there are no comparable alternative Web sites to which we can direct our users, the utility and attractiveness of our services to Internet users may be reduced. If this occurs, traffic on our Webhelp portal could significantly decrease, which would seriously harm our business. In addition, we have little control over the content contained on these third-party Web sites. If these third-party Web sites do not contain high-quality, up-to-date and useful information to the user, the utility of our service to the user will be reduced, which could seriously harm our business.



RECENT LITIGATION COULD SERIOUSLY IMPAIR OUR ABILITY TO ACCESS THIRD-PARTY
CONTENT



A federal judge in the United States District Court for the Northern District of California recently issued a preliminary injunction preventing the operator of a Web site that aggregates information regarding online auction Web sites from accessing the computer system of a major online auction Web site by use of any automated querying system without the auction site's written authorization. The injunction, which is to remain in effect until a full trial is held in March of next year, upholds the claim of the operator of the online auction Web site that it holds a protected property right in its database, and that the practice of using automated technology to search its database to compile information for use on another Web site amounts to a trespass. As a basis for the injunction, the judge ruled that this automated search technology could overload the computer system of the searched Web site. If this ruling is not reversed and if other courts follow the reasoning of the judge in this ruling, it could inhibit our ability to access third party content and to provide price comparison services. We can not be certain that we would be able to obtain the appropriate consent to search third-party Web sites and accordingly, this ruling could have a detrimental effect on our business.


WE MAY BE LIABLE FOR CONTENT RETRIEVED FROM THE INTERNET


We could be exposed to liability with respect to the selection of third-party Web sites that may be accessible through our Webhelp portal. These claims might include, among others, that by linking to

Web sites operated by third parties, we may be liable for copyright or trademark infringement or other unauthorized actions by these third-party Web sites. Because material may be downloaded by the online or Internet services operated or facilitated by us or the Internet access providers with which we have relationships, and may be subsequently distributed to others, it is also possible that claims will be made against us on the basis of defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. These claims could be based on us providing access to obscene or indecent content. Implementing measures to reduce our exposure to this liability may require substantial resources and may limit the attractiveness of our services to Internet users.



Our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all types of liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could impair our business.



GOVERNMENT REGULATION OF THE INTERNET AND LEGAL UNCERTAINTIES CAUSED BY THIS REGULATION COULD IMPAIR OUR BUSINESS



We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, including as they apply to access to, or commerce on, the Internet. The adoption of such laws or regulations could increase our cost of doing business and may decrease the growth of the Internet and the demand for our services. Due to the increasing popularity and use of the Internet, it is likely that laws and regulations may be adopted with respect to issues such as the protection of databases, user privacy, consumer protection, copyrights, pricing and characteristics and quality of products and services. It is not possible to fully determine the impact of this legislation, which could subject us and/or our corporate clients or their customers to potential liability, which could have a material adverse effect on our business, results of operations and financial position.



ADDITIONAL JURISDICTIONS MAY ATTEMPT TO REGULATE THE TRANSMISSION OF OUR SERVICES WHICH COULD RESULT IN FINES AND PENALTIES AND OTHER POSSIBLE LEGAL SANCTIONS AGAINST US



Due to the global nature of the Internet, it is possible that, although transmission of our services originates from our operations in North America and India, the governments of states and foreign countries where we do not have operations may attempt to regulate our transmissions or to prosecute us for violations of their laws. Violations of local laws may be alleged or charged by state or foreign governments. We may violate these laws unintentionally and these laws may be modified, or new laws enacted. It is also possible that states or foreign countries may seek to impose sales taxes on out-of-state companies that engage in commerce over the Internet. In the event that states or foreign countries succeed in imposing sales or other taxes on commerce conducted over the Internet, the growth of the use of the Internet for commerce could slow substantially, thereby causing a negative effect on our business and profitability.



ATTEMPTS BY SOME STATES TO REGULATE THE COLLECTION AND USE OF USER DATA OVER THE INTERNET COULD SERIOUSLY IMPACT OUR WEBHELP DIRECT SERVICE FOR OUR CORPORATE CLIENTS



Several states have proposed legislation that would govern the collection and use of information gathered from Internet users. As we and some of our corporate clients aggregate this data, any legislation of this type could restrict these activities. In addition, consumers who have privacy concerns may avoid Web sites that collect information from their users.

IF THE TAX MORATORIUM IMPOSED BY THE UNITED STATES CONGRESS ON E-COMMERCE TRANSACTIONS ENDS, OUR ABILITY TO BECOME PROFITABLE WILL BE SERIOUSLY IMPACTED



The Internet Tax Freedom Act enacted by the United States Congress imposed a three-year moratorium, which commenced October 1, 1998 and ends on October 21, 2001, on state and local taxes on e-commerce and on Internet access, where those taxes are multiple or discriminatory, unless those taxes were generally imposed and actually enforced prior to October 1, 1998. It is possible that the tax moratorium could fail to be renewed prior to October 21, 2001. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce. The imposition of these taxes could adversely affect our ability to become profitable.



IF THE FEDERAL COMMUNICATIONS COMMISSION IMPOSES ACCESS FEES ON INTERNET SERVICE PROVIDERS IT COULD SERIOUSLY SLOW THE GROWTH OF THE INTERNET AND IMPACT OUR ABILITY TO BECOME PROFITABLE


Several telecommunications carriers are advocating that the United States Federal Communications Commission regulate the Internet in the same manner as it does other telecommunications services by imposing access fees on Internet service providers. These regulations could substantially increase the costs of communicating on the Internet. This, in turn, could slow the growth in Internet use and thereby decrease the demand for our services.


THE APPLICATION OF PRE-EXISTING LAWS TO THE INTERNET COULD SERIOUSLY SLOW THE GROWTH OF THE INTERNET AND OUR BUSINESS


In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. Most of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet market. This uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.


                         RISKS RELATED TO THE OFFERING



IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY



Investors have not been able to develop consistent financial models for the Internet market because of the unpredictable rate of growth of Internet users, the rapidly changing models of doing business on the Internet and the Internet's relatively low barriers to entry. As a result, and because of the other risks discussed in this prospectus, it is unlikely that our actual results will meet the expectations of investors in future periods. If this occurs, the price of our common stock will likely fall. In addition, our potential inability to keep short-term expense levels in line with revenue could adversely affect our financial results for any given quarter. It is possible that in some future quarter our operating results may be below the expectations of investors, which could reduce the price of our common stock.


OUR OPERATING RESULTS CAN BE AFFECTED BY SEASONALITY, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE


We expect to experience seasonality in our business. Historically, Internet users have made a smaller number of visits to the Web sites of our competitors during the summer and the year-end vacation and holiday periods when Internet usage typically declines. As a result, our quarterly revenue may fluctuate, adversely affecting the market price of our common stock.

WE SOLD 18,671,329 SHARES OF OUR PREFERRED STOCK WHICH IF RESOLD COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE



In December 1999, we sold 18,671,329 shares of our preferred stock. All outstanding shares of preferred stock are convertible into 8,486,968 shares of our common stock at the option of the holder at any time and is subject to mandatory conversion upon the closing of this offering. These shares are restricted securities within the meaning of Rule 144 under the Securities Act. If the holders of preferred stock convert their shares into common stock and sell a significant amount of their shares pursuant to Rule 144 or pursuant to a registration statement, these sales could adversely affect the market price of the common stock and our ability to raise equity capital.



AFTER THE OFFERING, THERE WILL BE A SIGNIFICANT NUMBER OF OUR SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE



Sales of substantial amounts of our common stock in the public market after the offering or the perception that those sales could occur could adversely affect the market price of the common stock and our ability to raise equity capital in the future. Upon completion of the offering, we will have 28,203,433 outstanding shares of common stock, assuming no exercise of outstanding options. Of these shares, the shares sold in the offering will be tradable without restriction or limitation under the Securities Act of 1933, except for any shares purchased by our "affiliates." The remaining shares of common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act. The holders of substantially all of such shares have agreed, until at least 180 days after the date of this prospectus, not to sell or otherwise dispose of such shares, without the prior written consent of the representatives of the underwriters. After that date, or if the representatives of the underwriters waive these restrictions prior to that date, 22,703,433 shares may be sold subject to the limitations of Rule 144. Pursuant to an amended and restated investor rights agreement dated as of December 31, 1999, eliance, Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P., Insight Capital Partners (Co-Invest) III, L.P., CIBC WMC Inc., Kerry Adler, Laura Hantho, Hugh Cumming, Dan Walter and Shukie Halfon have the ability to demand registration under the Securities Act of all or a portion of our common stock owned by them when we are eligible to use an S-3 short-form registration, which will not be earlier than one year after the date of this offering. On April 19, 2000, we entered into a registration rights agreement with WH Holdings, Ltd., a Cayman Islands company that acquired 329,381 shares of our common stock from eliance Corporation. The registration rights agreement granted WH Holdings the right to have its shares registered by us if we are registering shares on a registration statement on Form S-3. In addition, 3,500,000 shares of common stock are reserved for issuance under our 1999 Long Term Incentive Plan. We intend to file a registration statement covering the issuance of these shares promptly following the offering. As a result, shares issuable upon the exercise of these options will be freely tradable unless held by one of our affiliates. When these "locked-up" and other currently unregistered shares become eligible for sale or are sold, the market price for our common stock may decline.


CONCENTRATED OWNERSHIP MAY DISCOURAGE BIDS TO PURCHASE OUR COMMON STOCK


Our existing stockholders will, in the aggregate, beneficially own approximately 80% of our outstanding shares of common stock after the offering. As a result, these stockholders, acting together, would be able to control many matters requiring approval by our stockholders including the election of directors and bids to purchase any shares of our common stock you purchase may be delayed or prevented.


PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS COULD DISCOURAGE OR DELAY OFFERS TO PURCHASE OUR COMMON STOCK


Our certificate of incorporation and by-laws contain certain provisions that could discourage or delay an acquisition of our common stock, even though you may want the acquisition to occur. In addition, provisions of Delaware law, our 1999 Long Term Incentive Plan and some of our executive officer's employment agreements may have the same effect.



PURCHASERS OF OUR COMMON STOCK IN THE OFFERING WILL HAVE THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE OF THEIR COMMON STOCK IMMEDIATELY AND SUBSTANTIALLY DILUTED



If the shares of our common stock offered are sold at a price of $11.00 per share, the purchasers will experience immediate dilution in pro forma net tangible book value per share of our common stock of $8.59 from the initial public offering price per share.


WE DO NOT PAY, NOR DO WE ANTICIPATE PAYING, ANY DIVIDENDS

We do not currently pay dividends and we do not anticipate paying any dividends in the foreseeable future. The terms of any future debt financings may restrict the payment of dividends.

YOU MAY NOT BE ABLE TO OBTAIN ENFORCEMENT OF CIVIL LIABILITIES AGAINST US OUTSIDE THE UNITED STATES


Our principal office and many of our assets are located in Canada. In addition, Kerry E. Adler, our Chief Executive Officer and President, and Laura Hantho, our Chief Operating Officer, who are both members of our board of directors, Hugh Cumming, our Chief Technology Officer, and Tom Cronin, our Chief Financial Officer, and certain experts named in this prospectus, are residents of Canada. As a result, it may be impossible for you to effect service of process within the United States upon these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or those persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States, or would enforce, in original actions, liabilities against us or those persons predicated upon the United States federal securities laws or any such state securities or blue sky laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments.

                           FORWARD-LOOKING STATEMENTS



Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. These statements include, among others, the following: use of proceeds; projected increases in sales and marketing, research and development and capital expenditures; liquidity; our planned international expansion; our strategy of enhancing our current products and services and expanding into new products and services; our efforts to increase brand awareness; our development of strategic acquisitions and joint ventures; and our strategy to encourage widespread adoption of our services and to make the Webhelp Direct service a preferred customer relationship management platform.


We have based these forward-looking statements on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.


In addition, this prospectus includes data relating to the Internet industry, e-commerce and the Internet-based search engine market. Some of this data was obtained from industry publications and reports, such as reports by International Data Corporation, NFO Interactive, Net Effect Systems and Forrester Research, Inc. These reports assume certain events, trends and activities will occur and they project information based on those assumptions.



We cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS



We estimate that the net proceeds from the sale of the 5,500,000 shares of common stock we are offering will be approximately $55.0 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $63.4 million. "Net proceeds" is what we expect to receive after paying the underwriting discount and commissions and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming an initial public offering price of $11.00 per share.



We will use the net proceeds to fund operating results, capital expenditures and working capital needs. We expect that we will use approximately $27.0 million over a three-year period to fund operating activities, and in particular, to expand our sales, marketing and brand building efforts, approximately
$9.0 million to build one or more Web Centers and purchase fixed assets for internal use, and approximately $19.0 million for working capital needs and general corporate purposes. From time to time we will consider acquisition opportunities and new service offerings, and we may use a portion of the proceeds of this offering to fund all or a portion of the purchase price of acquisitions or the development of new service offerings.



The amount and timing of these expenditures is subject to our discretion and is not currently committed to specific programs.


Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY



We have never declared or paid cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 CAPITALIZATION



The following table sets forth the following information as of June 30, 2000:


    - our actual capitalization;


    - our pro forma capitalization after giving effect to the conversion of all the outstanding shares of preferred stock into 8,486,968 shares of common stock upon the closing of this offering; and



    - our as adjusted capitalization after giving effect to the pro forma adjustments described above and after giving effect to the sale of the shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.



                                                                      JUNE 30, 2000
                                                        ------------------------------------------
                                                           ACTUAL       PRO FORMA     AS ADJUSTED
                                                        ------------   ------------   ------------
Stockholders' equity:
  Convertible preferred stock, $0.01 par value;
    20,000,000 shares authorized; issuable in series
  Series A convertible preferred stock, $0.01 par
    value; 15,000,000 shares designated, issued and
    outstanding; aggregate liquidation preference of
    $19,200,000; no shares issued and outstanding in
    pro forma.........................................  $    150,000   $         --   $         --
  Series B convertible preferred stock, $0.01 par
    value; 3,671,329 shares designated, issued and
    outstanding; aggregate liquidation preference of
    $72,435,321; no shares issued and outstanding in
    pro forma.........................................        36,713             --             --
  Common stock, $0.01 par value; 65,000,000 shares
    authorized
    14,216,465 shares issued and outstanding;.........       142,164             --             --
    22,703,433 shares issued and outstanding in pro
      forma;..........................................            --        328,877             --
    28,203,433 shares issued and outstanding in pro
      forma as adjusted;..............................            --             --        383,877
  Additional paid-in capital..........................    47,125,751     47,125,751    102,085,751
  Deferred stock compensation.........................    (3,193,362)    (3,193,362)    (3,193,362)
  Accumulated deficit.................................   (29,852,500)   (29,852,500)   (29,852,500)
                                                        ------------   ------------   ------------
    Total stockholders' equity........................  $ 14,408,766   $ 14,408,766   $ 69,423,766
                                                        ------------   ------------   ------------
    Total capitalization..............................  $ 14,408,766   $ 14,408,766   $ 69,423,766
                                                        ============   ============   ============

                                    DILUTION



Our pro forma net tangible book value as of June 30, 2000 was approximately $13.0 million, or $0.57 per share. "Pro forma net tangible book value per share" represents the amount of our total tangible assets reduced by the amount of the total liabilities and divided by the number of shares outstanding, after giving effect to the conversion of all of our outstanding preferred stock into common stock.



After giving effect to adjustments relating to the offering, our pro forma net tangible book value as of June 30, 2000 would have been $68.1 million or $2.41 per share. The adjustments made to determine pro forma net tangible book value per share after the offering are the following:



    - an increase in total assets to reflect the net proceeds of the offering as described under "Use of Proceeds" (assuming that the public offering price will be $11.00 per share); and


    - the addition of the number of shares offered by this prospectus to the number of shares outstanding.


The following table illustrates, as of June 30, 2000, the increase in pro forma net tangible book value of $1.84 per share and the dilution (the difference between the offering price per share and the pro forma net tangible book value per share) to new investors:



Assumed public offering price per share.....................               $11.00
Pro forma net tangible book value per share as of June 30,
  2000......................................................     $0.57
Increase in pro forma net tangible book value per share
  attributable to the offering..............................      1.84
                                                              --------
Pro forma net tangible book value per share after the
  offering..................................................                 2.41
                                                                         --------
Dilution per share to new investors.........................                $8.59
                                                                         ========



The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes that the public offering price will be $11.00 per share.



                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          ---------------------   -----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                          ----------   --------   ------------   --------   -------------
    Existing stockholders...............  22,703,433     80.5%    $ 42,580,798     41.3%       $ 1.88
    New investors.......................   5,500,000     19.5%    $ 60,500,000     58.7%       $11.00
                                          ----------    -----     ------------    -----
      Total.............................  28,203,433    100.0%    $103,080,798    100.0%
                                          ==========    =====     ============    =====


The foregoing calculations:


    - do not include shares issuable upon exercise of options outstanding as of the date of this prospectus;



    - assume the conversion of all our preferred stock into 8,486,968 shares of common stock upon the closing of this offering;



    - assume no exercise of the underwriters' over-allotment option; and



    - assume the 1-for-2.2 reverse stock split to be effected prior to the closing of the offering.


To the extent outstanding options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA



This section presents our selected historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section are not intended to replace the financial statements.



We derived the statement of operations data for the period from incorporation on May 27, 1999 to December 31, 1999 and balance sheet data as of December 31, 1999 from the audited financial statements in this prospectus. Those financial statements were audited by Ernst & Young LLP, our independent auditors. The statement of operations data for the six months ended June 30, 2000 and the balance sheet data as of June 30, 2000 were derived from the unaudited financial statements included in this prospectus.


The pro forma information included in the statement of operations data gives effect to the issuance of shares of common stock upon the conversion of all of our outstanding preferred shares upon the closing of this offering. The pro forma and as adjusted data have not been audited.


                                                     FOR THE PERIOD        SIX MONTHS
                                                     MAY 27, 1999 TO         ENDED
                                                    DECEMBER 31, 1999    JUNE 30, 2000
                                                    -----------------   ----------------
Statement of Operations Data:
Revenue...........................................     $    29,857        $  1,100,010
Cost of revenue...................................         844,916           5,537,841
                                                       -----------        ------------
Gross profit (loss)...............................        (815,059)         (4,437,831)
                                                       -----------        ------------
Operating expenses:
  Sales and marketing.............................         654,124           5,155,701
  General and administrative......................       3,110,672           3,119,714
  Product development.............................         180,638             324,921
  Depreciation of fixed assets....................          67,278             403,082
  Amortization of intangible assets...............          48,063             105,042
  Amortization of deferred stock compensation.....              --           1,919,665
                                                       -----------        ------------
Total operating expenses..........................       4,060,775          11,028,125
                                                       -----------        ------------
Operating loss....................................      (4,875,834)        (15,465,956)
Interest income (expense), net....................         (30,153)            519,443
                                                       -----------        ------------
Net loss and comprehensive loss for the period....     $(4,905,987)       $(14,946,513)
                                                       ===========        ============
Net loss per share--basic and diluted.............     $     (0.45)       $      (1.28)
                                                       ===========        ============
Weighted average number of shares outstanding used
  to compute basic and diluted net loss per
  share...........................................      10,918,257          11,716,465

Pro forma net loss per share--basic and diluted...     $     (0.45)       $      (0.74)
                                                       ===========        ============
Weighted average number of shares outstanding used
  to compute pro forma basic and diluted net loss
  per share.......................................      11,019,277          20,203,433



                                                             JUNE 30, 2000
                                                ---------------------------------------
                                                  ACTUAL       PRO FORMA    AS ADJUSTED
                                                -----------   -----------   -----------
Balance Sheet Data:
Cash and cash equivalents.....................  $14,501,461   $14,501,461   $69,516,461
Working capital...............................    9,324,498     9,324,498    64,339,498
Total assets..................................   23,669,841    23,669,841    78,684,841
Total stockholders' equity....................   14,408,766    14,408,766    69,423,766

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



YOU SHOULD READ THIS DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS.



OVERVIEW



We are a provider of live, human-assisted customer, sales and technical support and search services over the Internet. Our services enable businesses and individuals to effectively use the Internet to purchase and sell goods and services and to locate content.



We were incorporated on May 27, 1999 and until November 30, 1999, when we launched our Webhelp portal, we were primarily engaged in developing and implementing our business plan. We raised capital, invested in product development efforts, contracted with outsourced service providers for our Web Centers, signed agreements with content providers for our Webhelp portal and initiated marketing activities. During that period, we also entered into discussions with respect to a proposed business combination with eliance Corporation. In November 1999, we determined that the proposed business combination was not in our best interests and we terminated these discussions. At that time, we agreed to purchase certain assets from eliance and entered into a services agreement with eliance under which eliance agreed to provide us with limited Web Center services until May 31, 2000.



Since launching our Webhelp portal on November 30, 1999, we have focused on recruiting employees, launching and growing our Webhelp Direct service for corporate clients, further developing our technology and service platform, and developing brand awareness through online and traditional advertising campaigns. We have also licensed our technology and intellectual property in the French language.



The financial statements included in this registration statement, and the commentary included in this Management's Discussion and Analysis, cover the period from May 27, 1999 to December 31, 1999, our inception period, and the six-month period from January 1, 2000 to June 30, 2000. Our fiscal year end is December 31. For the period from inception to December 31, 1999, we were a development stage company and had little revenue. Since January 1, 2000, we have been directing our efforts towards revenue generating activities and are deploying the majority of our available funds towards operating activities. Accordingly, we are no longer a development stage company.



Our revenue from inception to June 30, 2000 consisted primarily of advertising revenue which was predominantly derived through 24/7 Media, Inc., a third-party advertising manager. We recognize advertising revenue as it is earned based on actual impressions delivered or based on the amount of time an advertisement is placed on our Webhelp portal. We record this revenue net of commissions payable to third-party advertising managers. Our agreements with third-party advertising managers do not provide for guaranteed numbers of impressions delivered. Until April 2000, we relied on 24/7 Media as our exclusive advertising manager. Although we intend to augment our third-party advertising managers' capabilities with internal sales initiatives, we expect that the majority of our advertising will continue to be managed by third-party advertising managers.



In March 2000, we began earning revenue from our Webhelp Direct service. Under our Webhelp Direct service, we provide corporate clients with private or co-branded online customer, sales and technical support services on their Web sites. We expect our Webhelp Direct service to represent a significant proportion of our revenue in the future. We recognize Webhelp Direct service revenue in accordance with our customer terms, which we expect will typically be on a per engagement basis if the length of time per engagement is reasonably determinable, or on an hourly or per user basis.

In June 2000, we began earning revenue from our technology, license and service agreements with Webhelp.fr. Under these agreements, we license our technology, certain intellectual property and access to our services platform for the purpose of providing Webhelp services in French. Revenue is earned from upfront license fees or proceeds from the sale of intellectual property, ongoing services provided to the international affiliates and from other professional and consulting fees.



Since the launch of our Webhelp portal, we have offered registered users a free, live, human-assisted search service. In April 2000, we began offering, on a paid subscription basis, a premium version of our search service. The premium service moves a user's request to the front of the search queue for faster response times. It is our intention to develop additional services as part of this premium service. To date, we have generated limited revenue from this premium service.



Cost of revenue consists primarily of fees paid to third-party outsourced service providers who provide us with Web Centers and Web Wizard professionals on a variable cost basis, subject to a specified minimum cost. We currently have contracts with three outsourced service providers in India. All of our outsourced service provider contracts are denominated in United States dollars. We expect that we will renegotiate and extend these contracts during fiscal 2000. We also operate our own Web Center in Montreal and record the costs of this Web Center as a cost of revenue. As of June 30, 2000, we engaged more than 500 Web Wizard professionals at our Web Centers. The number of Web Wizard professionals required to meet our business needs will vary based on a number of factors including use of the Webhelp portal search services, and the number and size of our corporate client contracts. We currently anticipate that the number of Web Wizard professionals we engage will grow substantially over the next
12 months to more than 2,000.



Cost of revenue also includes payments to content providers on our Webhelp portal and Web hosting costs. Web hosting costs are primarily expenses associated with third party management of our Web servers and related technology licenses.



We also incur costs for sales and marketing, general and administrative, information technology development, depreciation of fixed assets and other non-cash related expenses in the form of amortization of intangibles and amortization of deferred stock compensation.



Since our inception in May 1999, we have experienced operating losses and negative cash flows. As of June 30, 2000, we had an accumulated deficit of $29.9 million, which includes $10.0 million related to the repurchase of a portion of our common stock in December 1999. Our business is unproven, and our limited operating history makes an evaluation of our company and our prospects difficult. We may not generate revenue sufficient to achieve profitability. If we achieve profitability, we may not be able to sustain profitability.



In light of our limited operating history and the rapidly evolving nature of our business we believe that period-to-period comparisons of revenue and operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.



RESULTS OF OPERATIONS



SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO PERIOD FROM INCEPTION TO DECEMBER 31, 1999



REVENUE. Revenue during the six-month period ended June 30, 2000 was approximately $1.1 million compared to $30,000 during the inception period. Revenue included $827,000 of revenue from advertising on our Webhelp portal, $144,000 of revenue earned from technology, license and service fees from Webhelp.fr, and $129,000 of revenue from our Webhelp Direct service. Revenue during the inception period consisted exclusively of advertising revenue. During the inception period, we earned revenue only for the one-month period from November 30, 1999, the day we launched our Webhelp portal, to December 31, 1999.

COST OF REVENUE. Cost of revenue during the six months ended June 30, 2000 was approximately $5.5 million compared to $845,000 during the inception period. During the inception period, we incurred cost of revenue only for the one-month period from November 30, 1999 to December 31, 1999. Cost of revenue for the six months ended June 30, 2000 included approximately $5.1 million for Web Center and Web Wizard professional services, $297,000 for Web hosting costs and $178,000 for content on our Webhelp portal. This increase was primarily due to offering services for a six-month period instead of a one-month period, an increase in the number of Web Wizard professionals, and an increase in content offered on our Webhelp portal. We intend to increase the percentage of overall Web Wizard professionals managed in India and other overseas locations and expect that our average cost for Web Wizard professionals will decrease as a result.



SALES AND MARKETING. Sales and marketing expenses during the six-months ended June 30, 2000 were approximately $5.2 million compared to $654,000 during the inception period. The increase was primarily due to increased advertising and branding initiatives since the launch of our Webhelp portal and an increase in our sales and marketing personnel related to our Webhelp Direct service. Approximately 50% of sales and marketing expenditure represented payments to third parties to direct Internet traffic to our Webhelp portal. Sales and marketing expenses are expected to increase significantly in the future as we grow our business, increase the number of employees in our sales group and spend money on brand awareness.



GENERAL AND ADMINISTRATIVE. General and administrative expenses during the six-months ended June 30, 2000 were approximately $3.1 million compared to $3.1 million during the inception period. Included in the inception period is $2.6 million paid to eliance and charged to the 1999 expenses as further outlined below. Apart from the $2.6 million payment to eliance, the average monthly general and administrative expenditures are increasing on a monthly basis and are expected to continue to increase as we add personnel to continue to support the growth of our business. We also expect to begin incurring costs related to being a public company including directors' and officers' liability insurance, investor relations and other professional fees.



PRODUCT DEVELOPMENT EXPENSES. Product development expenses during the six months ended June 30, 2000 were approximately $325,000 compared to $181,000 during the inception period. This increase was related primarily to an increase in product development and third party consulting fees related to the ongoing design, development, testing and enhancement of our technology, our Webhelp portal and our Webhelp Direct service. We expect that these expenses will increase as we continue to invest in our technology and our Webhelp portal.



DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses during the six-months ended June 30, 2000 were approximately $2.4 million compared to $115,000 during the inception period. Depreciation and amortization expenses during the six-months ended June 30, 2000 consisted of depreciation of fixed assets of $403,000, amortization of intangibles of $105,000 and amortization of deferred stock compensation costs of approximately $1.9 million. The increase resulted from an increase in the average fixed assets and intangible assets during the six-months ended June 30, 2000, and the amortization of deferred compensation which began on January 28, 2000.



DEFERRED STOCK COMPENSATION. On January 28, 2000, our stockholders approved the 1999 Long Term Incentive Plan for directors, officers, employees and other parties. We account for stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and make the pro forma disclosures required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". As at June 30, 2000, we have recorded $3.2 million of deferred compensation in the stockholders' equity section of our balance sheet net of amortization. This resulted from stock options granted with exercise prices lower than the deemed fair market value of our common stock. During the period ended June 30, 2000, we amortized $1.9 million of deferred stock compensation. Deferred compensation will be amortized over the three-year period in which


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

these options vest. Based on the options currently outstanding, we expect the amount of this deferred compensation to be recorded in our expenses to be $3.3 million in fiscal 2000.



INTEREST. Interest income during the six-months ended June 30, 2000 was $520,000 compared to net interest expense of $30,000 during the seven month inception period. This increase was the result of interest income generated from the proceeds of the Series A and Series B preferred stock issued in December 1999.



INCOME TAXES. There was no provision for federal, state or provincial taxes for the six months ended June 30, 2000 due to our operating losses.



DURING THE INCEPTION PERIOD FROM MAY 27, 1999 TO DECEMBER 31, 1999



REVENUE. Revenue during the one-month period from the launch of our Webhelp portal on November 30, 1999 until December 31, 1999 was $30,000, and consisted of banner advertising revenue derived from 24/7 Media.



COST OF REVENUE. Cost of revenue during the one-month period from the launch of our Webhelp portal on November 30, 1999 until December 31, 1999 was $845,000. Cost of revenue consisted primarily of costs of $743,000 for Web Center and Web Wizard professional services. Web hosting expenses were $76,000 and expenses related to the provision of content on our Webhelp portal were $26,000.



SALES AND MARKETING. Sales and marketing expenses during the inception period were $654,000 and consisted primarily of advertising of $614,000 and payroll expenses of $40,000. Advertising expenses included $410,000 spent on online advertising and $204,000 spent on offline media.



GENERAL AND ADMINISTRATIVE. General and administrative expenses during the inception period were $3.1 million. Of this amount, $2.6 million represented a charge to current period expenses for a reimbursement of expenses incurred by eliance on our behalf and a release from any prior obligations with eliance. These expenses represent the approximate costs which were paid by eliance relating to our business during the period that we were in discussions with eliance regarding a proposed business combination. These expenses, which would otherwise have been paid by us, include payroll expenses and general and administrative expenses during the period from July 19, 1999 to December 31, 1999. Also included in this amount is an indemnity with respect to any further costs or obligations incurred by eliance on our behalf. Also included in general and administrative expenses is $272,000 for payroll costs and $239,000 of other general corporate costs, including travel, accounting and finance, rent and legal and professional fees.



PRODUCT DEVELOPMENT EXPENSES. Product development expenses during the inception period were $181,000 and consisted primarily of consulting fees related to the design, development, testing and enhancement of our technology and our Webhelp portal.



DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses during the inception period were $115,000 and consisted of amortization of fixed assets and amortization of intangible assets.



INTEREST. Net interest expense during the inception period was $30,000 and consisted primarily of interest expense on our $2.0 million bridge loan. The bridge loan was cancelled as part of our December 29, 1999 private placement. We also earned $10,000 of interest income on cash balances.



INCOME TAXES. There was no provision for federal, state or provincial income taxes during the inception period due to our operating losses.


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

LIQUIDITY AND CAPITAL RESOURCES



Since our inception, we have financed our operations primarily through two private equity placements and a $2.0 million bridge loan from a significant shareholder. As of June 30, 2000, we had issued $42.3 million of equity securities in five transactions in consideration for $35.8 million in cash, the cancellation of the $2.0 million bridge note and $4.5 million in assets. Pursuant to a binding letter of intent dated November 18, 1999, on December 29, 1999, we issued 15,000,000 shares of Series A preferred stock for consideration of $3.4 million in cash, a $2.6 million stock subscription receivable and the cancellation of the $2.0 million bridge loan. On January 3, 2000, we collected the stock subscription receivable. On December 31, 1999, we issued 3,671,329 shares of Series B convertible preferred stock to one institutional investor for consideration of $30.0 million in cash. We used $10.0 million of the proceeds to repurchase 556,262, or approximately 5%, of our founders' shares of common stock. In addition, we rely on a $400,000 credit card facility and we have pledged $400,000 of our cash as collateral for amounts owing under the facility.



On June 30, 2000, we entered into an agreement to issue 244,798 shares of Series B convertible preferred stock for cash consideration of $2.0 million. The cash consideration has not been received and the shares have not been issued pending a review by the purchaser of the terms of the agreement following a change in control of the purchaser. We have not accounted for the issuance of these shares as the outcome of this review has not yet been determined.



On November 29, 1999, we entered into a binding letter of intent with eliance under which we would purchase certain assets of eliance and enter into an Internet services agreement in return for shares of our common stock and cash. Pursuant to this binding letter of intent, on December 29, 1999, we entered into an Internet services agreement and acquired, pursuant to an asset purchase agreement (jointly the "eliance Agreement"), certain assets of eliance, in exchange for $4.3 million in cash and 3,863,636 shares of our common stock. At the time of the eliance Agreement, eliance was controlled by one of our existing minority stockholders. As of November 29, 1999, the 3,863,636 shares of our common stock had a fair value of $1.17 per share and an aggregate fair value of $4.5 million. Total consideration paid under the eliance Agreement was $8.8 million.



As part of the eliance transaction, we purchased certain fixed assets; intangibles including licenses, trademarks, names and other intangibles; prepaid expenses; and one month of an Internet services agreement. We also entered into an agreement for the provision of Web Center and Web Wizard professional services for the period from January 1, 2000 to May 31, 2000. We accounted for this purchase of assets as follows: $2.3 million to fixed assets; $630,000 to intangible assets; $3.3 million to prepaid expenses; and a $2.6 million charge to our 1999 profit and loss account. The $2.6 million represented a reimbursement of expenses incurred by eliance on our behalf and a release from any prior obligations with eliance. Included in prepaid expenses is $2.0 million representing a prepayment with respect to the Internet Services Agreement. As part of the Internet Services Agreement, we obtained the right to purchase services from eliance at a rate based on eliance's direct costs plus limited overhead. We recorded in prepaid expenses an estimate of the excess amount of the fair value of the services over the actual payments to be made. This $2.0 million prepayment has been amortized, based on usage, over the term of the agreement ended May 31, 2000. Also included in prepaid expenses acquired was $684,000 relating to Web Center and Web Wizard professional services from eliance for the month of December 1999 and $585,000 of prepaid advertising expenses paid by eliance on our behalf.



Since our inception, we have had negative cash flows from operating activities of $9.0 million and in the six-month period ended June 30, 2000, we used
$8.1 million to fund operating activities. Cash flows from operating activities since inception through June 30, 2000 have been used to finance operating losses of $19.9 million, offset by $3.9 million of non-cash items and a decrease in working capital of $6.9 million. For the foreseeable future, we expect cash flows from operations to be negative. Net cash used in investing activities since inception has been $4.0 million. This consists of $3.0 million related to the purchase of assets from eliance in December 1999, and $1.0 million of other fixed asset additions. During the six-month period ended June 30, 2000, we incurred expenses of $888,000 relating to our proposed public offering.



We currently do not have material commitments for capital expenditures. However, we expect to increase our capital expenditures during the current fiscal year and in fiscal 2001 as we develop one or more additional Web Centers operated by us. We do not have any material capital commitments or obligations other than with respect to operating leases on facilities and equipment. The amount of these operating lease commitments is $809,000 for fiscal 2000. In the future, we will attempt to finance capital purchases through capital leases. We expect to enter into additional operating leases for sales and marketing office space during fiscal 2000, and additional administrative office space in fiscal 2001 or fiscal 2002. New lease arrangements will increase our minimum operating lease commitments at the time that they are entered into.



Our capital requirements depend on numerous factors, including market acceptance of our search services, future investments in our Webhelp portal content and development, marketing and selling efforts, brand promotion, hardware and software investments to increase capacity and other factors. Our current level of expenditures is expected to increase in future months along with the anticipated growth of our business. Additionally, we will continue to evaluate possible investments in complementary businesses and technologies, and plan to expand our sales and marketing programs and conduct more aggressive brand promotions.



As of June 30, 2000, our principal source of liquidity was $14.5 million of cash and cash equivalents. Our ability to generate significant revenue is uncertain. We have generated losses of $19.9 million since our inception and have a deficit of $29.9 million as of June 30, 2000. We expect losses from operations and negative cash flow to continue for the foreseeable future as a result of our expansion plans and our marketing and branding initiatives. We expect operating expenses to increase significantly over the next 24 months and along with increased capital expenditures will constitute a significant use of our cash resources. Although we currently have no agreements or commitments in place, we may also use cash to fund acquisitions of complementary businesses and technologies.



We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. During the next 12 months, without taking into account the proceeds of this offering, we will be dependent on alternative financings to fund our planned growth and further development of our business plan. If during the next
12 months we are unable to complete this offering or an alternative financing, we would need to reduce our cash usage and alter our business strategy in order to continue our business operations. Except for the existing agreement relating to the $2.0 million Series B preferred share issuance, we do not have any current plans for further equity offerings in the near term. In order to meet our long term liquidity needs, we may need to obtain additional funds. We currently have no credit facility in place to provide long term liquidity. We may need to raise additional funds earlier through public or private financings or other arrangements if we consummate acquisitions or otherwise require funds for operations. Any additional financings may not be available on reasonable terms or at all. Any inability to raise capital when needed could harm our business, financial condition and results of operations. If additional funds are raised through equity financings, additional dilution could occur, and any additional equity could have rights, preferences or privileges superior to the common stock.



Should our common stock trade at a price which justifies a follow-on offering, we would consider such an offering. A follow-on offering would likely increase the publicly traded proportion of our stock and would help us fund new service offerings if we determined that funding such new service offerings was justified.


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

Cash and cash equivalents are primarily held in cash and debt securities with major financial institutions, currently bearing interest at rates of approximately 5.0% to 7.0% per year. Cash is held primarily in United States dollars, because revenue and most expenses, with the exception of certain salaries and rent payable in Canadian dollars, are denominated in United States dollars. Our obligations under our agreements relating to Web Centers based in India are based in United States dollars and do not provide a short term market risk to us. Our exposure to market risk in connection with currency fluctuations is principally confined to our cash and cash equivalents. We do not consider this risk to be material.



NEW ACCOUNTING PRONOUNCEMENTS



The Financial Accounting Standards Board has issued SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" and SFAS No. 137 "DEFERRAL OF EFFECTIVE DATE FOR SFAS NO. 133" which are effective for fiscal years beginning after June 15, 2000. Management has not yet determined the impact of these new standards on our consolidated financial position or results of operations.



In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101. SAB No. 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.



In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. Management does not expect the application of FIN 44 to have a material impact on the consolidated financial position or results of operations of the Company.



YEAR 2000



We have not experienced any problems with our computer systems relating to these systems being unable to recognize appropriate dates related to the year 2000. We are also not aware of any material problems with our corporate clients or vendors. Accordingly, we do not anticipate incurring material expenses or experiencing any material operational disruptions as a result of any Year 2000 issues.

                                    BUSINESS



OVERVIEW



We provide live, human-assisted customer, sales and technical support over the Internet. Our support services are provided 24 hours per day, seven days per week using our Internet-based technology platform. Our platform routes text-based chat engagements with customers to one of our more than 500 trained agents, known as ``Web Wizard professionals." We train these Web Wizard professionals, most of whom are outsourced, in customer service and advanced Internet search techniques and closely monitor their performance. Our service platform includes proprietary knowledge base and payment processing components, allowing us to take care of a wide range of customer functions. We believe that by using our service platform and Web Wizard professionals, our corporate clients can offer a human element that is generally unavailable on most Web sites.



Our service platform enables businesses and individuals to more effectively use the Internet to purchase and sell goods and services and to locate content. Through our Webhelp Direct service, which we launched in March 2000, Web Wizard professionals, using our service platform, help the customers of our corporate clients by answering their questions on topics such as how to navigate our corporate clients' Web sites, how to locate products and services and how to complete online purchases.



We sell our support services, marketed to our corporate clients under the name Webhelp Direct, through our direct sales force of 32 individuals. We target organizations that sell to or service a large online customer base. We currently have 14 clients including Microsoft, Norelco, Money.net, Auctionworks, Community Connect and LessonLink.



Our service platform includes proprietary and licensed software modules running on multiple servers. It is designed to be easily expanded and stable. Since the entire platform is Internet-based, we are not bound by geography and our clients do not need to purchase hardware or software to connect to the platform.



In addition to our Webhelp Direct service, we operate a consumer portal located at WWW.WEBHELP.COM. On our Webhelp portal, our Web Wizard professionals provide individual users with live, human-assisted search services to locate products, services and content on the Internet. We use our Webhelp portal primarily as a training tool for new Web Wizard professionals, to test new technology applications, as a marketing tool for prospective clients and as a source of advertising revenue.



INDUSTRY BACKGROUND



The Internet has become an important medium through which millions of people and businesses communicate, share information and conduct commerce. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will increase from approximately 240 million in 1999 to approximately
602 million in 2003. In addition, IDC estimates that revenue from global e-commerce will grow from approximately $131 billion in 1999 to approximately $1.6 trillion in 2003 and that the number of buyers on the Internet will grow from 63 million to 230 million over the same period. The volume of content available to these users is also increasing. IDC expects that the number of Web pages will grow from 2.2 billion in 1999 to over 17 billion in 2003. We believe that with the increased growth in Internet usage, online businesses face new challenges attracting and retaining customers.



ONLINE SALES AND SUPPORT. As a result of the growing acceptance of the Internet as a commercial medium, businesses are finding that forming and maintaining strong customer relationships are critical. The Internet has narrowed the communication gap between businesses and customers, and businesses must adapt their customer service models to keep up with the escalating needs and expectations of their customers. The customer service offerings currently available for online companies are:



    - SELF-SERVICE. Self-service allows customers to solve problems on their own by providing access to knowledge bases. Customers help themselves by referring to either frequently asked question or status reporting databases such as billing and payment status. A more involved self-help option incorporates a search function on the Web site that provides responses to commonly asked questions with automated answers from a central knowledge base. Self-service on the Internet can be an effective tool when the customer's question is simple and commonly asked and the answer is easily found. However, when the question is more complex or the answer cannot be found, the customer is often directed to a secondary point of contact for support.



    - E-MAIL. E-mail response systems answer a customer's question by e-mail. Two types of e-mail response capability exist: automatic and human. System-generated e-mail messages are automatically sent in response to frequently asked questions by retrieving information from an established knowledge base. Human e-mail response involves the direct knowledge and participation of customer service representatives to answer customers' questions. E-mail has some operational advantages. For example, it is easy to forward messages and it provides companies with an audit trail of customer inquiries and associated responses. However, e-mail response systems often fail to provide an immediate response to a customer's inquiry. According to a recent Forrester Research survey of early adopters of e-mail response, the average length of time it takes to receive a response to an e-mail query is 32 hours.



    - TELEPHONE. Call center representatives receive and respond to telephone calls relating to customer service and order processing. Voice response provided through telephone call centers has historically been the principle customer service mechanism for offline businesses. However, call centers are not ideal for online businesses, since customer service representatives cannot see the customer's computer screen and a customer may have to disconnect from the Internet in order to contact the call center. Customer service representatives must also speak the language clearly, potentially limiting the labor pool from which call centers can hire. In addition, customer service representatives are only able to serve one customer at a time.



    - VOICE OVER IP. More recently, voice-based customer service has been offered over the Internet using voice over IP. This technology allows a customer with only one phone line to call customer support without having to log off their Internet connection. While this customer support option is expected to result in lower telecommunications charges to the service provider than regular telephone support, its limitations are otherwise substantially the same.



    - CHAT. Chat allows customers and customer service representatives to communicate in real-time over the Internet using text and graphics. Chat support can be reactive or proactive. Reactive chat is initiated by the customer. Proactive chat is initiated when a customer service representative actively engages a customer in accordance with established business rules such as how long the customer has been on a Web site or page. Through chat support, customers can get an instant response to their inquiry, unlike the average response time for e-mail. Like telephone and voice over IP, chat involves real-time, human interaction. However, customer service representatives are able to handle multiple chats simultaneously, giving this online customer option an attractive operational advantage over the telephone and voice over IP.



THE IMPORTANCE OF HUMAN INTERACTION. PC Computing recently reported the results of two e-commerce surveys by NFO Interactive, a market research firm, and Net Effect Systems, a provider of interactive customer service. According to NFO, 35% of Internet shoppers say they would be willing to spend more money online if they could communicate with a customer service representative before surrendering their credit card information. According to Net Effect, the reason 94% of visitors to e-commerce sides do not buy online is that the sites lack interactive customer service features such as live chat and instant callback. A study by Forrester Research, Inc. finds that it is very difficult to convert Web surfers into product purchasers. Forrester data shows that today's rate of converting Web surfers into product purchasers is 2.7%. We believe that in order to increase this conversion rate and lower the customer acquisition cost, human interaction is needed to make e-commerce sites easier for customers to use.



GROWING DEMAND FOR OUTSOURCED SERVICE. To remain competitive, many companies are outsourcing in order to reduce costs, increase efficiencies and refocus critical resources. For example, by 2003, IDC expects spending on call center outsourcing services to reach $42 billion. We believe the demand for outsourcing services will continue to show strong growth. According to IDC, becoming more customer-centric is a high priority for many companies. Competitive pressures, deregulation and customer behavior are all converging to push companies into developing strategic plans for their customer care processes.



We believe that a significant need exists for live, person-to-person customer service over the Internet. We also believe that in order to increase online revenue, improve customer satisfaction and retention, and reduce customer acquisition costs, businesses must provide an effective vehicle for online sales and support.



THE WEBHELP STRATEGY



We provide live, human-assisted customer, sales and technical support over the Internet using our proprietary service platform and more than 500 trained Web Wizard professionals. In addition, we help individual Internet users locate products, services and content on our Web portal. Our service platform routes text-based chat engagements with consumers to one of our Web Wizard professionals, based on availability and skills, 24 hours a day, 7 days a week. Our service platform enables businesses and individuals to use the Internet more effectively to purchase and sell goods and services and to locate content.



Our goal is to capitalize on our proprietary technology by strengthening our position as a provider of live, human-assisted customer, sales and technical support over the Internet. The key elements of our strategy are as follows:



INCREASE THE NUMBER OF BUSINESSES THAT USE OUR SERVICE PLATFORM. In order to increase online businesses' awareness of the benefits of using our integrated service platform, we are increasing our direct sales force and our business-to-business marketing initiatives. In addition to our current corporate clients, such as Microsoft, Norelco, Money.net, Auctionworks, Community Connect and LessonLink, we continue to target the most frequently visited commercial and membership sites on the Internet. In order to increase the knowledge of Webhelp and our services among Internet users and businesses, we intend to employ a variety of online and offline brand development initiatives, including advertising, direct marketing, trade shows, sponsorships and public relations. In addition, we use our Webhelp portal to demonstrate our services to our potential corporate clients.



CULTIVATE MULTIPLE REVENUE STREAMS. We intend to cultivate multiple revenue streams from our service platform and our network of trained Web Wizard professionals. Currently, we have identified and are pursuing the following additional revenue opportunities:



    - Internet-based educational services;



    - license and service fees to third-party non-English language Internet portals;



    - wireless services;



    - subscription-based Webhelp Express search services for individuals; and



    - additional fee-based tools and services on our Webhelp portal.


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FURTHER ENHANCE AND DEVELOP OUR HUMAN INTERACTIVE SUPPORT SERVICES.  We intend to continue to upgrade our technology and our service platform to allow us to provide new functions and features for our corporate clients and on our Webhelp portal. For example, we have developed technology known as "white-boarding" that includes a graphical interface, allowing consumers and Web Wizard professionals to communicate through our service platform using graphics as well as text. In addition, we intend to further develop relationships with leading technology companies in the areas of wireless applications, voice recognition and technical support. This will enable us to provide expanded support services to our corporate and consumer customers.



COLLECT AND ANALYZE DATA TO ASSIST OUR CORPORATE CLIENTS. We collect, store and analyze data from users of our Webhelp Direct service, such as questions asked, chat-transcripts and limited personal information. We report this data to the applicable Webhelp Direct client. We believe that this data provides our Webhelp Direct clients with an enhanced understanding of their customers and enables them to target their sales, marketing and product development activities. In addition, our data enables our Webhelp Direct clients to continuously compile and update their FAQ databases.



PURSUE ACQUISITIONS AND JOINT VENTURES. We plan to pursue acquisitions and joint ventures to strengthen our technology, enhance our service offerings, capture new distribution channels, broaden our audience reach and open new revenue streams. For example, on June 6, 2000, we entered into an agreement with a group of investors led by Europ@Web in France to provide Webhelp-type services in the French language. We intend to pursue similar opportunities to expand into additional languages such as German, Spanish and Italian.



WEBHELP DIRECT SERVICE



Our Webhelp Direct service is a fee-based service that offers our corporate clients a variety of ways to enhance their online customer service through our proprietary service platform. Webhelp Direct can be tailored to meet the specific needs of each of our corporate clients and provide them with a customized service. We currently provide our corporate clients with text-based chat live customer support, e-mail response and the collection and analysis of customer data in a variety of contexts. Our service platform is also able to compile FAQ lists and process customer payments.



Customers contact our Web Wizard professionals live through our service platform using a link or custom designed button on our clients' Web sites. Our Web Wizard professionals engage in live text-based chat and utilize advanced search techniques to help to customers in real-time, guiding them through our corporate clients' Web sites, answering questions, providing customer service, sales assistance and follow-up e-mails. In addition, since our knowledge base provides insight into customer behavior, we identify opportunities to streamline and improve our clients' Web sites.



We believe that our service platform and trained Web Wizard professionals provide our clients with a number of benefits, including:



    - INCREASED E-COMMERCE REVENUE. Our clients can increase their e-commerce revenue by using our service platform and Web Wizard professionals to provide live, interactive support and information to facilitate the buying process and increase the likelihood of a completed purchase transaction. Our clients can derive additional revenue from a Web Wizard professional recommending related or upgraded products and services.



    - AFFORDABLE OUTSOURCED SERVICE AND REDUCED CUSTOMER SUPPORT COSTS. By addressing the needs of the customer interactively, live and in context through the Internet, our services are generally more cost-effective than currently employed alternatives such as e-mail, voice over IP and traditional telephone-based customer services. By using our comprehensive and integrated outsourced service, our clients avoid having to purchase, maintain and upgrade new systems and hire and train new personnel. By spreading such costs over our Web portal and multiple clients,


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

      we are able to pass on the benefits of economies of scale to our clients in the form of lower prices.



    - IMPROVED CONSUMER SATISFACTION AND RETENTION. By providing live, interactive customer support, 24 hours per day, 7 days per week, we can improve online consumer satisfaction, which enhances customer retention and builds brand loyalty for our corporate clients. We believe that the proactive sales assistance and service provided by our Web Wizard professionals is more useful and accessible to consumers than automated help and FAQ features used by most commercial Web sites. For example, a Web Wizard professional helping a customer who is having difficulty completing an order because he or she is entering information in the wrong format can see the customer's screen, quickly identify the problem and guide the customer through the proper format.



    - CUSTOMER-FRIENDLY SERVICE. In contrast to self-help services that use automated search engines, our service platform and Web Wizard professionals allow customers to ask questions using plain English, that can even contain misspellings and typographical errors. Our Web Wizard professionals, who are trained in the client's Web site, products and services, interpret those questions using common sense and follow-up questions. This ease of use makes our services less frustrating for the user than traditional FAQ databases and search-based help services.



    - INCREASED UNDERSTANDING OF CUSTOMER INTERESTS. By aggregating and analyzing information about customers' online experiences in our knowledge base and providing reports on their interests and needs, our service platform can provide our corporate clients with information that can be used to focus and adjust the direction and development of their Web sites and FAQ databases as well as their overall business. We also plan to use the data collected from our search service to assist our Web Wizard professionals to answer customer questions more efficiently.



CLIENTS





We currently have 14 Webhelp Direct clients. We provide a variety of services to these clients, including human-assisted Web site navigation assistance, customer inquiry response, technical support, sales assistance, e-mail response and on line educational assistance. We also provide detailed customer reporting and service level reporting. The following are examples of the services we provide to our corporate clients:



MICROSOFT. MSN is the network of Internet services through which Microsoft Corporation offers e-mail, personal communications services, an online community, customizable access to news, Internet access and other services. On March 14, 2000, we launched with Microsoft the "MSN Support Professional" services whereby Web Wizard professionals engage in live chat with MSN members to help them navigate MSN and search for Microsoft-related information. In addition, we provide detailed reports to Microsoft.



NORELCO. Norelco, a division of Philips Electronics, sells shaving and other grooming products through their Web site as well as through retail stores and other means. On August 18, 2000, Norelco entered into an agreement with us under which we will provide live, online customer support and site navigation assistance. This customer support service is expected to be launched in the fourth quarter of 2000.



MONEY.NET. Money.net is an online financial news and information community which offers free live stock portfolio tracking on the Internet. We are working with Money.net to provide cost-effective, live customer support to assist online users in effectively utilizing certain products and services offered by Money.net. This customer support was launched on July 24, 2000.


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

AUCTIONWORKS.COM. Auctionworks.com is an operator of an online auction site. We entered into an agreement with Auctionworks on May 6, 2000 to provide our live, chat-based customer support services in order to help customers register and complete bids.



COMMUNITY CONNECT INC. Community Connect Inc. creates and builds interactive online communities targeted at different ethnic groups. Under an agreement we entered into in May 2000, we provide our live, chat-based customer support services in order to help customers register and navigate the Web sites of these communities.



LESSONLINK. LessonLink Inc., a subsidiary of Viviance, provides educational products and services through its Web sites. On August 18, 2000, we entered into an agreement with LessonLink to provide live online tutoring to be sold through their Web sites. We are being paid based on the number of hours of tutoring sold by LessonLink. We expect to launch this service in September 2000.



We typically provide our Webhelp Direct services under agreements that generally have one-year terms following a 60 to 90-day trial period for implementation. We generally charge on a per engagement basis or on a per engagement plus a percentage of revenue basis. Our agreements generally have payment terms of 30 days following invoice date.


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

WEBHELP SERVICES IN THE FRENCH LANGUAGE



On June 6, 2000, we entered into an agreement with a group of investors with respect to the provision of Webhelp-related services in the French language. Under the terms of the agreement, we acquired a 19.88% interest in a new company--Webhelp.fr, S.A., established to provide these services. We have received a $1.0 million upfront payment and will receive an additional $4.0 million of payments during the year 2000. In addition, we will receive certain ongoing fees with respect to services provided to Webhelp.fr. In return, we granted to Webhelp.fr a license to certain intellectual property and the exclusive right to provide Webhelp-type services in the French language for a term of four years. We also entered into a services agreement with Webhelp.fr with respect to upfront and ongoing services provided by us. We intend to pursue additional opportunities to expand into other languages such as German, Spanish and Italian.



WEBHELP PORTAL



In addition to our Webhelp Direct service, we operate a consumer portal located at WWW.WEBHELP.COM. On our Webhelp portal, our Web Wizard professionals provide individual users with live, human-assisted search services to locate products, services and content on the Internet. We use our Webhelp portal primarily as a training tool for new Web Wizard professionals, as a way to test new technology applications, as a marketing tool for prospective clients, and as a source of advertising revenue.



The Webhelp portal provides us with the following benefits:



    - It is a source of advertising revenues.



    - It serves as a marketing tool for our Webhelp Direct services.



    - It allows us to balance and optimize the use of our Web Wizard professionals.



    - It enables our Web Wizard professionals to gain experience with our service platform.



    - It enables us to test and evaluate new technology applications.



    - It helps us evaluate the capabilities and training needs of our Web Wizard professionals.



We collect, store and analyze data from visitors to our Webhelp portal such as name, age, e-mail address, questions asked and chat-transcripts. We use this data to improve our internal knowledge base, which enables our Web Wizard professionals to answer client questions more efficiently. This data is collected in accordance with our privacy policy posted on our Website. In addition, we sell e-mail information to third parties to generate additional revenue from our Webhelp portal.


OPERATIONS


We provide live, human-assisted Internet services from four Web Centers located in India and Canada. We have exclusive contracts with outsourcing companies that provide us with the majority of our Web Wizard professionals and Web Centers with advanced workstations and access to back-up power sources. Using outsourcing companies gives us the flexibility to rapidly expand our operations in response to increased demand and new corporate clients. Presently we use more than 500 outsourced Web Wizard professionals that are located in India. We intend to grow through expansion of our operations in India, and we are in discussions with additional outsourcing companies to facilitate this growth. We believe that this strategy will enable us to realize cost savings from the large workforce of well-educated, technically literate, English-speaking individuals located in India. We are looking into expanding our operations into other countries where we would be able to enter into cost-effective outsourcing contracts similar to the contracts we have entered into in India. The outsourced service providers are contractually obligated to fulfill our need for Web Wizard professionals and Web Center seats. Our agreements allow for us to train the Web Wizard professionals to meet our customer service


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

and quality standards. On June 15, 2000, we launched a Web Center in Montreal, Canada that we own and operate. There are currently more than 50 Web Wizards employed at our Montreal Web Center. This Web Center is predominantly focused on providing services for our corporate customers, but will also provide services to the Webhelp portal. Our Montreal Web Center also provides us with a place to develop and test new services and methods close to our corporate headquarters.



We provide our Web Wizard professionals with the training and tools to engage in multiple live chats and to use multiple search engines simultaneously. Our 40 hour Web Wizard professional training program includes application training, communication and selling skills, lessons in North American culture, quality assurance and a significant amount of hands-on training. While all Web Wizard professionals receive this basic level of training, we then select Web Wizard professionals for certification after an advanced training program focused on providing sales and customer service support for our Webhelp Direct corporate clients. These corporate Web Wizard professionals receive instruction on site-specific suggestive selling and customer support techniques, and are trained to be familiar with the details of a specific Webhelp Direct corporate client's Web site along with the use of the appropriate tools to assist the corporate client's customers. The training program for the corporate Web Wizard professionals includes instruction on opening the lines of communication with the customer, presenting solutions, suggestive selling techniques, handling objections, and completing e-commerce transactions.



Our quality assurance processes are designed to ensure that all of our Web Wizard professionals maintain a high level of competency and provide uniform service. At each Web Center, potential Web Wizard professionals and on-site trainers must meet specific requirements and guidelines prior to joining our team. In order to ensure consistency, as each new Web Center opens, a team of senior trainers from our Toronto head office travels to the Web Center to certify the on-site trainers. Once the training programs are successfully completed, on-site Webhelp supervisors, as well as second level quality assurance specialists located in Toronto, continue monitoring service quality. Ongoing feedback and coaching help maintain the work quality and job satisfaction of our Web Wizard professionals.


SALES AND MARKETING

SALES


WEBHELP DIRECT. The goal of our sales team is to generate revenue by establishing and developing long-term relationships with leading businesses and providing them with customized Webhelp Direct services. Our sales team targets large companies as well as organizations that sell to, or service a large online customer base. Our direct sales force currently totals 32 individuals supplemented by a sales support team consisting of seven individuals. Our sales team works closely with our Webhelp Direct client services team in order to ensure that both existing and potential customers receive optimal levels of service. This division of labor allows the sales team to focus on developing relationships and exploring new business opportunities while the client services team focuses on managing the existing accounts to ensure corporate client satisfaction and achieve revenue growth. We believe that this structure results in optimal client service and a more effective sales force. We also intend to sell our Webhelp services using a number of indirect sales channels including reseller agreements and complementary service providers.



We sell our services to our clients primarily on a per engagement basis if the length of time per engagement is reasonably determinable. In addition, we may also sell our services to our clients on an hourly basis, on a per user basis, or on a per transaction basis whereby we would earn a portion of revenue that they have earned through online transactions. We generally charge an implementation fee if the set-up costs are material. We expect that payment terms will be net 30 days from the date of invoice.


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

ADVERTISING. Our advertising sales for the Webhelp portal are handled predominantly by third-party advertising managers. We will supplement our use of third-party advertising managers with limited internal sales initiatives. We expect that we will be able to deliver high value advertising opportunities through selling space on specific, high-visibility locations on our Webhelp portal. In the future, we will deliver targeted messages using insight into users' interests gained from key word review and from our chat database.



ADVERTISING AGREEMENTS



On May 15, 2000, we entered into a Website publisher agreement with Engage, Inc., whereby Engage sells and solicits advertising on our Webhelp portal. Engage retains 35% of the net advertising sales revenue and pays the remaining 65% to us. The term of this agreement is for an initial period of 120 days. We are currently renegotiating with Engage regarding a possible extension of this agreement. Pursuant to an exclusivity provision in the contract, in order to renew this agreement we would have to make Engage our exclusive third-party advertising manager. Either party may terminate this agreement on 30 days' written notice.



Until April 2000, we relied on 24/7 Media as our exclusive advertising manager. Under the terms of our agreement with 24/7 Media, 24/7 Media sells and solicits advertising on our Webhelp portal. 24/7 Media retains 30% of the net advertising sales revenue and pays the remaining 70% to us. Our agreement with 24/7 Media does not provide for a guaranteed number of impressions to be delivered. We currently use advertising placement agents other than 24/7 Media for most of our advertising placement. The contract terminates on November 9, 2000.



We also entered into an e-mail management agreement with 24/7 Media on April 26, 2000 whereby we provide 24/7 Media with our opt-out e-mail databases for the purpose of soliciting advertisers to place advertising banners and other advertising devices for display in e-mail messages distributed to users of our services. The information we provide 24/7 Media through our opt-out e-mail databases includes names, e-mail addresses, zip codes, interests, and certain other preference information garnered from key words within the chat transcripts provided to users that register for our services. The term of this agreement is for one year, and will automatically renew for successive one year terms unless either party gives notice of its desire not to renew 60 days prior to the end of the term. Either party may terminate this agreement on 90 days' written notice for any reason. 24/7 Media will pay us 70% of net revenue earned from the sale of advertising for each month of the term of the contract.



On May 10, 2000, we entered into an online database management agreement with 24/7 Media pursuant to which 24/7 Media, through its 24/7 Mail division, collects and manages information about our opt-out users, and markets the information to third-party advertisers. 24/7 Media sells the information to third-party advertisers according to the preferences of our users and their demographic information and without reference to us. 24/7 Media then pays us a monthly royalty payment in the amount of 60% of net revenue. The term of this agreement is for one year, and will be automatically renewed for successive one-year terms unless either party notifies the other party of its desire not to renew 60 days prior to the end of the term. Either party may terminate this agreement upon 90 days' written notice.



WEB SITE AFFILIATES. We entered into an agreement with Linkshare on July 19, 2000 whereby Linkshare facilitates our affiliate marketing program by managing marketing links between Webhelp and the members of the Linkshare Affiliate Network. Under our affiliate marketing program we compensate affiliated Web sites sending traffic to our Webhelp portal. In return, we are compensated for sending traffic to our affiliates' sites that results in visits, product sales or lead generation.



We have agreements establishing affiliate sites with CNET, AllAdvantage, GoTo.com, Webpersonals.com, Homestead.com, Snapfish.com, Backwire.com, Winfreestuff.com, and Frictionless.


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

The majority of these agreements are for a period of one year and are terminable by either party on 30 days' written notice. The agreement with Snapfish.com is for a term of seven months.



SPONSORS AND CONTENT PROVIDERS. Most of the content on the Webhelp portal is provided pursuant to agreements with the owners of other Web sites whereby they create co-branded Web pages for the Webhelp portal. We typically receive 30% to 50% of the revenue generated from advertising displayed on these co-branded Web pages. Most of our agreements with these content providers are for a period of one year and are generally renewable for additional one-year terms unless either party gives prior notice of its intention not to renew. We plan to add additional content providers to the portal to expand both premium and basic service offerings.



MARKETING



Our marketing team consists of two key functional areas; a Webhelp Direct marketing team that is focused on supporting the sales team and creating awareness for Webhelp Direct and a consumer marketing team that manages the Webhelp portal and associated revenues.



WEBHELP DIRECT. Our key marketing objective is to build Webhelp Direct brand awareness and creditability in order to grow our Webhelp Direct corporate customer base.



Our target market is senior level decision makers within the organizations that are the most frequently visited commercial and membership sites on the Internet. We have developed an integrated marketing communications strategy that involves advertising both online (email, banners, sponsorships) and offline (print, direct mail) as well as at events such as industry conventions. Other major marketing initiatives include exhibiting at key industry trade shows, speaking at industry conferences and sponsorships. The marketing team also assists the Webhelp Direct sales team by providing it with marketing material, sales presentations and lead generation. We are conducting our marketing activities in conjunction with an aggressive public relations strategy in order to optimize the effectiveness of these efforts.



WEBHELP PORTAL. Our key objective is to build and manage the Webhelp consumer portal and to drive all associated revenues. This includes content partner development and management, affiliate management, as well as developing new revenue stream opportunities. Our business to consumer marketing strategy includes a variety of online advertising initiatives and affiliate marketing to drive traffic to our portal as well as some offline marketing including outdoor and print media.



COMPETITION



Competitors in the market for online customer support can generally be categorized as either software developers or service providers. Software developers provide online customer support technology only. Companies in this category include those whose principal business is e-mail management software, such as Kana and eGain, those who focus on self-service knowledge base software, such as AskJeeves, Primus and Support.com, and those who specialize in chat software, such as Liveperson, Facetime and Webline. Competitors in the service provider category provide outsourced online customer support. These companies either develop their own support software or license technology from a software developer. PeopleSupport, Brigade Solutions and eAssist.com fall into this category, as do some traditional call centers that now offer online support services, such as Convergys, Sykes and Teletech.



We may also face competition from larger enterprise software companies such as Oracle and Siebel Systems. In addition, established technology companies, including IBM and Microsoft, may also use their existing relationships and capabilities to offer live sales and customer service applications.


We believe that competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have:

    - longer operating histories;

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
    - larger client bases;

    - greater brand recognition;

    - more diversified lines of products and services; and

    - significantly greater financial, marketing and other resources.


These competitors may enter into strategic or commercial agreements with larger, more established and better-financed companies. They may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to businesses to induce them to use their products or services. Any delay in the general market acceptance of online live sales and customer service would likely harm our competitive position. Delays would allow our existing competitors additional time to improve their service or product offerings, and would also provide time for new competitors to develop live sales and customer service applications and solicit prospective corporate clients within our target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.



The market for online, live sales and customer support is new and there are no substantial barriers to entry. Established or new entities, including companies that provide, or distribute technology for providing, live human interaction online, may enter this market in the near future. Furthermore, our existing and potential corporate clients that choose to provide live sales and customer support services in-house may not use, or continue, to use our services.



We also face direct competition from companies that provide Internet-wide search, expert search and Web directory services. Some of our competitors provide human assistance including About.com, AskJeeves and Keen.com. Lycos and Yahoo! are competitors that do not provide human-assisted search, but provide alternative ways for Internet users to obtain the desired content online.



PLAN OF OPERATION



We believe that the net proceeds from this offering, together with our current cash resources, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 24 months. At this time we do not anticipate needing any debt financing with the exception of capital leases which we intend to use to finance capital expenditures where possible. Where appropriate, we will consider issuing equity to strategic investors.



At our current level of operation, we estimate that our net cash expenditures are approximately $6.5 million per quarter. However, following the offering, we expect to increase expenditures as we expand our business and we expand our technology to allow us to generate revenues from additional sources. During 2000, our increased expenditures will result from increasing our personnel resulting from the anticipated growth of our business, from developing expanded technology and from increasing our Webhelp Direct sales force from 32 to 50. We also plan to increase our marketing and branding initiatives by way of third-party marketing predominantly in the areas of online marketing, advertising, and trade shows. We expect that our cost of revenue expenditures will increase as we increase the number of outsourced Web Wizard professionals who support our business from more than 500 to more than 1,500, and as we invest in one or more new Company managed Web Centers. We also expect to increase the number of sales offices predominantly in the United States.



We intend to continue to review more opportunities to use our underlying infrastructure to generate additional revenue. Currently, we are reviewing opportunities to provide online training services, and to provide services in cooperation with wireless services companies. We are not earning any revenue from these or any other new business opportunities, however, we are incurring costs to review these business opportunities.


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REGULATION

We are subject to federal, state and local regulation, including laws and regulations applicable to businesses generally, including with respect to access to or commerce over the Internet. Due to the increasing popularity and use of the Internet and various other online services, it is likely that a number of laws and regulations will be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.


The nature of this legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, this legislation could expose us and/or our corporate clients or their customers to potential liability, which in turn could have an adverse effect on our business, results of operations and financial condition. The adoption of any such laws or regulations might also impair the growth of Internet use, which in turn could decrease the demand for our service or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as intellectual property, taxation and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.



As a result of collecting data from live online chat engagements, our advertisers and corporate clients may be able to analyze the commercial habits of their customers. Privacy concerns may cause customers to avoid Web sites that collect such behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, our corporate clients may be harmed by any laws or regulations that restrict their ability to collect or use this data. Several states have proposed legislation that would govern the collection and use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has initiated actions against online services regarding the manner in which information is collected from Internet users, used by online services and/or provided to third parties, and has begun investigations into the privacy practices of companies that collect information about individuals on the Internet. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of some user information. Changes to existing domestic or international laws or the passage of new laws intended to address these or other issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.


It may take years to determine how existing laws apply to the Internet. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us. Additionally, as we expand outside the U.S., the international regulatory environment relating to the Internet could have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES


As of July 31, 2000, we had 159 full-time employees, of whom 65 were management, finance, client service and administrative personnel, 37 were engaged primarily in technology development and information systems and 57 were engaged primarily in sales, marketing and business development activities. As of July 31, 2000, our four outsourced Web Center service providers had more than 500 Web Wizard professionals and we contracted with another 50 at our Montreal Web Center. None of our employees is covered by collective bargaining agreements. We believe that our employee relations are good.


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PROPERTIES


Our headquarters are located in Toronto, Ontario, where we lease approximately 19,800 square feet of space for a term of five years commencing on July 1, 2000. This facility is used for executive office space, including sales and marketing, finance and administration, operations and technology. We also lease approximately 5,200 square feet of additional office space in Toronto, Ontario under a lease that expires on November 14, 2000, subject to our right to renew it for an additional one-year term. We lease approximately 6,000 square feet of office space in Minneapolis, Minnesota, under a lease that is month to month. We have entered into a five-year lease of approximately 12,500 square feet of office space in Minneapolis, Minnesota, which we expect to occupy by October 2000. We have also entered into an offer to lease approximately 8,800 square feet of space in Montreal, Quebec for a term that expires on July 14, 2004. We will use this space as a Web Center. We believe that suitable additional or alternative space is available and will be available in the future on commercially reasonable terms.


LEGAL PROCEEDINGS


On January 22, 2000, three common stockholders of eliance Corporation commenced a lawsuit on behalf of themselves and, purportedly, on behalf of eliance against us, Kerry Adler, our Chief Executive Officer and President, Laura Hantho, our Chief Operating Officer, and various other persons and entities. The lawsuit was commenced in the District Court for the Fourth Judicial District of the County of Hennepin, State of Minnesota. In the lawsuit, the plaintiffs challenge on a number of grounds the sale and transfer of certain assets of eliance to us in 1999, alleging, among other things, that the transaction was accomplished by the defendants through breaches of fiduciary duty they then owed as officers or directors of eliance. On May 11, 2000, the plaintiffs amended their complaint to assert claims against us for breach of contract, unjust enrichment and fraudulent transfer in connection with the eliance transaction. On August 8, 2000, the Court heard our motion to dismiss the lawsuit. A decision on our motion to dismiss is pending.



Many of the parties to the January 22, 2000 lawsuit other than us are also parties to litigation previously filed on or about September 27, 1999 in the United States District Court, District of Minnesota. In that lawsuit, it was alleged that the board of directors of eliance was improperly constituted and that various actions of that board were not within their authority. While the federal District Court entered a preliminary injunction, that precludes the plaintiffs in the federal lawsuit from interfering with eliance's business, the lawsuit remains pending and the defendants are seeking to have the lawsuit dismissed for lack of federal jurisdiction.



On February 22, 2000, three current eliance preferred stockholders commenced a lawsuit against David Erickson, Robert Griggs and Dianhai Du (the three eliance common stockholders who are plaintiffs in the lawsuit filed on January 22, 2000) for breach of contract, fraud and securities fraud. This lawsuit was also commenced in the District Court for the Fourth Judicial District of the County of Hennepin, State of Minnesota. On or after April 6, 2000, Erickson, Griggs and Du filed an answer, counterclaim and third-party complaint. The third-party complaint asserts claims against us and others that are identical to, and duplicative of, the claims in the January 22, 2000 complaint. On June 20, 2000, the Chief Judge of the Minnesota District Court for Hennepin County, severed the third-party complaint from this lawsuit and consolidated it with the January 22, 2000 lawsuit.



We believe that the claims against us, Mr. Adler and Ms. Hantho in these lawsuits are without merit and intend to defend these suits vigorously. Although we can give no assurances, based on the available facts, we believe that the outcome of these matters will not have a material adverse effect upon our financial condition.

                                   TECHNOLOGY



We have developed a technology platform to provide live, human-assisted customer, sales and technical support over the Internet. Requests for assistance, whether they be from customers on our clients' Web sites or an Internet user of our Webhelp portal, are routed via the Internet to one of our more than 500 Web Wizard professionals based on the source of the request. We are also able to route requests to Web Wizard professionals who have special knowledge of a particular subject or client. We store and analyze customer data in our proprietary knowledge base. Our payment processing module allows us to complete transactions as part of our online customer services.



Our proprietary service platform includes proprietary and licensed software modules running on multiple servers. It is designed to be easily expanded and highly stable. Since the entire platform is Internet-based, we are not bound by geography and our clients do not need to purchase hardware or software to connect to our platform.



Since our service platform can run different workflows simultaneously, we are able to integrate with different client Web sites and customize our services without having to re-engineer the platform. Different components can be added and combined according to specific client requirements. Our technology is designed to enable us to increase the capacity of components of the system individually without expanding the entire system. The following diagram illustrates how each separate component of our service platform is integrated to create a unified system:



(This graphic is a flow chart which illustrates the architecture of our system. The top left hand corner illustrates the User Components, comprised of the Browser, together with the (1) Plug-in, (5) Chat and (6) Collaboration tools. The top right corner illustrates the Web Wizard components, comprised of the (5) Chat, (6) Collaboration, (3,4) Search and (2) DropZone tools. Below this is the underlying Infrastructure, composed of (8) an Authentication Layer,
(9) Customer Management, (10) Member Management, Chat, Collaboration,
(11) Queue & Routing, and (12) E-Mail Management, above (13) XML Business Rules and (14) the Transaction and Messaging Layer. This feeds into (19) the Security Layer which in turn feeds into (15) iSpoke-TM- Payment Processing and (16) the Knowledge Base and (17) FAQ Database in (18) the Profile Database.)



USER COMPONENTS. Customers enter our system over the Internet either through our corporate clients' Web sites, through the Webhelp portal or through a downloadable plug-in. The Internet users interact with our Web Wizard professionals using their existing Web browser.



(1) The plug-in may be installed as a button on a browser's menu bar and enables users to access a Web Wizard professional from any place on the Internet. Our corporate clients' customers can also use this plug-in to access a Web Wizard professional directly without having to go to the clients' Web sites.



WEB WIZARD PROFESSIONAL COMPONENTS. Regardless of whether a Web Wizard professional is assisting a customer of one of our corporate clients or responding to a search query on the Webhelp portal, each Web Wizard professional uses the same basic tools.



(2) Web Wizard professionals can send results back to the Internet user's browser as Web pages, called page pushing, or links to Web pages using our proprietary DropZone interface.



(3) For a search query, a Web Wizard professional uses his or her browser in combination with advanced search tools to search the Internet using multiple search engines simultaneously.



(4) For a corporate client, Web Wizard professionals trained in responding to the questions of that client's customers can also search that client's knowledge base. Web Wizard professionals can also search our proprietary knowledge base for relevant past results.



(5) Web Wizard professionals and users communicate using text-based chat. Users communicate with Web Wizard professionals through an HTML-based instant messenger that doesn't require the user to download or install any additional programs. While we currently license eGain chat software for most of our text-based chat, we have developed our own proprietary chat software, which our newest corporate clients are using. Our text-based chat can be initiated either by the user through clicking on a link or button or by the Web Wizard professional based on client-defined business rules such as how long the user has been on a Web site or page.



(6) More recently, we have added a white-boarding tool for collaborative graphical interaction to our service platform's capabilities. With white-boarding, users and Web Wizard professionals can collaboratively annotate multiple images and documents as separate pages. We are also developing a collaborative form-sharing tool that enables Web Wizard professionals to assist users in the filling out of forms online. This tool is expected to be complete in the third quarter of this year.



COMMON COMPONENTS.



(7) Proxy servers and other similar servers mediate communications among the customer, the Web Wizard professional and our service platform.



(8) An SSL authentication layer allows for secure communication among the customer, the Web Wizard professional and our service platform.



INFRASTRUCTURE.



(9) The customer management component data model allows for the addition of new data fields to meet specific client requirements for data collection.



(10) The membership management component allows for the creation of membership accounts and the management of these accounts by users, Web Wizard professionals and our clients.



(11) The queuing and routing component connects a user of our services to an available Web Wizard professional using routing and load balancing algorithms.



(12) After a chat has been completed, the e-mail management component facilitates our sending a transcript of the session to the customer by follow-up e-mail. We can also provide e-mail-based customer support using our e-mail management component. We currently license our e-mail technology from eGain.



(13) Our business rules define workflows based on client needs.



(14) The transaction and messaging layer allows messaging among the customer, Web Wizard professional, member management, queuing and routing and e-mail management components.



(15) The iSpoke payment processing component consists of our proprietary payment processing technology. iSpoke connects to VisaNet for credit card processing.



(16) Our knowledge base stores chat and collaboration transcripts and performs full text indexing.



(17) Top questions and answers from our knowledge base are stored and ranked as frequently asked questions.



(18) FAQs and knowledge base results are catalogued and stored along with user information in the profile database. We have an active database of users, which provides the information required to target advertising and to deliver relevant information to the user.



(19) Customer data is encrypted.



We also have an application service that monitors each server and balances load across our servers. By effectively managing the process of distribution and queuing of sessions, we expect to handle any increased need for our services without any downtime or system changes.

In addition, our entire Webhelp service platform has been designed for stateless operation. This allows each successive request, even if it originates from the same Internet user, to be handled by a different server if necessary. Because the data requests are initiated abstractly by our Web servers, we do not have to maintain a connection to the server that started the visit for a user. In addition, each component of the service platform does not have to physically reside on the same system, nor is the architecture limited to a single instance of a component. This gives us the ability to handle increased loads by adding new hardware without having to change the underlying application server or integration layer.



We use a redundant enterprise storage solution from EMC to run our back-end database services. All interactions with the database are channeled through the application server, which reduces possibility of corruption and allows different Web Wizard professionals to access the same data simultaneously.



HARDWARE. Substantially all of our hardware operations are located at our computer facility in the Chicago, Illinois site of Exodus Communications. We back up our data in real-time at the Minneapolis, Minnesota site of Visi, Inc.

                                   MANAGEMENT



DIRECTORS AND EXECUTIVE OFFICERS OF WEBHELP


The following table sets forth certain information regarding our executive officers and directors.


NAME                                                 AGE                     POSITION
----                                               --------   ---------------------------------------
Kerry E. Adler...................................     35      Chief Executive Officer, President and
  Toronto, Ontario                                              a Director

Laura Hantho.....................................     39      Chief Operating Officer and a Director
  Toronto, Ontario

Hugh Cumming.....................................     30      Chief Technology Officer
  Toronto, Ontario

Tom Cronin.......................................     36      Chief Financial Officer
  Toronto, Ontario

Dan Walter.......................................     43      Chief Business Development Officer
  Omaha, Nebraska

Ramanan Raghavendran.............................     31      Director
  New York, New York

Jeff Horing......................................     36      Director
  New York, New York

Wes Nichols......................................     35      Director
  Pacific Palisades, California


The following is a brief summary of the business experience of each of our executive officers and directors:


KERRY ADLER has served as our Chief Executive Officer and President and a director since our inception. From July 1999 to November 1999, Mr. Adler was President of eliance Corporation, a provider of electronic commerce services. From August 1998 to July 1999, Mr. Adler was Chairman of SITEL Corporation (Canada) and Senior Vice President and immediate past member of the Office of the President, SITEL Corporation, a customer relationship management company. From February 1996 to August 1998, Mr. Adler was President and was one of the original founders of SITEL Teleservices Canada, a provider of outsourced telephone and Internet based customer service and sales programs for large corporations. His previous experience includes the roles of Executive Vice President of (CTC) Canadian Telephone Corporation, a telemarketing service agency, Management Consultant for AT&T Canada Corp. (Unitel Corporation), Managing Partner for RPW Systems & Services, Inc., a computer software company, and Chief Executive Officer and founder of CORPFON Cellular Inc., a cellular telephone resale company.



LAURA HANTHO has served as our Chief Operating Officer and a director since our inception. From July 1999 to November 1999, Ms. Hantho was Chief Operating Officer of eliance Corporation, a provider of commerce services. Ms. Hantho was previously employed for 20 years with IBM. From January 1999 to July 1999.
Ms. Hantho served in the role of Global Services Executive. From January 1998 to January 1999, Ms. Hantho served as Professional Services Executive. From February 1996 to January 1998, Ms. Hantho was the National Brand Manager, AS/400 Division. From January 1995 to February 1996, she was the Canadian Large New Business Marketing Manager for the

AS/400 Division. Previously during her career, Ms. Hantho served in diverse roles with IBM including in marketing, sales and systems engineering.



HUGH CUMMING has served as our Chief Technology Officer since November 1999. From July 1999 to November 1999, Mr. Cumming was Chief Technology Officer of eliance Corporation. From March to August 1999, he was the Chief Information Officer for SITEL Europe PLC. Previously, from December 1997 to March 1999, he was the Vice President of Technology for SITEL Global Business in the Netherlands. From August 1995 to December 1997, he was the Vice President of Technology for SITEL Canada, Inc. His career has also included the roles of Vice President for MIS for Canadian Telephone Corporation, President and founder of Computer Engineering Co., a systems engineering company, Software Engineer for IBM Canada Ltd. and Software Developer for Ecolab Inc., a provider of products and services for the hospital, institutional and industrial markets, and SoftQuad Inc., a software company.



TOM CRONIN has served as our Chief Financial Officer since February 2000. From March 1994 until January 2000, Mr. Cronin acted in various finance executive roles with SHL Systemhouse Inc., an information technology services company, and its successor and subsidiary companies within MCI Communications Corp. and Electronic Data Systems Corp. His roles included Vice-President Corporate Finance and Treasurer while SHL Systemhouse was a public company, Finance Director and board of directors member of SHL Systemhouse Europe, interim Senior Operating Manager of SHL Systemhouse Europe and most recently as Chief Financial Officer of EDS Innovations Inc. Prior to joining SHL Systemhouse, Mr. Cronin spent eight years with Ernst & Young LLP in their Toronto and London, England offices in both audit and corporate finance. Mr. Cronin is a Chartered Accountant in Canada.



DAN WALTER has served as our Chief Business Development Officer since November 1999. From August to November 1999, Mr. Walter was Executive Vice President at eliance Corporation. Previously, from January 1990 to August 1999, he worked with SITEL Corporation, where he served as member of the Office of the President from January 1999 to August 1999. He was Corporate Senior Vice President, Global Business Development from January 1997 to January 1999 and Chairman of the Telecommunications/Energy Sector Group from January 1997 to August 1999. From 1995 to 1997, he served as Group Executive Vice President of the Telecommunication Industry Division. Mr. Walter was the chief architect of SITEL's large-scale business development for such Fortune 500 customers as General Motors Corp. and GTE Corp.



RAMANAN RAGHAVENDRAN has been a director since January 2000. Mr. Raghavendran has been Chairman and Chief Executive Officer of ConnectCapital, a pan-Asian investment company, and Special Partner, Asia, for Insight Capital Partners, a private equity investment firm, since February 2000. From December 1996 to January 2000, Mr. Raghavendran was a General Partner of Insight Capital Partners and several related entities. From August 1992 to December 1996, Mr. Raghavendran was a senior member of the investment team at General Atlantic Partners, a private equity investment firm. He is a member of the boards of directors of Exchange Applications, C-Bridge Internet Solutions and several private companies.



JEFFREY HORING has been a director since December 1999. Mr. Horing co-founded Insight Capital Partners in 1995 and has been a General Partner of Insight since then. Mr. Horing was previously a member of the technology group at Warburg, Pincus and an investment banker at Goldman Sachs & Co. in the capital markets group. He is a director of Exchange Applications, Inc. and several privately held companies.



WES NICHOLS has served as a director since March 2000. He is a co-founder and Managing Partner of Direct Partners, one of the largest strategic marketing agencies in North America where he is responsible for strategic planning and overall growth. Prior to founding Direct Partners in 1994,

Mr. Nichols was, from February 1992 to March 1994, a member of the executive management team of National Direct Marketing Corp., a provider of investment marketing services, where he was responsible for analyzing investment opportunities and structuring marketing programs for a number of blue chip clients. Prior to that, he was with various direct marketing agencies in Chicago, Richmond and Baltimore, with a focus on strategic planning and account services for a variety of Fortune 500 companies.


The current directors were elected to the board pursuant to the terms of a stockholders' voting agreement. Effective upon the completion of the offering, that agreement will terminate.

COMMITTEES OF THE BOARD OF DIRECTORS

The board of directors has a compensation committee and an audit committee. The members of the compensation committee are Messrs. Horing, Nichols and Raghavendran. The compensation committee makes recommendations to the full board as to the compensation of senior management, administers our 1999 Long Term Incentive Plan and determines the persons who are to receive options and the number of shares subject to each option.


The members of the audit committee are Messrs. Horing, Nichols and Raghavendran. The audit committee acts as a liaison between the board and the independent accountants and annually recommends to the board the appointment of the independent accountants. The audit committee reviews with the independent accountants the planning and scope of the audits of the financial statements, the results of those audits and the adequacy of internal accounting controls and monitors other corporate and financial policies.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All executive officer compensation decisions have been made by the compensation committee of the board of directors. The compensation committee reviews and makes recommendations regarding the compensation for our management and key employees, including salaries and bonuses. No member of the compensation committee is an executive of Webhelp.com.


AGREEMENTS WITH PRINCIPAL STOCKHOLDERS



Pursuant to an Amended and Restated Stockholder's Voting Agreement dated as of December 31, 1999, the Series A Preferred Stockholders, consisting of the Insight Capital Partnerships, W-W-H Investors LLC and Imprimis SB LP, are entitled to designate two members of the board of directors and the Series B Preferred Stockholders, consisting of CIBC WMC Inc., are entitled to designate one member of the board of directors. The agreement sets the number of directors to serve on the board at seven, and further provides that Kerry Adler, Laura Hantho, Hugh Cumming and Dan Walter may designate two executive officers to serve on the board. Currently, there are five directors on the board. Jeff Horing and Ramanan Raghavendran serve as directors designated by the Series A Preferred Stockholders. Kerry Adler and Laura Hantho serve as directors on the board designated by Kerry Adler, Laura Hantho, Hugh Cumming and Dan Walter. The agreement will terminate upon the completion of the offering, at which time the parties will have no contractual right to designate our directors.


KEY MANAGEMENT

The following is a brief summary of other key management team members.


ROBERT FORAN has served as our Vice President Finance, Operations since January 2000. From November 1999 to January 2000, he served as our Chief Financial Officer. Mr. Foran was Vice President of Finance and Administration for SITEL Corporation (Canada) from November 1996 to

November 1999, where he played a critical role in leading the financial bidding process for some of the largest customer relationship management bids in Canada. He served previously as Director of Finance for SITEL Corporation (Canada) in 1996, and Controller for (CTC) Canadian Telephone Corporation in 1995. He is an active member of The Canadian Institute of Chartered Accountants.



CHRIS BARRROW has been our Vice President, Business Development/West Coast since December 1999. From December 1998 to November 1999, Mr. Barrow worked as Senior Director of Business Development for 3Com Corp. where he was responsible for worldwide new business development, strategic programs, planning and strategic relationships. From July 1997 to December 1998, he worked for SITEL Corporation, first as Vice President of Business Development and then as Vice President Worldwide Marketing. From 1989 to 1997, Mr. Barrow worked at Compaq Computer Corp. where, from 1993 to 1997, he held the position of Director of Western Region. Mr. Barrow has worked in the high-tech industry since 1984 with a number of companies including Nintendo Co. Ltd. and several start-up companies.



JACK JESSEN has served as our Vice President, Business Development/East since December 1999. He came to us from SITEL Corporation where he served as North America Regional Manager, Global Account from June to December 1999. From December 1997 to May 1999, he was President of Entelechy Systems Inc., a IVR/CRM venture. Prior to that, from May 1995 to December 1997, he served in various positions with SITEL Corporation, most recently, from April to December 1997, as Vice President and General Manager Global Business Development. From
August 1996 to March 1997, he worked as Vice President and General Manager, New Business Development and from August 1995 to August 1996, Mr. Jessen held the position of Vice President and General Manager, Client Services Group. Previously he held general management positions with Time Warner Cable, and was a Senior Accountant with KPMG Peat Marwick LLP.



JOHN BURTON has served as our General Counsel since February 2000. From
August 1992 to February 2000, he was an associate at Torys in New York. Prior to that, he was an associate at Cravath, Swaine & Moore. Mr. Burton has broad experience in the areas of public and private finance and mergers and acquisitions, representing large and middle-market corporations in transactions valued at several billion dollars, in the aggregate.



CHRISTOPHER HARRS has been our Vice President of Strategic Marketing, Canada since March 2000. Previously, since July 1992, he served as Vice President, Business and Legal Affairs for the film, music and home video divisions of Universal Studios Canada Ltd. From July 1993 to March 1998, Mr. Harrs also served as Director, Strategic Marketing at Universal Studios Canada where he created and implemented revenue-generating products and marketing programs including some of Canada's best-selling music compilation series. Mr. Harrs is a Member of the Ontario Bar.



RAHUL SHARMA has served as our Director, Brand Management since March 2000. From August 1999 to March 2000, Mr. Sharma was a Group Brand Manager for the Campbell's Soup Co. From July 1996 until July 1999, he worked at The Procter & Gamble Company (Canada). From November 1995 to May 1996, Mr. Sharma worked as a Marketing Analyst in the Research & Development Division of PT Telekomunikasi Indonesia, Indonesia's national telecommunications company. From May 1995 to November 1995, Mr. Sharma worked with several small businesses consulting, writing business plans, and working in economic development.



GREGORY OGOREK has served as our Manager of International Partnerships since March 2000. Previously, he held various positions in Paris, France at Europ Assistance, the world leader in the field of assistance (roadside, travel and home teleservice assistance). From March 1999 to September 1999, Mr. Ogorek served as General Manager of Europ Assistance's home teleservice assistance subsidiary, Europ Telesecurite. From November 1997 to March 1999, he launched and served Europ Telesecurite as Marketing and Sales Director. Prior to that, from December 1996 to November 1997, Mr. Ogorek served Europ Assistance as Project Leader for a major European strategic new home assistance business development. From May 1995 to December 1996, he served as their Market Development Manager.



CORY BASIL has been our Senior Director, Product Marketing since November 1999. Previously, Mr. Basil was at SITEL Corporation from April 1996 to
November 1999, where he was employed in a variety of roles. From January 1999 to November 1999, he was Manager, Business Development and Integration for SITEL Corporation WebServicing where he was responsible for SITEL's eCRM Product Development and Sales. From November 1997 to January 1999, he worked as a Manager, Business Development for SITEL Corporation's Global Business Development Unit. From October 1996 to November 1997, Mr. Basil worked as Senior Account Executive at SITEL Canada. From April 1996 to October 1996, Mr. Basil worked as Client Support Manager at SITEL Canada. Prior to his employment at SITEL Mr. Basil had a number of roles within the Direct Marketing Industry including Telstra Corporation Limited and Goldfarb Consultants.


EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 1999, we paid our President and Chief Executive Officer, Kerry Adler, salary in the amount of $43,560 with no bonus. We did not pay any of our executive officers more than $100,000 in 1999. Each of our executive officers has entered into an employment agreement pursuant to which he or she is to receive salaries and bonuses in excess of $100,000 in 2000.

EMPLOYMENT AGREEMENTS

We have employment agreements with each of Kerry Adler, Laura Hantho, Hugh Cumming, Tom Cronin and Dan Walter. The employment agreements provide for the annual base salaries and guaranteed bonuses set forth in the table below:

                                                                ANNUAL
EXECUTIVE OFFICER                                             BASE SALARY   GUARANTEED BONUS
-----------------                                             -----------   ----------------
Kerry Adler.................................................    $300,000        $300,000
Laura Hantho................................................     170,000          30,000
Hugh Cumming................................................     170,000          30,000
Dan Walter..................................................     200,000              --
Tom Cronin..................................................     170,000          30,000

All our executive officers are eligible to receive an annual incentive performance bonus for each calendar year of employment in an amount to be determined by the compensation committee. Under the employment agreements these executives may participate in all fringe benefit programs available to our other salaried employees.


We may terminate their employment with or without cause, as defined in the employment agreements. If we terminate Mr. Adler's employment without cause, we will be required to pay him $300,000 over three months. If we terminate the employment of any of Ms. Hantho or Messrs. Cumming, Walter or Cronin without cause, we will be required to pay them their salary continuously for the lesser of 12 months or until they are gainfully employed. Each executive officer may terminate his or her employment with or without good reason, as defined in the employment agreements. If Mr. Adler is either terminated other than for cause or resigns for good reason, for 12 months after his termination we will be required to pay him his annual base salary together with life and health insurance benefits, subject to his compliance with the provisions protecting our confidential information and barring his competition with us under certain circumstances. If Ms. Hantho or Messrs. Cumming, Walter or Cronin are either terminated other than for cause or resign for good reason, for the lesser of 12 months after their termination or until they are gainfully employed, the Company will be required to pay them their annual base salary together with life and health insurance benefits, subject to their compliance with the provisions protecting our confidential information and barring their competition with us under certain circumstances. If any of these executive officers are terminated for cause or resign without good reason, no further salary, bonuses or other compensation will be due except for any amount which has accrued but not been paid prior to the termination date.



Under the employment agreements, each executive has agreed not to use or disclose our confidential information. Each executive has also agreed to assign to us all innovations, discoveries and inventions he or she develops during the course of his or her employment. Each executive also has agreed to assist us in obtaining patents, copyrights or trademarks on any protectable ideas and inventions during the course of his or her employment. Such provisions are effective during and after the termination of the agreements for a period of 12 months for Mr. Cumming or 18 months for Messrs. Adler, Walter and Cronin and Ms. Hantho.


Each executive has also agreed that he or she will not join or assist any of our customers, served by him or her or by any other of our principals or employees during the term of the executive's employment with us, or any enterprise in the United States or Canada engaged in a business that is directly competitive with us for a period of one year after termination of his or her employment without our consent, which consent cannot be unreasonably withheld.

LONG TERM INCENTIVE PLAN


We sponsor the Webhelp.com Inc. 1999 Long Term Incentive Plan. Under the plan, up to an aggregate of 3,500,000 shares of our common stock will be available for issuance of awards to our employees, directors and consultants. As of June 30, 2000, 1,048,795 stock options at a weighted average exercise price of $13.66 were outstanding under the plan.


The following discussion of the material features of the plan is qualified by reference to the text of the plan filed as an exhibit to the Registration Statement of which this prospectus forms a part.


The plan is administered by the compensation committee of our board of directors which determines the persons who are to receive awards and the number of shares to be subject to each award. In selecting individuals for awards and determining the type of award and the terms thereof, the compensation committee may take into consideration any factors it deems relevant including present and potential contributions to our success. Awards may be in the form of stock options, grants of restricted stock, stock appreciation rights, other stock-based awards and performance awards payable upon achievement of specified goals. Options granted under the plan must be exercised within a period fixed by the compensation committee, which may not exceed ten years from the date of the grant of the option. Awards may be made exercisable in whole or in installments, as determined by the compensation committee.


Options may not be transferred other than by will or the laws of descent and distribution and during the lifetime of an optionee may be exercised only by the optionee. The exercise price may not be less than the par value of our common stock or, in the case of incentive stock options, not less than the fair market value of our common stock on the date of grant of the option. Unless designated as "incentive stock options" intended to qualify under Section 422 of the Internal Revenue Code of 1986, options which are granted under the plan are intended to be "non-qualified stock options". The exercise price may be paid in cash, shares of our common stock owned by the optionee, or in a combination of cash and shares.


The plan provides that, in the event of changes in our corporate structure or certain events affecting our common stock, our board of directors may, in its discretion, make adjustments with respect to the number of shares which may be issued under the plan or which are covered by outstanding options or other awards, in the exercise price per share, or both. In connection with certain changes of our control or any sale or transfer by us of all or substantially all our assets, all outstanding options under the plan will become exercisable in full on or prior to the effective date of the merger, consolidation, sale, transfer or other change of control transaction.


401(K) RETIREMENT SAVINGS PLAN

We are implementing a 401(k) retirement savings plan. The purpose of the retirement plan will be to provide our employees with an opportunity to save for retirement on a tax-advantaged basis.


The retirement plan will permit employees to defer receipt of a portion of their compensation in accordance with Section 401(k) of the Code and have it contributed, by way of payroll deductions, to the retirement plan. An employee's interest in his or her 401(k) contributions will be fully vested at all times. We expect that the retirement plan will also provide for discretionary matching contributions by us after a period of 12 months. For plan participants who were employed as of the effective date of the retirement plan, matching contributions will be fully vested and for plan participants who became employees subsequent to that date, matching contributions will vest over a year period.


An employee generally will be entitled to payment of his or her account balance under the retirement plan upon retirement (usually at age 65), death, permanent disability or other termination of employment. Payment under the retirement plan will be made in the form of a lump sum.

LIMITATION OF LIABILITY AND INDEMNIFICATION


Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:


    - any breach of the director's duty of loyalty to us or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - the unlawful payment of dividends or unlawful stock purchases under
      Section 174 of the Delaware General Corporation Law; or

    - any transaction from which the director derived any improper personal benefit.


If the Delaware General Corporation Law is amended to eliminate or further limit the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of such provision of our certificate of incorporation by our stockholders shall be prospective only and shall not adversely affect any right or protection of our directors existing at the time of such repeal or modification. While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty, nor does it have any effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of our certificate of incorporation described above apply to our officers only if he or she is a director and is acting in his or her capacity as a director, and do not apply to our officers who are not directors.


Our certificate of incorporation provides to the fullest extent permitted by
Section 145 of the Delaware General Corporation Law, or any comparable successor law, as the same may be amended and supplemented from time to time, that:

    - we may indemnify all persons whom we have power to indemnify under the Delaware General Corporation Law from and against any and all of the expenses, liabilities or other matters referred to in or covered thereby;

    - we shall indemnify each such person if he or she is or is threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is or was our director, officer, employee or agent or because he or she was serving us or any other legal entity in any capacity at our request while our director, officer, employee or agent; and


    - we shall pay the expenses of such a current or former director, officer, employee or agent incurred in connection with any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding.

Our certificate of incorporation further provides that the indemnification and advancement of expenses provided for therein shall not be deemed exclusive of any other rights to which those entitled to indemnification or advancement of expenses may be entitled under any by-law, agreement, contract or vote of stockholders or disinterested directors or pursuant to the direction (however embodied) of any court of competent jurisdiction or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                             PRINCIPAL STOCKHOLDERS



The following table sets forth certain information regarding beneficial ownership of our common stock as of July 31, 2000 and after giving effect to the offering, of:


    - each person who we know beneficially owns more than five percent of our common stock;

    - each of our directors;


    - our Chief Executive Officer;



    - each of the executive officers named in the annual base salary and guaranteed bonus table on page 54; and


    - all of our executive officers and directors as a group.

Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                                                         PERCENTAGE OF OWNERSHIP(1)
                 NAME AND ADDRESS OF                    NUMBER OF    ----------------------------------
                   BENEFICIAL OWNER                     SHARES(1)    PRIOR TO OFFERING   AFTER OFFERING
------------------------------------------------------  ----------   -----------------   --------------
Kerry Adler...........................................   6,211,698(2)       27.36%           22.02%
  c/o Webhelp.com Inc.
  175 Bloor Street East
  North Tower, Suite 400
  Toronto, Ontario, MRW 3R8

Laura Hantho..........................................   1,656,453(3)        7.30%            5.87%
  c/o Webhelp.com Inc.
  175 Bloor Street East
  North Tower, Suite 400
  Toronto, Ontario, MRW 3R8

Hugh Cumming..........................................   1,242,340(4)        5.47%            4.40%
  c/o Webhelp.com Inc.
  175 Bloor Street East
  North Tower, Suite 400
  Toronto, Ontario, MRW 3R8

Insight Capital Partners..............................   3,750,000(5)       16.52%           13.30%
  527 Madison Avenue
  10th Floor
  New York, NY 10022

eliance Corporation...................................   3,534,255(6)       15.57%           12.53%
  7800 Equitable Drive
  Suite 250
  Minneapolis, MN 55344

W-W-H Investors LLC...................................   3,068,182(7)       13.51%           10.88%
  411 West Putnam
  Greenwich, CT 06830

CIBC WMC Inc..........................................   1,668,786(8)        7.35%            5.92%
  425 Lexington Avenue
  New York, NY 10017

                                                                         PERCENTAGE OF OWNERSHIP(1)
                 NAME AND ADDRESS OF                    NUMBER OF    ----------------------------------
                   BENEFICIAL OWNER                     SHARES(1)    PRIOR TO OFFERING   AFTER OFFERING
------------------------------------------------------  ----------   -----------------   --------------
Dan Walter............................................   1,035,283(9)        4.56%            3.67%
  c/o Webhelp.com Inc.
  175 Bloor Street East
  North Tower, Suite 400
  Toronto, Ontario, MRW 3R8

Tom Cronin............................................      30,303(10)      *                *
  c/o Webhelp.com Inc.
  175 Bloor Street East
  North Tower, Suite 400
  Toronto, Ontario, MRW 3R8

Ramanan Raghavendran..................................      15,152(11)      *                *
  c/o Insight Capital Partners
  527 Madison Avenue
  10th Floor
  New York, NY 10022

Jeffrey Horing........................................      15,152(12)      *                *
  c/o Insight Capital Partners
  527 Madison Avenue
  10th Floor
  New York, NY 10022

Wes Nichols...........................................      15,152(13)      *                *
  c/o Webhelp.com Inc.
  175 Bloor Street East
  North Tower, Suite 400
  Toronto, Ontario, MRW 3R8

All executive officers and directors as a group (8      12,266,988(14)       53.85%          43.38%
  persons)(2)(3)(4)(9)(10)(11)(12)(13)(14)............


------------------------

*   Indicates ownership percentage of less than one percent.


(1) Amounts and percentages include outstanding options which are exercisable within 60 days of July 31, 2000.



(2) These shares are held by a limited liability company, one of the members of which is indirectly controlled by a trust, of which Mr. Adler and his family are beneficiaries. Does not include up to 2,045,455 shares owned by eliance Corporation held in escrow subject to a collective option held by Mr. Adler, Ms. Hantho, Mr. Cumming, Mr. Walter and Shukie Halfon to purchase these shares.



(3) These shares are held by a limited liability company, one of the members of which is indirectly controlled by a trust, of which Ms. Hantho and her family are beneficiaries. Does not include up to 2,045,455 shares owned by eliance Corporation held in escrow subject to a collective option held by Ms. Hantho, Mr. Adler, Mr. Cumming, Mr. Walter and Shukie Halfon to purchase these shares.



(4) These shares are held by a limited liability company, one of the members of which is indirectly controlled by a trust, of which Mr. Cumming is the beneficiary. Does not include up to 2,045,455 shares owned by eliance Corporation held in escrow subject to a collective option held by Mr. Cumming, Mr. Adler, Ms. Hantho, Mr. Walter and Shukie Halfon to purchase these shares.

(5) Represents 8,250,000 shares of Series A preferred stock that will automatically convert into 3,750,000 shares of common stock upon the completion of the offering. These shares are held by five funds managed by Insight Capital Partners: Insight Capital Partners II, L.P. will hold 654,545 common shares; Insight Capital Partners (Cayman) II, L.P. will hold 72,727 common shares; Insight Capital Partners III, L.P. will hold 2,124,187 common shares; Insight Capital Partners (Co-Invest) III, L.P. will hold 372,342 common shares; and Insight Capital Partners (Cayman) III, L.P. will hold 526,199 common shares.



(6) Includes 2,500,000 shares held in escrow as security for the indemnification provisions of the Asset Purchase Agreement dated December 29, 1999 by and between us, our wholly owned subsidiary and eliance Corporation. 2,046,454 of the shares held in escrow are subject to a collective option to purchase held by Mr. Adler, Ms. Hantho, Mr. Cumming, Mr. Walter and Shukie Halfon.



(7) Represents 6,750,000 shares of Series A preferred stock that will automatically convert into 3,068,182 shares of common stock upon the completion of the offering.



(8) Represents 3,671,329 shares of Series B preferred stock that will automatically convert into 1,668,786 shares of common stock upon the completion of the offering.



(9) Does not include up to 2,045,455 shares owned by eliance Corporation held in escrow subject to a collective option held by Mr. Walter, Mr. Adler, Ms. Hantho, Mr. Cumming and Shukie Halfon to purchase these shares.



(10) Represents currently exercisable options to purchase 30,303 shares of common stock.



(11) Represents currently exercisable options to purchase 15,152 shares of common stock. Does not include 3,750,000 common shares that will be held by the five funds managed by Insight Capital Partners. Mr. Raghavendran, one of our directors, is a special partner of Insight Capital Partners.
    Mr. Raghavendran disclaims beneficial ownership of the shares held by the entities affiliated with Insight Capital Partners, except to the extent of his pecuniary interest therein.



(12) Represents currently exercisable options to purchase 15,152 shares of common stock. Does not include 3,750,000 common shares that will be held by the five funds managed by Insight Capital Partners. Mr. Horing, one of our directors, is a general partner of Insight Capital Partners. Mr. Horing disclaims beneficial ownership of the shares held by the entities affiliated with Insight Capital Partners, except to the extent of his pecuniary interest therein.



(13) Represents options to purchase 15,152 shares of common stock that will become exercisable within 60 days.



(14) Includes an aggregate of 2,045,455 shares owned by eliance Corporation held in escrow subject to an option to purchase up to that number of shares collectively held by Mr. Adler, Ms. Hantho, Mr. Cumming and Mr. Walter.

                              CERTAIN TRANSACTIONS


LOAN FROM INSIGHT


On November 10, 1999, we borrowed $2,000,000 from Insight Capital Partners at an interest rate of 8% per annum. Our obligations to repay this loan were canceled as partial payment for the 15,000,000 shares of Series A preferred stock issued to various Insight funds on December 29, 1999.


ISSUANCE OF SERIES A CONVERTIBLE PREFERRED STOCK


Based on a valuation established in July 1999 and in accordance with a binding letter of intent dated November 18, 1999 and a stock purchase agreement dated December 29, 1999, we issued an aggregate of 15,000,000 shares of Series A preferred stock for a purchase price of $0.53 per share, or an aggregate of $8,000,000 before expenses. Each share of Series A preferred stock will automatically be converted into 6,818,182 shares of common stock based on a conversion ratio of .4545 of a share of common stock for each share of Series A preferred stock, upon consummation of the offering. Assuming an offering price of $11.00 per share, these shares would have a value of $75,000,000. Of those shares, 5,797,592 shares were issued to InSight Capital Partners III, L.P.; 1,436,168 shares were issued to InSight Capital Partners (Cayman) III, L.P.; 1,016,240 shares were issued to InSight Capital Partners (Co-Invest) III, L.P.; 4,781,250 shares were issued to W-W-H Investors LLC and 1,968,750 shares were issued to Imprimis SB LP. The current holders of the Series A preferred stock are controlling stockholders of eliance Corporation. The liquidation value of the Series A preferred stock is $1.28 per share plus accrued but unpaid dividends. Upon liquidation, the Series A and Series B stockholders will be paid the amounts to which they are entitled on an equivalent basis.



TRANSACTION WITH ELIANCE CORPORATION



Pursuant to a binding letter of intent dated November 29, 1999 and an asset purchase agreement dated as of December 29, 1999 between us, our wholly owned subsidiary and eliance, we purchased certain assets from eliance, including all rights under certain agreements, contracts and licenses, the name and URL "Webhelp.com" and the trademarks "Webhelp.com," "Webhelpme," "Webhelpmebuy," and "Webhelpmesell". The purchase price was $4,256,400 cash and 3,863,036 shares of our common stock, of which 2,500,000 are subject to the share escrow agreement described below. Mr. Adler, Ms. Hantho, Mr. Cumming and Mr. Walter were previously employed by eliance. The asset purchase agreement also provides for mutual releases between eliance and us and the indemnification of us, Mr. Adler and Ms. Hantho.



SHARE ESCROW AGREEMENT. In connection with the eliance transaction, we entered into a share escrow agreement dated as of December 29, 1999 whereby eliance delivered 2,500,000 of the shares received as consideration for the asset purchase to our attorneys, Torys, as the escrow agent. The shares are being held in escrow as security for the indemnification provisions of the asset purchase agreement. eliance retains voting rights over the shares during the period of the escrow agreement. The escrow agreement provides that Mr. Adler, Ms. Hantho, Mr. Cumming, Mr. Walter and Shukie Halfon may purchase up to 2,045,454 of the shares held in escrow at any time and from time to time until the fifth anniversary of the escrow agreement. All or any part of the first 681,818 of the shares subject to this option have a purchase price of $1.32 per share. The second 681,818 shares have a purchase price of $2.64 per share, and the last 681,818 shares have a purchase price of $1.80 per share. The purchase price for the shares will be zero, however, if the proceeds from this offering are $25,000,000 or more and eliance obtains a firm commitment from a purchaser of its Web800 business or completes a sale of fifty percent (50%) or more of the assets of its Web800 business. Torys is not entitled to compensation for services rendered as escrow agent pursuant to the escrow agreement.



SOFTWARE LICENSE AGREEMENT. Pursuant to a software license agreement dated December 29, 1999, eliance has granted us a perpetual, nonexclusive, royalty-free license to use and modify machine readable versions of the eBus transaction engine. The eBus transaction engine consists of easily expanded component architecture providing a suite of generic services to facilitate e-commerce and related functions of our Webhelp portal. The license provides us with copies of the source code to the software to enable us to maintain and update the software ourselves.

INTERNET SERVICES AGREEMENT. Pursuant to an Internet services agreement dated December 29, 1999, eliance provided us, until May 31, 2000, with Web Center services on an exclusive basis within the field of customer-initiated Internet search inquiries. The services included the employment and training of Web Wizard professionals at up to 150 Web Center work stations.


ISSUANCE OF SERIES B CONVERTIBLE PREFERRED STOCK


Pursuant to a Series B convertible preferred stock purchase agreement dated as of December 31, 1999 among Webhelp, Mr. Adler, Ms. Hantho, Mr. Cumming,
Mr. Walter, CIBC WMC Inc., an affiliate of CIBC World Markets Corp. (a representative of the underwriters of this offering) and another common stockholder, we issued 3,671,329 shares of Series B preferred stock to CIBC WMC Inc. for a purchase price of approximately $8.17 per share, or an aggregate purchase price of $30,000,000 before expenses. Each share of Series B preferred stock will automatically be converted into 1,668,786 shares of common stock based on a conversion ratio of .4545 of a share of common stock for each share of Series B preferred stock, upon consummation of the offering. Assuming an offering price of $11.00 per share these shares would have a value of $18,356,646. The liquidation value of the Series B preferred stock is $19.73 per share plus accrued but unpaid dividends thereon. Upon liquidation, the Series A and Series B stockholders will be paid the amounts to which they are entitled on an equivalent basis. With $10,000,000 of the proceeds, we repurchased 333,757 shares of our common stock from Mr. Adler for $6.0 million, 89,002 shares from Ms. Hantho for $1.6 million, 66,751 shares from Mr. Cumming for $1.2 million, 55,626 shares from Mr. Walter for $1.0 million and 11,125 shares from other common stockholders for $200,000. These shares represented approximately 5% of the shares held by the founders.


REGISTRATION RIGHTS OF CERTAIN HOLDERS


We are a party to an amended and restated investor rights agreement dated as of December 31, 1999 that provides eliance, InSight Capital Partners III, L.P., InSight Capital Partners (Cayman) III, L.P., InSight Capital Partners (Co-Invest) III, L.P., Insight Capital Partners II, L.P., Insight Capital Partners (Cayman) II, L.P., W-W-H Investors LLC, Imprimis SB LP, CIBC WMC Inc., Kerry Adler, Laura Hantho, Hugh Cumming, Dan Walter, and Shukie Halfon with the ability to demand registration under the Securities Act of all or a portion of the shares of our common stock owned by them from time to time at any time after we become eligible to file a registration statement on Form S-3, which will not be earlier than one year after the date of this offering. Of these shares, including shares issued upon the conversion of the Series A preferred stock and Series B preferred stock to our common stock upon consummation of the offering, 3,534,255 are held by eliance, 654,545 are held by Insight Capital Partners II, L.P., 72,727 are held by Insight Capital Partners (Cayman) II, L.P., 2,124,187 are held by Insight Capital Partners III, L.P., 372,342 are held by Insight Capital Partners (Co-Invest) III, L.P., 526,199 are held by Insight Capital Partners (Cayman) III, L.P., 2,173,296 are held by W-W-H Investors LLC, 894,886 are held by Imprimis SB LP, 1,668,786 are held by CIBC WMC, Inc., 6,211,698 are beneficially held by Kerry Adler, 1,656,453 are beneficially held by Laura Hantho, 1,242,340 are beneficially held by Hugh Cumming and 1,035,283 are held by Dan Walter. In general, eliance or a stockholder or stockholders holding in the aggregate at least 75% of the Series B preferred stock may request that we register the sale of their shares of common stock on one occasion, and a stockholder or stockholders, other than eliance or holders of Series B preferred stock, holding in the aggregate at least 20% of the shares subject to the agreement may request that we register the sale of their shares of common stock on up to two occasions. These stockholders also have the right under certain circumstances to include all or a portion of their shares on registration statements we file. We are obligated to bear all of the expenses in connection with the registration of these shares except for registrations initiated by eliance or, under certain circumstances, upon withdrawal of a registration request by an initiating stockholder. Our obligation to register the shares subject to the agreement terminates five years after consummation of this offering. On April 19, 2000, we entered into a registration rights agreement with WH Holdings, Ltd., a Cayman Islands company that acquired 329,381 shares of common stock from eliance Corporation. The registration rights agreement granted WH Holdings the right to have its 329,381 shares registered by us if we are registering shares on a registration statement on Form S-3.

                          DESCRIPTION OF CAPITAL STOCK


The following description of our capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our certificate of incorporation and our by-laws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part.


As of July 31, 2000, our authorized capital stock consisted of 65,000,000 shares of common stock, $0.01 par value per share, of which 14,216,465 shares were issued and outstanding (excluding treasury shares) and held of record by stockholders, 1,211,977 shares are issuable upon the exercise of outstanding stock options to participants pursuant to our 1999 Long Term Incentive Plan, and 20,000,000 shares of preferred stock, $0.01 par value per share, of which 15,000,000 shares have been designated as Series A preferred stock and 3,671,329 shares have been designated as Series B preferred stock and were issued and outstanding.


COMMON STOCK


Holders of our common stock are entitled to one vote per share on all matters which, pursuant to the Delaware General Corporation Law, require the approval of our stockholders, other than matters relating solely to another class of stock. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to participate ratably in all distributions to the holders of our common stock after payment of liabilities and satisfaction of any preferential rights of holders of preferred stock. Holders of our common stock are not entitled to any preemptive rights. Holders of common stock do not have cumulative voting rights. All holders of common stock are entitled to vote for the election of directors. We have one class of directors. Subject to any preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by the board of directors from funds legally available for payment. Holders of our common stock are not subject to any assessments with respect to their stock.


The rights, preferences and privileges of holders of shares of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

Our board of directors is authorized to provide for the issuance by us of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereon, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of any series of preferred stock may have an adverse effect on the rights of holders of our common stock, and could decrease the amount of earnings and assets available for distribution to holders of our common stock. In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control.


Since our formation, we have issued an aggregate of 18,671,329 shares of preferred stock, in two series. Each share of preferred stock will automatically convert into 8,486,968 shares of common stock based on a conversion rate of
 .4545 of a share of common stock for each share of preferred stock, upon the completion of this offering.

Except for the possible issuance of 244,798 shares of Series B convertible preferred stock in connection with our June 30, 2000 agreement to issue such shares, we have no present plans to issue any additional shares of preferred stock.



PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND OUR BY-LAWS


The description set forth below of certain provisions of our certificate of incorporation and our by-laws is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our by-laws, the forms of which are included as exhibits to the Registration Statement of which this prospectus is a part.

NUMBER OF DIRECTORS; REMOVAL; VACANCIES; SPECIAL MEETINGS; QUORUM. Our by-laws provide that the number of our directors may be fixed from time to time by vote of the stockholders or of our board of directors, but that the number of directors which constitutes the whole board shall be between one and eight. Except where a vacancy on the board is created pursuant to the removal of a director as described below or where vacancies occur contemporaneously in the offices of all of the directors, which vacancies will be filled by the stockholders, vacancies or newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office or by a sole remaining director. Our by-laws provide that directors may be removed from the board, with or without cause, by the affirmative vote of our stockholders holding a majority of the shares of our capital stock.

Our by-laws further provide that special meetings of our board of directors may be called by our President or any two directors on notice to all the directors. The presence of one-third or more of the directors constituting our board of directors shall constitute a quorum for the transaction of business at any regularly held or special meeting of the board. Except as may otherwise be provided under the Delaware General Corporation Law, if a quorum is present then a vote of the majority of the directors present shall be the act of the board.


SPECIAL MEETINGS; ADVANCE NOTICE PROVISIONS. Our by-laws provide that except as otherwise provided by the Delaware General Corporation Law, special meetings of our stockholders may only be called by resolution of our board of directors, by our President or by the holders of a majority of the outstanding shares of our capital stock entitled to vote on matters to be voted on at such meeting. Our by-laws also require advance notice of any special meeting of our stockholders to be delivered to each stockholder entitled to vote at such a meeting.


AMENDMENT OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND OUR BY-LAWS. Under the Delaware General Corporation Law, stockholders have the right to adopt, amend or repeal their corporation's by-laws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, subject to the terms of one or more series of preferred stock as designated from time to time by our board of directors, our certificate of incorporation provides that our by-laws may be adopted, altered or repealed by our board of directors.

ANTI-TAKEOVER LEGISLATION


Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless:


    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

    - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is defined to include:

    - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date; and

    - the affiliates and associates of any such person.

Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203 of the Delaware General Corporation Law. It is anticipated that the provisions of Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.


STOCK TRANSFER AGENTS



The transfer agents for our common stock will be American Stock Transfer & Trust Company, New York, New York and CIBC Mellon Trust Company, Toronto, Ontario.


STOCK EXCHANGE LISTINGS

We have applied for the listing of our common stock on the Nasdaq National Market under the symbol "WHLP" and we intend to apply for the listing of our common stock on The Toronto Stock Exchange under the symbol "WHP". These listings are subject to our fulfilling the requirements of the Nasdaq Stock Market and The Toronto Stock Exchange, including distribution of the securities to a minimum number of public stockholders.


                        SHARES ELIGIBLE FOR FUTURE SALE


U.S. RESALE RESTRICTIONS


When the offering is completed, we will have a total of 28,203,433 shares of common stock outstanding. The 5,500,000 shares offered by this prospectus will be freely tradeable unless they are purchased by our "affiliates", as defined in Rule 144 under the Securities Act of 1933. The remaining shares are "restricted", which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144. Rule 144, as currently in effect and subject to its provisions and other applicable federal and state securities laws, permits a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least one year to sell within any three-month period a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information concerning us. Rule 144 also permits, under certain circumstances, such sale of shares without any quantity limitation or current public information requirement by a person who is not an affiliate of us and who has satisfied a two-year holding period.



Substantially all of our current stockholders have agreed to a 180-day "lock-up" with respect to their common stock that they own or may acquire by exercising stock options. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. This "lock-up" may be waived by the representatives of the underwriters although the underwriters have given no indication to us that they intend to waive these restrictions. After the 180-day lock-up period, at least 22,703,433 shares may be sold in accordance with Rule 144 subject to compliance with Rule 144 volume limitations.



We are a party to an amended and restated investor rights agreement dated as of December 31, 1999 that provides eliance, InSight Capital Partners III, L.P., InSight Capital Partners (Cayman) III, L.P., InSight Capital Partners (Co-Invest) III, L.P., Insight Capital Partners II, L.P., Insight Capital Partners (Cayman) II, L.P., W-W-H Investors LLC, Imprimis SB LP, CIBC WMC Inc., Kerry Adler, Laura Hantho, Hugh Cumming, Dan Walter, and Shukie Halfon with the ability to demand registration under the Securities Act of all or a portion of the shares of our common stock owned by them from time to time at any time after we become eligible to file a registration statement on Form S-3, which will not be earlier than one year after the date of this offering. Of these shares, including shares issued upon the conversion of the Series A preferred stock and Series B preferred stock to our common stock upon consummation of the offering, 3,534,255 are held by eliance, 654,545 are held by Insight Capital Partners II, L.P., 72,727 are held by Insight Capital Partners (Cayman) II, L.P., 2,124,187 are held by Insight Capital Partners III, L.P., 526,199 are held by Insight Capital Partners (Cayman) III, L.P., 372,342 are held by Insight Capital Partners (Co-Invest) III, L.P., 2,173,296 are held by W-W-H Investors LLC, 894,886 are held by Imprimis SB LP, 1,688,786 are held by CIBC WMC, Inc., 6,211,698 are beneficially held by Kerry Adler, 1,656,453 are beneficially held by Laura Hantho, 1,242,340 are beneficially held by Hugh Cumming and 1,035,283 are held by Dan Walter. In general, eliance or a stockholder or stockholders holding in the aggregate at least 75% of the Series B preferred stock may request that we register the sale of their shares of common stock on one occasion, and a stockholder or stockholders, other than eliance or holders of Series B preferred stock, holding in the aggregate at least 20% of the shares subject to the agreement may request that we register the sale of their shares of common stock on up to two occasions. These stockholders also have the right under certain circumstances to include all or a portion of their shares on registration statements we file. We are obligated to bear all of the expenses in connection with the registration of these shares except for registrations initiated by eliance or, under certain circumstances, upon withdrawal of a registration request by an initiating stockholder. Our obligation to register the shares subject to the agreement terminates five years after consummation of this offering. On April 19, 2000, we entered into a registration rights agreement with WH Holdings, Ltd., a Cayman Islands company that acquired 329,381 shares of common stock from eliance Corporation. The registration rights agreement granted WH Holdings the right to have its 329,381 shares registered by us if we are registering shares on a registration statement on Form S-3.



We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of our common stock authorized and reserved for issuance pursuant to our 1999 Long Term Incentive Plan. Upon the filing of the Form S-8, outstanding shares of our common stock so registered may be freely sold without restriction, except for shares held by our officers, directors and other affiliates.

CANADIAN RESALE RESTRICTIONS


As of July 31, 2000, Canadian residents held 365,454 options or warrants to purchase shares of common stock. Under applicable Canadian securities laws, all shares issuable upon exercise of these options may not be sold or otherwise disposed of for value, except pursuant to a prospectus, a discretionary exemption or a statutory exemption available only in specific limited circumstances, until we have been a reporting issuer for at least 12 months, or 18 months in the case of a control person under applicable Canadian securities laws, in the province in which the shareholder or optionee resides. We will become a reporting issuer when we file this prospectus with the securities regulatory authorities of those provinces and when those authorities issue receipts for the prospectus. We expect that the receipts will be issued on or about the date of this prospectus. We intend to apply to these regulatory authorities for a discretionary exemption that would permit sales of our common stock by residents of these provinces who are our employees, consultants or other service providers and acquire such shares upon the exercise of stock options after we have been a reporting issuer for 180 days, provided that the particular employee, consultant or service provider has held the shares or stock options for a combined period of at least one year, and that the sale is made through the facilities of The Nasdaq National Market.



If the discretionary exemption is granted or other steps taken to allow the sale of such common stock are successful, up to 121,212 shares of common stock issued or issuable upon the exercise of outstanding and vested options, which would otherwise be subject to the resale restrictions described above, will be eligible for resale 180 days after the completion of this offering.


ESCROWED SECURITIES

We intend to seek discretionary relief from securities regulators in each of the provinces of Canada to be exempt from applicable escrow rules, in accordance with the policies of The Toronto Stock Exchange and the proposed policies of the Canadian Securities Administrators concerning the disposition of shares held by certain persons related to a company engaging in an initial public offering. In the event such relief is not obtained, several holders of common shares may have to enter into an escrow agreement with us and a trustee, pursuant to which shares held by those persons will be placed in escrow with the trustee to be released over a prescribed time period.

                                  UNDERWRITING


We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., U.S. Bancorp Piper Jaffray Inc. and RBC Dominion Securities Corporation are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp.....................................
U.S. Bancorp Piper Jaffray Inc..............................
RBC Dominion Securities Corporation.........................

                                                                 ---------
Total.......................................................
                                                                 =========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including the occurrence of a material adverse change in the state of the financial markets.


This offering is being made concurrently in the United States and all of the provinces of Canada. The shares of common stock will be offered in the United States through the underwriters either directly or through their respective U.S. broker-dealer affiliates or agents. The shares of common stock will be offered in all of the provinces of Canada by CIBC World Markets Inc., and RBC Dominion Securities Inc., the Canadian affiliates of CIBC World Markets Corp. and RBC Dominion Securities Corporation, respectively, and other registered dealers that may be designated by the underwriters. Subject to applicable law, the underwriters may offer the shares of common stock outside of Canada and the United States.


The shares should be ready for delivery on or about         , 2000 against
payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities
dealers at such price less a concession of $         per share. The underwriters
may also allow, and such dealers may reallow, a concession not in excess of
$         per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.


We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 825,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount and commissions. If this option is exercised in full, the total price
to public will be $         and the total proceeds to us will be $         . The
underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.



The following table provides information regarding the amount of the discount and commissions that we will pay to the underwriters. These discounts and commissions, which equal 7% of the price to the public, were determined by negotiation between us and the underwriters.



                                        TOTAL WITHOUT          TOTAL WITH FULL
                                         EXERCISE OF             EXERCISE OF
                       PER SHARE    OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                       ----------   ---------------------   ---------------------
Webhelp.com Inc. ....  $                  $                       $
                       ----------         ----------              ----------



We estimate that our total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $1,250,000.


We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian provincial securities legislation.


We and our officers and directors and substantially all other current stockholders, have agreed to a 180-day "lock up" with respect to the shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that for a period of 180 days following the date of this prospectus, neither we nor these persons may offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.


The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.


At our request, the underwriters have reserved for sale up to 5% of the shares to be sold in the offering for employees, directors and other persons associated with us such as customers, suppliers, advisors and friends and relatives of employees and directors. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by these persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by these persons.



There is no established trading market for the shares. The offering price for the shares has been determined by us and the underwriters, based on the following factors:


    - the history of, and prospects for, us and the industry in which we compete;

    - our past and present financial performance;

    - assessment of our management and the present state of our development;

    - our prospects for future earnings;

    - the prevailing market condition of the applicable U.S. and Canadian securities markets at the time of this offering;

    - market valuations of publicly traded companies that we and the representatives believe to be comparable to us; and

    - other factors that we deemed relevant.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the underwriters may not, throughout the period of distribution, bid for or purchase our common shares. This restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

Subject to the foregoing, the rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

    - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

    - Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

    - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.


Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.


Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market, The Toronto Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.


In addition to the underwriting discounts and commissions described above, an affiliate of CIBC World Markets Corp., a representative of the underwriters, acquired an aggregate of 3,671,329 shares of our Series B preferred stock in December 1999, at a purchase price of $8.17 per share, for an aggregate purchase price of approximately $30,000,000. These shares will convert into approximately 1,668,786 shares of common stock upon the completion of this offering.


Under the rules of the National Association of Securities Dealers, Inc., the shares of common stock that will be held by this affiliate of CIBC World Markets Corp. upon the completion of this offering may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this prospectus, except to officers, partners (not directors) of the underwriters and members of the selling group and/or their officers or partners.

                                 LEGAL MATTERS


The validity of the shares of common stock being offered hereby will be passed upon for us by Torys, 237 Park Avenue, New York, New York 10017 and Suite 3000, Maritime Life Tower, 79 Wellington Street West, Toronto, Ontario M5K 1N2. Certain legal matters in connection with the sale of the shares of our common stock offered hereby will be passed upon for the underwriters by Bingham Dana LLP, 150 Federal Street, Boston, Massachusetts 02110 and by Blake, Cassels & Graydon LLP, Suite 2300, Commerce Court West, Toronto, Ontario, M5L 1A9.


                                    EXPERTS



The consolidated balance sheet as of December 31, 1999 and the consolidated statements of operations and comprehensive loss and stockholders' equity and cash flows for the period from May 27, 1999 (inception) to December 31, 1999, included in this prospectus, have been audited by Ernst & Young LLP, independent chartered accountants, as indicated in their report appearing elsewhere herein, and are included in reliance upon such report given the authority of said firm as experts in accounting and auditing.



                      WHERE YOU CAN FIND MORE INFORMATION



We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at "http://www.sec.gov."


This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                                WEBHELP.COM INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Consolidated Balance Sheet..................................    F-3

Consolidated Statement of Operations and Comprehensive
  Loss......................................................    F-4

Consolidated Statement of Cash Flows........................    F-5

Consolidated Statement of Stockholders' Equity..............    F-6

Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT


When the transaction referred to in Note 9(a) of the Notes to the Consolidated Financial Statements has been consummated, we will be in a position to render the following report.



                                          /s/ ERNST & YOUNG LLP
                                          Chartered Accountants



To the Board of Directors and Stockholders of Webhelp.com Inc.



We have audited the accompanying consolidated balance sheet of Webhelp.com Inc. (a development stage company) as of December 31, 1999 and the related consolidated statement of operations and comprehensive loss, stockholders' equity and cash flows for the period from May 27, 1999 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Webhelp.com Inc. as of December 31, 1999, and the consolidated results of its operations and its cash flows for the period from May 27, 1999 to December 31, 1999 in conformity with accounting principles generally accepted in the United States.



Toronto, Canada,
January 12, 2000 (except as to notes 12(b)
and 9(a) which are dated as of January 22
and        , 2000, respectively).

                                WEBHELP.COM INC.


                           CONSOLIDATED BALANCE SHEET

                      (EXPRESSED IN UNITED STATES DOLLARS)


                                                              DECEMBER 31,     JUNE 30,
                                                                  1999           2000
                                                              ------------   ------------
                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents (Note 3)........................  $ 21,178,857   $ 14,501,461
  Accounts receivable.......................................        32,795        331,399
  Prepaid expenses..........................................     2,475,294      1,251,983
  Due from shareholder (Note 10)............................     2,563,280        972,628
                                                              ------------   ------------
Total current assets........................................    26,250,226     17,057,471
                                                              ------------   ------------
Fixed assets, net (Note 6)..................................     2,354,797      2,832,283
Deferred offering costs (Note 4)............................            --        887,702
Intangible assets, net (Note 7).............................       582,207        477,165
Investment in Webhelp.fr (Note 8)...........................            --      2,415,220
                                                              ------------   ------------
Total assets................................................  $ 29,187,230   $ 23,669,841
                                                              ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,340,444   $  3,601,261
  Professional fees payable.................................       222,843      1,846,065
  Accrued compensation and related expenses.................       134,928        324,066
  Other accrued liabilities.................................        53,401        184,856
  Deferred revenue (Note 8).................................            --      1,776,725
                                                              ------------   ------------
Total current liabilities...................................     1,751,616      7,732,973

Deferred revenue (Note 8)...................................            --      1,528,102
                                                              ------------   ------------
Total liabilities...........................................     1,751,616      9,261,075
                                                              ------------   ------------
Commitments and contingency (Note 12)
Stockholders' equity:
Capital stock (Note 9)
  Convertible preferred stock, $0.01 par value; 20,000,000
    shares authorized; issuable in series...................
  Series A convertible preferred stock, $0.01 par value;
    15,000,000 shares designated, issued and outstanding;
    aggregate liquidation preference of $19,200,000.........       150,000        150,000
  Series B convertible preferred stock, $0.01 par value;
    3,671,329 shares designated, issued and outstanding;
    aggregate liquidation preference of $72,435,321.........        36,713         36,713
  Common stock, $0.01 par value; 65,000,000 shares
    authorized; 14,216,465 shares as at December 31, 1999
    and as at June 30, 2000 issued and outstanding..........       142,164        142,164
Additional paid-in capital..................................    42,012,724     47,125,751
Deferred stock compensation.................................            --     (3,193,362)
Accumulated deficit.........................................   (14,905,987)   (29,852,500)
                                                              ------------   ------------
Total stockholders' equity..................................    27,435,614     14,408,766
                                                              ------------   ------------
Total liabilities and stockholders' equity..................  $ 29,187,230   $ 23,669,841
                                                              ============   ============


                            See accompanying notes.

                                WEBHELP.COM INC.


          CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS


                      (EXPRESSED IN UNITED STATES DOLLARS)



                                                                 PERIOD FROM
                                                                  INCEPTION        SIX MONTHS
                                                               MAY 27, 1999 TO        ENDED
                                                              DECEMBER 31, 1999   JUNE 30, 2000
                                                              -----------------   -------------
                                                                                   (UNAUDITED)
Revenue.....................................................     $    29,857      $  1,100,010
Cost of revenue.............................................         844,916         5,537,841
                                                                 -----------      ------------
Gross profit (loss).........................................        (815,059)       (4,437,831)
                                                                 -----------      ------------
Operating expenses:
  Sales and marketing.......................................         654,124         5,155,701
  General and administrative (Note 5).......................       3,110,672         3,119,714
  Product development.......................................         180,638           324,921
  Depreciation of fixed assets..............................          67,278           403,082
  Amortization of intangible assets.........................          48,063           105,042
  Amortization of deferred stock compensation (Note 9(b))...              --         1,919,665
                                                                 -----------      ------------
Total operating expenses....................................       4,060,775        11,028,125
                                                                 -----------      ------------
Operating loss..............................................      (4,875,834)      (15,465,956)
Interest income (expense), net..............................         (30,153)          519,443
                                                                 -----------      ------------
Net loss and comprehensive loss for the period..............     $(4,905,987)     $(14,946,513)
                                                                 ===========      ============
Net loss per share--basic and diluted.......................     $     (0.45)     $      (1.28)
                                                                 ===========      ============
Weighted average number of shares outstanding used to
  compute basic and diluted net loss per share (Note 2).....      10,918,257        11,716,465
                                                                 ===========      ============
Pro forma net loss per share--basic and diluted.............     $     (0.45)     $      (0.74)
                                                                 ===========      ============
Weighted average number of shares outstanding used to
  compute pro forma basic and diluted net loss per share
  (Note 2)..................................................      11,019,277        20,203,433
                                                                 ===========      ============


                            See accompanying notes.

                                WEBHELP.COM INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS


                      (EXPRESSED IN UNITED STATES DOLLARS)



                                                                 PERIOD FROM
                                                                  INCEPTION        SIX MONTHS
                                                               MAY 27, 1999 TO        ENDED
                                                              DECEMBER 31, 1999   JUNE 30, 2000
                                                              -----------------   -------------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net loss for the period.....................................     $ (4,905,987)    $(14,946,513)
Add items not involving cash:
  Expenses paid for in common stock (Note 5)................        1,340,958               --
  Depreciation of fixed assets..............................           67,278          403,082
  Amortization of intangible assets.........................           48,063          105,042
  Amortization of deferred stock compensation...............               --        1,919,665
Changes in operating assets and liabilities:
  Accounts receivable.......................................          (32,795)        (298,604)
  Prepaid expenses..........................................          793,748        1,223,311
  Due from shareholder......................................               --         (972,628)
  Accounts payable..........................................        1,340,444        2,260,817
  Professional fees payable.................................          222,843          987,258
  Accrued compensation and related expenses.................          134,928          189,138
  Other accrued liabilities.................................           53,401          131,455
  Deferred revenue..........................................               --          900,960
                                                                 ------------     ------------
CASH USED IN OPERATING ACTIVITIES...........................         (937,119)      (8,097,017)
                                                                 ------------     ------------
INVESTING ACTIVITIES
Purchase of fixed assets....................................         (131,654)        (880,568)
Purchase of assets (Note 5).................................       (2,997,358)              --
Investment in Webhelp.fr....................................               --          (11,353)
                                                                 ------------     ------------
CASH USED IN INVESTING ACTIVITIES...........................       (3,129,012)        (891,921)
                                                                 ------------     ------------
FINANCING ACTIVITIES
Proceeds from issuance of bridge loan (Note 9(a)(i))........        2,000,000               --
Receipt of common stock subscription receivable.............               --        2,563,280
Deferred offering costs.....................................               --         (251,738)
Issuance of common stock, net of issuance costs (Note
  9(a)(ii)).................................................           16,412               --
Issuance of convertible preferred stock Series A, net of
  issuance costs............................................        3,377,250               --
Issuance of convertible preferred stock Series B, net of
  issuance costs............................................       29,851,326               --
Repurchase of common stock..................................      (10,000,000)              --
                                                                 ------------     ------------
CASH PROVIDED BY FINANCING ACTIVITIES.......................       25,244,988        2,311,542
                                                                 ------------     ------------
Increase (decrease) in cash and cash equivalents during the
  period....................................................       21,178,857       (6,677,396)
Cash and cash equivalents, beginning of period..............               --       21,178,857
                                                                 ------------     ------------
Cash and cash equivalents, end of period....................     $ 21,178,857     $ 14,501,461
                                                                 ============     ============


                            See accompanying notes.

                                WEBHELP.COM INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (EXPRESSED IN UNITED STATES DOLLARS)
 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)


                                        CONVERTIBLE             CONVERTIBLE
                                         PREFERRED               PREFERRED
                                           STOCK                   STOCK                    COMMON
                                   SERIES A -- PAR VALUE   SERIES B -- PAR VALUE      STOCK -- PAR VALUE       ADDITIONAL
                                   ---------------------   ----------------------   ----------------------   PAID-IN CAPITAL
                                     NUMBER        $         NUMBER         $         NUMBER         $              $
                                   ----------   --------   ----------   ---------   -----------   --------   ---------------
Balance, May 27, 1999 (Inception)
  (Note 9(a)(ii))................          --        --           --         --      10,800,000   108,000         129,600
Issuance of common stock
  (Note 9(a)(ii))................          --        --           --         --         109,091     1,091          48,654
Issuance of preferred stock
  (Note 9(a)(i)).................  15,000,000   150,000           --         --              --        --       7,748,798
Issuance of common stock
  (Notes 5 and 9(a)(ii)).........          --        --           --         --       3,863,636    38,636       4,437,445
Issuance of preferred stock
  (Note 9(a)(i)).................          --        --    3,671,329     36,713              --        --      29,654,902
Repurchase of common stock
  (Note 9(a)(ii))................          --        --           --         --        (556,262)   (5,563)         (6,675)
Net loss for the period..........          --        --           --         --              --        --              --
                                   ----------   -------    ---------     ------     -----------   -------      ----------
Balance, December 31, 1999.......  15,000,000   150,000    3,671,329     36,713      14,216,465   142,164      42,012,724
Deferred stock compensation (Note
  9(b))..........................          --        --           --         --              --        --       5,113,027
Amortization of deferred stock
  compensation (Note 9(b)).......          --        --           --         --              --        --              --
Net loss for the period..........          --        --           --         --              --        --              --
                                   ----------   -------    ---------     ------     -----------   -------      ----------
Balance, June 30, 2000...........  15,000,000   150,000    3,671,329     36,713      14,216,465   142,164      47,125,751
                                   ==========   =======    =========     ======     ===========   =======      ==========


                                                                      TOTAL
                                   ACCUMULATED   DEFERRED STOCK   STOCKHOLDERS'
                                     DEFICIT      COMPENSATION       EQUITY
                                        $              $                $
                                   -----------   --------------   -------------
Balance, May 27, 1999 (Inception)
  (Note 9(a)(ii))................           --             --          237,600
Issuance of common stock
  (Note 9(a)(ii))................           --             --           49,745
Issuance of preferred stock
  (Note 9(a)(i)).................           --             --        7,898,798
Issuance of common stock
  (Notes 5 and 9(a)(ii)).........           --             --        4,476,081
Issuance of preferred stock
  (Note 9(a)(i)).................           --             --       29,691,615
Repurchase of common stock
  (Note 9(a)(ii))................  (10,000,000)            --      (10,012,238)
Net loss for the period..........   (4,905,987)            --       (4,905,987)
                                   -----------    -----------      -----------
Balance, December 31, 1999.......  (14,905,987)                     27,435,614
Deferred stock compensation (Note
  9(b))..........................           --     (5,113,027)              --
Amortization of deferred stock
  compensation (Note 9(b)).......           --      1,919,665        1,919,665
Net loss for the period..........  (14,946,513)            --      (14,946,513)
                                   -----------    -----------      -----------
Balance, June 30, 2000...........  (29,852,500)    (3,193,362)      14,408,766
                                   ===========    ===========      ===========



                            See accompanying notes.

                                WEBHELP.COM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)


1. NATURE OF BUSINESS


Webhelp.com Inc. ("Webhelp" or the "Company") provides live, human assisted, customer, sales and technical support over the Internet using a single technology platform. The Company's principal markets are in North America.


The Company was incorporated in the State of Delaware on May 27, 1999 as BlueSky Ventures Inc. On November 20, 1999, the name of the Company was changed to Webhelp.com Inc. On November 30, 1999, the Company launched its web site.


For the period until December 31, 1999, the Company met the definition of a Development Stage Company under Statement of Financial Accounting Standards ("SFAS") No. 7. Since January 1, 2000, the Company has directed its efforts towards generating revenue and it is deploying the majority of its available funding towards operating activities. Accordingly, the Company no longer meets the criterion of a development stage company.


2. SIGNIFICANT ACCOUNTING POLICIES


These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States dollars. All figures relating to the Company's operations during 1999 are for the period from inception May 27, 1999 until December 31, 1999, the Company's fiscal year end.



UNAUDITED INTERIM FINANCIAL STATEMENTS



The accompanying consolidated financial statements as at June 30, 2000 are unaudited but include all adjustments, which in the opinion of management, are necessary for a fair statement of the financial position and the operating results and cash flows for the interim period since the Company's fiscal period ended December 31, 1999. Results for the interim period ended June 30, 2000 are not necessarily indicative of results for the entire fiscal year or future periods.


The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:


USE OF ESTIMATES



The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.



BASIS OF CONSOLIDATION



These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Ispoke.com Inc., a U.S. company, and Webhelp Canada Inc., a Canadian company. All intercompany accounts and transactions have been eliminated on consolidation.

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



LONG-TERM INVESTMENTS



Investments of less than 20% of the voting interest of other companies are accounted for using the cost method unless management determines that it exercises significant influence over operating and financial policies of the investee company in which case, the Company uses the equity method of accounting. In the event that management identifies an impairment in the estimated fair value of an investment to an amount below cost, such investment will be written down to fair market value.



FIXED ASSETS



Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following periods:



Computer software.................................  2-3 years
Computer hardware.................................  3-5 years
Furniture and fixtures............................  3-5 years



SFAS No. 121, "Accounting for the Impairment of Long Lived Assets" establishes accounting standards for the impairment of long-lived assets. For fixed assets and certain intangibles, the Company assesses the recoverability by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value is charged to operations in the period in which such impairment is determined by management.



SOFTWARE DEVELOPMENT COSTS



The Company accounts for software development costs including website development costs, in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products, which is generally expected to be two years. Technological feasibility is established upon the completion of a working model. The amount of software development costs capitalized for the six months ended June 30, 2000 was $370,000. For the period ended December 31, 1999, software development costs incurred subsequent to the establishment of technological feasibility were not significant, and accordingly, were charged to product development expense.



In March 2000, the Emerging Issues Task Force ("EITF") issued EITF Issue
No. 00-2 "Accounting for Website Development Costs", under which a consensus was reached that all costs relating to software used to operate a website should be accounted for under SFAS No. 86, when a plan exists to market the software externally. Since the Company intends to license the technology relating to its website, these costs have been accounted for in accordance with SFAS No. 86.



INTANGIBLE ASSETS



Intangible assets represent licenses, trademarks, names and other intangibles. Intangible assets are amortized on a straight-line basis over three years. Management reviews on an ongoing basis the valuation and amortization of the intangible assets. The determination as to whether there has been an

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



impairment is made by comparing the carrying value of the intangible to the projected undiscounted cash flows to be generated by the related activity.



CASH AND CASH EQUIVALENTS



The Company invests its excess cash in debt securities and considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As at June 30, 2000 and December 31, 1999, all of the Company's cash equivalents were classified as held-to-maturity and are recorded at amortized cost.



CONCENTRATION OF CREDIT RISK AND CREDIT RISK EVALUATIONS



Financial instruments which subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents consist principally of debt securities held with North American financial institutions with high credit standing. As at June 30, 2000 and December 31, 1999, 100% and 94%, respectively, of the Company's cash and cash equivalents were held at one institution. The Company has not experienced any significant losses on its cash and cash equivalents.


The Company conducts business with companies in various industries primarily in the United States and Canada. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are maintained for potential credit issues.


During all periods presented, the Company derived a significant portion of its revenue from a website affiliation agreement with one company. Accounts receivable from this company comprised 48% and 91% of gross accounts receivable as at June 30, 2000 and December 31, 1999, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.



REVENUE RECOGNITION



Revenue since inception has consisted primarily of advertising revenue derived from short-term advertising contracts. Under these contracts, the Company delivers impressions (for example banner ads on our website or within e-mail, page sponsorships and buttons) to users of the Company's consumer portal over a specific period of time for a fixed fee. Advertising rates, typically measured on a cost per thousand impressions ("CPMs") basis, are dependent on whether the impressions are for general rotation throughout the Company's website or for targeted audiences and properties within specific areas of Webhelp's Internet page. The Company recognizes revenue based upon actual impressions delivered, net of any selling commissions payable to third parties.



Beginning in the month of March 2000, the Company began to earn revenue from the provision of online Internet customer sales and support services to corporate customers. Revenue from on-line support to corporate customers have three components as follows: upfront implementation and staff training costs charged to the customer; per engagement or per time period charges; and e-commerce commissions payable to the Company. The Company records revenue from upfront implementation and staff training ratably over the term of the contract. The Company recognizes revenue from per engagement or per time period services based on the actual number of engagements performed, or based on the time incurred in providing services at contracted rates. Commissions from e-commerce transactions earned by the Company will be recorded when the ultimate consumer has consummated

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



his or her transaction online with the Company's third party client, and the value of the Company's commission can be ascertained.



Beginning in the month of June 2000, the Company began to earn revenue from technology, license and service agreements related to the provision of Webhelp services in languages other than English. These arrangements are expected to have different components as follows: upfront license fees or proceeds from the sale of intellectual property; ongoing services revenue related to the provision of services from the Company to the partner; and professional and consulting fees provided by the Company to the partner. Upfront license fees or proceeds from the license of intellectual property are recognized ratably over the term of the related license agreement. Ongoing services revenue will be recognized as the services are delivered based on the terms of any related agreement. Professional or consulting fees will be recognized when the services are delivered and at fair market rates for equivalent services.



During the remainder of 2000, the Company expects to earn additional revenue from corporate and consumer services which may include:



    - Subscriptions charged on a monthly or a per engagement basis;



    - E-commerce transaction fees; and



    - Internet-based educational services.



Subscription revenue will be recognized ratably based on the passage of time or on a per engagement basis based on the terms of the subscription. Commission based e-commerce services will be recorded when the ultimate consumer has consummated his or her transaction online with the Company's third party client, and the value of the Company's commission can be ascertained. Revenues from Internet-based educational services will be recognized as services are provided.



No barter transactions were entered into for the period ended June 30, 2000 or for the period ended December 31, 1999.



FOREIGN CURRENCY TRANSLATION



Assets and liabilities recorded in foreign currencies are translated at the exchange rate prevailing at the consolidated balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the period. Gains and losses on foreign currency transactions are included in general and administrative expenses. Foreign exchange losses recorded for the period ended June 30, 2000 were $14,000 and for the period ended December 31, 1999 were $24,000.



ACCOUNTING FOR STOCK-BASED COMPENSATION



The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and makes the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation".



ADVERTISING COSTS



The Company expenses the costs of advertising as incurred. Advertising expense for the period ended June 30, 2000 was $2,865,000 and for the period ended December 31, 1999 was $614,000. Advertising

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



expenses consisted primarily of online Internet advertising, paper based media advertising and related professional services.



INCOME TAXES


The Company uses the liability method to account for income taxes as required by SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.


NET LOSS PER SHARE



Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities have been excluded from the computation if their effect is anti-dilutive.



The Company has excluded from the calculation of diluted net loss per share convertible preferred stock, contingently returnable common stock and outstanding stock options because all of these securities are anti-dilutive for the periods presented. The Company has excluded from pro forma diluted net loss per share contingently returnable common stock and outstanding stock options because these securities are anti-dilutive for the periods presented. If the Company is successful in completing a public offering of stock for gross proceeds (net of underwriting discounts and commissions) of at least $25,000,000, then all of the convertible preferred stock outstanding will automatically be converted into common stock. The total number of shares excluded from the calculation of diluted net loss per share is as follows:



                                                              DECEMBER 31,    JUNE 30,
                                                                  1999          2000
                                                              ------------   ----------
Convertible preferred stock (adjusted to reflect conversion
  rate).....................................................    8,486,968     8,486,968
Stock options...............................................           --     1,048,795
Contingently returnable common stock (Note 5)...............    2,500,000     2,500,000
                                                               ----------    ----------
                                                               10,986,968    12,035,763
                                                               ----------    ----------

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



PRO FORMA NET LOSS PER SHARE AND PRO FORMA STATEMENT OF STOCKHOLDERS' EQUITY



Pro forma net loss per share has been computed as described above and also gives effect to the conversion of preferred shares not included above that will automatically convert upon completion of the Company's initial public offering, using the if converted method. The calculation of historical and pro forma basic and diluted net loss per share and pro forma statement of stockholders' equity is as follows:



                                                               DECEMBER 31,       JUNE 30,
                                                                   1999             2000
                                                              --------------   --------------
HISTORICAL NET LOSS.........................................   $ (4,905,987)    $(14,946,513)
Weighted average shares outstanding used to compute basic
  and diluted net loss per share............................     10,918,257       11,716,465
Basic and diluted net loss per share........................   $      (0.45)    $      (1.28)
                                                               ============     ============
Pro forma net loss..........................................     (4,905,987)     (14,946,513)
Weighted average number of shares of common stock used in
  computing basic and diluted net loss per share (from
  above)....................................................     10,918,257       11,716,465
Adjustment to reflect the effect of the assumed conversion
  of preferred stock from the date of issuance..............        101,020        8,486,968
Weighted average shares outstanding used in computing pro
  forma basic and diluted net loss per share................     11,019,277       20,203,433
Pro forma basic and diluted net loss per share..............   $      (0.45)    $      (0.74)
                                                               ============     ============
PRO FORMA STATEMENT OF STOCKHOLDERS' EQUITY
Capital stock
  Convertible preferred stock, $0.01 par value; 20,000,000
    shares authorized; issuable in series
    Series A convertible preferred stock, $0.01 par value...             --               --
    Series B convertible preferred stock, $0.01 par value...             --               --
  Common stock, $0.01 par value; 65,000,000 shares
    authorized; 22,703,433 shares issued and outstanding
    (pro forma).............................................        328,877          328,877
Additional paid-in capital..................................     42,012,724       47,125,751
Deferred stock compensation.................................             --       (3,193,362)
Accumulated deficit.........................................    (14,905,987)     (29,852,500)
                                                               ------------     ------------
TOTAL STOCKHOLDERS' EQUITY..................................   $ 27,435,614     $ 14,408,766
                                                               ============     ============

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



BUSINESS SEGMENTS



As at June 30, 2000 and December 31, 1999, for management purposes, the Company is managed as one business segment and as such, the Company has determined that it does not have separately reportable operating segments.



The Company maintains offices in both the U.S. and Canada. For the periods ended June 30, 2000 and December 31, 1999, all of the Company's revenue was earned in the U.S. As at June 30, 2000 and December 31, 1999, $700,000 and $250,000 of the
Company's capital assets were held in Canada, with the balance held in the U.S.



NEW ACCOUNTING STANDARDS


The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, "Deferral of Effective Date for SFAS No. 133" which are effective for fiscal years beginning after June 15, 2000. Management has not yet determined the impact on the consolidated financial position or results of operations of the Company of this new standard.


In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101. SAB No. 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Management believes that the Company's current revenue recognition policies comply with SAB No. 101.



In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. Management does not expect the application of FIN 44 to have a material impact on the consolidated financial position or results of operations of the Company.



3. CASH AND CASH EQUIVALENTS



Under the terms of a credit card facility with the Company's bankers, the Company has pledged $400,000 of its cash as collateral for amounts owing under the facility.



4. DEFERRED OFFERING COSTS



Deferred offering costs represent specific incremental costs incurred to date relating to the proposed initial public offering of the Company. These costs, and any additional costs related to the offering will be accounted for as a charge against additional paid-in capital. If the Company does not complete the offering, these costs will be charged to income at the time the decision is made to not complete the offering.

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



5. ASSET PURCHASE



On November 29, 1999, the Company entered into a binding letter of intent whereby the Company would purchase certain assets of eliance Corporation ("eliance") and enter into an Internet services agreement in return for shares of common stock of the Company and cash consideration. On December 29, 1999, pursuant to this binding letter of intent, the Company entered into an Internet services agreement and acquired, pursuant to an asset purchase agreement (jointly the "eliance Agreement"), certain assets of eliance, in exchange for $4,256,400 in cash and 3,863,636 common shares of the Company. At the time of the eliance Agreement, eliance was controlled by an existing minority stockholder of the Company. As at November 29, 1999, the effective date of this agreement, the 3,863,636 common shares of the Company had a fair value of $1.17 per share and an aggregate fair value of $4,533,333 (Note 9(a)(ii)). Total consideration paid under the eliance Agreement was $8,789,733.



As part of the eliance Agreement, the Company purchased (i) certain fixed assets; (ii) certain intangible assets such as licenses, trademarks and names;
(iii) other intangibles; (iv) prepaid expenses; and (v) entered an Internet services agreement. A portion of the consideration paid represented a reimbursement of expenses incurred by eliance on behalf of the Company and a release from prior obligations with eliance. Accordingly, these expenses have been charged to general and administrative expenses in 1999.



The table below represents the allocation of the consideration paid under the eliance Agreement.




Fixed assets................................................  $2,290,421
Intangibles (Note 7)........................................     630,270
Prepaid expenses............................................   3,269,042
                                                              ----------
Net assets acquired.........................................   6,189,733
Reimbursement of expenses and release.......................   2,600,000
                                                              ----------
TOTAL CONSIDERATION.........................................  $8,789,733
                                                              ==========



Reimbursement of expenses and release of $2,600,000 represents the approximate costs which were paid by eliance relating to the Company's business during the period that eliance and the Company were negotiating towards a proposed business combination. These expenses, which would otherwise have been paid by the Company, included salaries and other employee costs and general and administrative costs during the period from July to December 1999. Also included in this amount is a release from eliance with respect to any further costs or obligations incurred by or related to eliance.



Included in prepaid expenses as at December 31, 1999, is $2,000,000 representing a prepayment with respect to the Internet services agreement for the period from January 1, 2000 until May 31, 2000. Also included in prepaid expenses acquired was $684,000 relating to web center services from eliance for the month of December 1999 and $585,000 of prepaid advertising expenses paid by eliance on behalf of the Company.



For purposes of the Company's 1999 Consolidated Statement of Cash Flows, management has apportioned the cash component of the consideration paid to eliance on a pro-rata basis with $1,109,129 being allocated to fixed assets, $305,206 to intangibles, $1,583,023 to prepaid expenses and

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



$1,259,042 to operating expenses. Accordingly, $1,181,292 of fixed assets, $325,064 of intangible assets, $1,686,019 of prepaid expenses and $1,340,958 of operating expenses have been deemed to have been paid for in common shares of the Company and do not result in a use of cash.



Concurrent with the execution of the eliance Agreement, the Company and eliance entered into a share escrow agreement under which 2,500,000 of the common shares issued to eliance were deposited in escrow for a period of five years. Should eliance not meet certain of its obligations under the eliance Agreement within the first year of the escrow agreement, the Company shall have the right to recover a portion of these shares from the escrow agent as indemnification. eliance's obligations relate primarily to indemnification provisions under the asset purchase agreement and with respect to performance obligations under the Internet services agreement. Accordingly, the Company considers these shares of common stock to be contingently returnable and as such have excluded these shares from the calculation of our basic earnings per share as these are potentially anti-dilutive.



6. FIXED ASSETS


Fixed assets consist of the following:


                                                 DECEMBER 31, 1999   JUNE 30, 2000
                                                 -----------------   --------------
COST
Computer software..............................     $  764,673         $1,141,519
Computer hardware..............................      1,432,037          1,608,548
Furniture and fixtures.........................        225,365            552,576
                                                    ----------         ----------
                                                     2,422,075          3,302,643
                                                    ----------         ----------
LESS ACCUMULATED AMORTIZATION
Computer software..............................         21,240            152,637
Computer hardware..............................         39,778            247,719
Furniture and fixtures.........................          6,260             70,004
                                                    ----------         ----------
                                                        67,278            470,360
                                                    ----------         ----------
NET BOOK VALUE.................................     $2,354,797         $2,832,283
                                                    ==========         ==========



During the period ended June 30, 2000, the Company and eliance agreed to an adjustment to the eliance Agreement (Note 5) relating to certain fixed assets not transferred pursuant to the agreement. Accordingly, fixed assets and due from shareholder have been reduced by $282,845.



7. INTANGIBLE ASSETS



Intangible assets consist of licenses, trademarks, names and other intangibles (Note 5).



                                                  DECEMBER 31, 1999   JUNE 30, 2000
                                                  -----------------   --------------
Cost............................................      $630,270           $630,270
Less accumulated amortization...................        48,063            153,105
                                                      --------           --------
INTANGIBLE ASSETS, NET OF ACCUMULATED
  AMORTIZATION..................................      $582,207           $477,165
                                                      ========           ========

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



8. INVESTMENT IN WEBHELP.FR



On June 6, 2000, the Company entered into an agreement with a group of investors with respect to the provision of Webhelp related services in the French language. Under the terms of the agreement, the Company acquired a 19.88% interest in a new company ("Webhelp.fr") established to provide these services, will receive a $5,000,000 upfront payment paid in three installments during the year 2000, and will receive certain ongoing fees with respect to services provided to Webhelp.fr. In return, the Company granted to Webhelp.fr a license to certain intellectual property and the exclusive right to provide Webhelp-type services in the French language for a term of four years. The Company has entered into a services agreement with Webhelp.fr with respect to upfront and ongoing services provided by the Company.



As at June 30, 2000, $1,000,000 of the upfront payment has been received, and has been recorded as deferred revenue. The remaining $4,000,000 owing to the Company will be recorded as deferred revenue when the cash is received.



9. CAPITAL STOCK



(A) SHARE CAPITAL ISSUED AND OUTSTANDING



On December 29, 1999, the Company approved a 16,000 to 1 stock split for its
common stock. On           , 2000 the Company approved a 1 to 2.2 reverse stock
split for its common stock. All references to common stock and per share amounts have been restated to reflect the stock splits on a retroactive basis.



(I) CONVERTIBLE PREFERRED STOCK



Subject to certain anti-dilutive provisions, each share of Series A and B convertible preferred stock, par value of $0.01 per share, is convertible at the option of the holder into 0.4545 shares of common stock. The Series A and B convertible preferred stock will be automatically converted into common stock in the event of a public offering, with gross proceeds (net of underwriting discounts and commissions) of at least $25,000,000.



The holders of the Series A and B convertible preferred stock are entitled to receive non-cumulative dividends when and if declared by the Board of Directors. These dividends are in preference to any declaration or payment of any dividend on the common stock of the Company. Subject to certain anti-dilutive provisions, the dividends per share of the Series A and B convertible preferred stock have to be at least equal to the dividend per share declared or paid on the common stock of the Company. As at June 30, 2000, no dividends have been declared on the Series A and B convertible preferred stock.



In the event of any liquidation, the holders of the Series A and B convertible preferred stock have a liquidation preference over holders of common stock equal to $1.28 and $19.73 per preferred share, respectively, plus any declared and unpaid dividends. The remaining assets will be distributed to the common stockholders.


Each holder of the outstanding shares of the Series A and B convertible preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of the convertible preferred stock held by such holder are then convertible.

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



On November 10, 1999, the Company received $2,000,000 in the form of a bridge loan (the "Advance") from InSight Investors, bearing interest at 8%. On
November 18, 1999, the Company and the InSight Investors signed a binding letter of intent under which the InSight Investors agreed to invest in the Company as described below. On December 29, 1999, in accordance with the binding letter of intent, a stock purchase agreement was entered into pursuant to which the Company issued an aggregate of 15,000,000 shares of Series A preferred stock for a purchase price of $0.53 per share and total consideration of $8,000,000 which was comprised of $6,000,000 in cash and conversion of the Advance into convertible preferred stock of the 15,000,000 shares issued, 5,797,592 shares were issued to InSight Capital Partners (co-Invest) III, L.P.; 1,436,168 shares were issued to Insight Capital Partners (Cayman) III, L.P.; 1,016,240 shares were issued to Insight Capital Partners (co-invest) III, L.P.; 4,781,250 shares were issued to W-W-H Investors LLC and 1,968,750 shares were issued to Imprimis SB LP. At December 31, 1999, $2,563,280 of the cash consideration was outstanding from the Insight Investors. This amount was paid on January 3, 2000. As at December 31, 1999, the Company has accrued $40,000 of interest in respect of loans and advances from the Insight Investors. This amount, which has not yet been paid, will be paid in cash.



On December 31, 1999, an agreement (the "CIBC Agreement") was entered into between the Company and CIBC WMC Inc. ("CIBC"), pursuant to which CIBC purchased 3,671,329 shares of Series B convertible preferred stock at a price of $8.17 per share for a total cash consideration of $30,000,000.



(II) COMMON STOCK



Holders of the common stock with par value of $0.01 per share are entitled to one vote per share, and dividends may be declared and paid on the common stock from funds lawfully available therefor. Upon the dissolution or liquidation of the Company, holders of the common stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock.



On May 27, 1999, the Company issued a total of 10,800,000 shares of common stock to the founding shareholders of the Company in exchange for all of their interests in the Company's system architecture and the business plan. The shares of common stock were issued for total consideration of $15, which approximated their fair value.



On June 10, 1999, the Company issued 109,091 shares of common stock to a third party at a price of $0.46 per share for total cash consideration of $50,000.



On December 29, 1999, pursuant to a binding letter of intent dated November 29, 1999, the Company issued 3,863,636 shares of common stock of the Company at a price of $1.17 per share for total consideration of $4,533,333 (Note 5).



$10,000,000 of the gross proceeds of $30,000,000 from the issuance of Series B convertible preferred stock to CIBC pursuant to the CIBC Agreement was used to repurchase 556,262 shares of common stock from certain of the stockholders of the Company. Of these shares, 550,699 were originally issued on May 27, 1999 and 5,563 were issued on June 10, 1999. As at June 30, 2000, these shares have not been cancelled.

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



(B) STOCK OPTIONS



On January 28, 2000, the stockholders approved the 1999 Long-Term Incentive Plan (the "1999 Plan") for directors, officers, employees and other parties, as may be approved from time to time (collectively, the "Optionees") for which up to 3,500,000 common shares are reserved for issuance pursuant to the 1999 Plan. Under the terms of the 1999 Plan, the Optionees are eligible to receive awards in the form of options, stock appreciation rights, grants of restricted securities, performance awards, or other stock-based awards. As at December 31, 1999, there were no stock options outstanding. Stock option activity under the 1999 Plan during the period ended June 30, 2000 is as follows:



                                                             NUMBER        WEIGHTED
                                                               OF          AVERAGE
                                                             OPTIONS    EXERCISE PRICE
                                                             -------    --------------
Balance as at December 31, 1999..........................          --       $   --
Granted at $10.89........................................     658,409       $10.89
Granted at $17.97........................................     409,477       $17.97
Cancelled................................................     (19,091)      $10.89
                                                            ---------       ------
OUTSTANDING AS AT JUNE 30, 2000..........................   1,048,795       $13.66
                                                            ---------       ------

Options exercisable at December 31, 1999.................          --       $   --
Options exercisable at June 30, 2000.....................      73,504       $12.84
                                                            =========       ======



As at June 30, 2000, there were 2,451,205 shares available for future grant under the 1999 Plan. The weighted average exercise price of options outstanding as at June 30, 2000 is $13.65. 220,512 of the options granted become exercisable during the current fiscal year.



All of the stock option awards vest quarterly and on an even basis over a three-year period except for 166,750 of the issued stock option awards which vest on an annual basis over a three-year period. Stock options expire ten years from the date of grant.



In connection with the grant of certain stock options to employees and certain independent contractors during the period ended June 30, 2000, the Company recorded deferred compensation of $5,113,027. The Company has elected to follow APB No. 25 and related interpretations in accounting for stock options issued to employees and directors of the Company. Under APB No. 25, the amount of deferred compensation represents the difference between the option exercise price and the estimated fair value of the common stock multiplied by the number of options awarded. When the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Deferred compensation relating to options issued to independent contractors is calculated in accordance with SFAS No. 123 whereby the fair value of each option granted is estimated on the date of grant using the Black Scholes valuation model. The fair value of each option is then multiplied by the number of options awarded. In determining the fair value of the options, the Company made the following assumptions: a risk-free interest rate of 6.4%, an expected life of 3 years, a dividend yield of zero percent and a near zero volatility factor. The aggregate amount of deferred compensation is recorded as deferred compensation in the stockholders' equity section of the Company's consolidated balance sheet and is amortized on a graded vesting method over the vesting periods of the individual stock options. The Company recorded amortization expense of $1,919,665 during the six-month period ended June 30, 2000 related to these options.

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



(C) PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION



Pro forma information regarding the results of operations and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options using the fair value method of SFAS No. 123. Under SFAS No. 123, the fair value of each option granted is estimated on the date of grant using the Black Scholes valuation model. In determining the fair value of the options, the Company made the following assumptions. The risk-free interest rate of 6.4%, an expected life of 3 years, a dividend yield of zero percent and a near zero volatility factor were used.



Had compensation costs for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the minimum value method of SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:



                                                                SIX MONTHS
                                                                  ENDED
                                                              JUNE 30, 2000
                                                              --------------
Pro forma net loss..........................................   $(15,659,498)
Pro forma basic and diluted net loss per share..............   $      (0.78)
                                                               ============



The weighted average grant date fair value of options granted which is the value assigned to the options under SFAS No. 123, was $6.69 for grants made during the period ended June 30, 2000.



The pro forma impact of options on the net loss for the period ended June 30, 2000 is not representative of the effects on net income (loss) for future periods, as future years may include the effects of additional years of stock option grants.



10. RELATED PARTY TRANSACTIONS



As part of the eliance Agreement (Note 5), the Company entered into an Internet services agreement with eliance under which eliance provides the Company with web center support services. Under the terms of the agreement, the Company reimbursed eliance for the salaries and benefits of eliance's direct personnel along with a percentage of the leasing cost, utilities and other overheads directly related to the provision of web center services. The term of the agreement covered the period from January 1, 2000 to May 31, 2000. During the six-month period ended June 30, 2000, $3,479,000 was expensed in respect of amounts owing to eliance under the terms of the Internet services agreement.



Amounts due from eliance as at June 30, 2000 were as follows:



Due from eliance--reimbursable legal fees relating to
  litigation................................................  $955,427
Other amounts due from eliance - net........................    17,201
                                                              --------
                                                              $972,628
                                                              ========



The Company has incurred legal fees totaling $775,615 relating to the eliance litigation (Note 12(b)). Such amounts are recoverable from eliance under the eliance Agreement.

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



Other amounts due from eliance represent $1,085,715 due from eliance relating primarily to fixed assets not delivered (Note 6) and operating costs incurred by the Company recoverable from eliance, and $888,702 owing to eliance relating to services performed by eliance under the Internet Services Agreement. The Company has shown this amount on a net basis as the amounts are determinable, it is the intention of management to offset such amounts and management believes there is a legal right of offset.



All amounts are non-interest bearing. All amounts due from eliance are collateralized by shares of Webhelp held in escrow (Note 5).



As at December 31, 1999, the Company had a subscription receivable from the Insight Investors (Note 9(a)(i)). This amount of $2,563,280 was collected on January 3, 2000.



11. INCOME TAXES



There has been no provision for income taxes during the period ended December 31, 1999 and June 30, 2000 as the Company has incurred operating losses.



Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as at June 30, 2000 and December 31, 1999 are as follows:



                                                      DECEMBER 31,    JUNE 30,
                                                          1999          2000
                                                      ------------   -----------
Net operating loss carryforwards....................    $ 785,000    $ 5,731,000
Depreciation and amortization.......................           --        (52,000)
                                                        ---------    -----------
Total deferred tax assets...........................      785,000      5,679,000
Less valuation allowance............................     (785,000)    (5,679,000)
                                                        ---------    -----------
NET DEFERRED TAX ASSETS.............................    $      --    $        --
                                                        =========    ===========



Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $785,000 for the period ended December 31, 1999 and by $4,894,000 for the six-month period ended June 30, 2000.


At December 31, 1999, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2,308,000, all of which expire in the year 2019.

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



12. COMMITMENTS AND CONTINGENCY



(A) LEASE COMMITMENTS



Future minimum lease payments for premises and equipment by year and in the aggregate, under non-cancellable operating leases, consist of the following for the year ending December 31:




2000........................................................   8$09,000....
2001........................................................       716,000
2002........................................................       717,000
2003........................................................       728,000
2004........................................................       688,000
Thereafter..................................................       358,000
                                                                ----------
                                                                $4,016,000
                                                                ==========



Rental expense for the period ended June 30, 2000 was $202,000 and $22,000 for the period ended December 31, 1999.


(B) CONTINGENCY


On January 22, 2000, three common stockholders of eliance Corporation commenced a lawsuit on behalf of themselves and, purportedly, on behalf of eliance against the Company, Kerry Adler, the Company's Chief Executive Officer and President, Laura Hantho, the Company's Chief Operating Officer, and various other persons and entities. The lawsuit was commenced in the District Court for the Fourth Judicial District of the County of Hennepin, State of Minnesota. In the lawsuit, the plaintiffs challenge on a number of grounds the sale and transfer of certain assets of eliance to the Company in 1999, alleging, among other things, that the transaction was accomplished by the defendants through breaches of fiduciary duty they then owed as officers or directors of eliance. On May 11, 2000, the plaintiffs amended their complaint to assert claims against the Company for breach of contract, unjust enrichment and fraudulent transfer in connection with the eliance transaction. On August 8, 2000 the courts heard the Company's motion to dismiss the lawsuit. A decision on the motion to dismiss is pending.



Many of the parties to the January 22, 2000 lawsuit other than the Company are also parties to litigation previously filed on or about September 27, 1999 in the United States District Court, District of Minnesota. In that lawsuit, it was alleged that the board of directors of eliance was improperly constituted and that various actions of that board were not within their authority. While the federal District Court entered a preliminary injunction that precludes the plaintiffs in the federal lawsuit from interfering with eliance's business, the lawsuit remains pending and the Company is seeking to have the lawsuit dismissed for lack of federal jurisdiction.



On February 22, 2000, three current eliance preferred stockholders commenced a lawsuit against David Erickson, Robert Griggs and Dianhai Du (the three eliance common stockholders who are plaintiffs in the lawsuit filed on January 22, 2000) for breach of contract, fraud and securities fraud. This lawsuit was also commenced in the District Court for the Fourth Judicial District of the County of Hennepin, State of Minnesota. On or after April 6, 2000, Erickson, Griggs and Du filed an answer, counterclaim and third-party complaint. The third-party complaint asserts claims against the Company and others that are identical to, and duplicative of, the claims in the January 22, 2000 complaint. On June 20,

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



2000, the Chief Judge of the Minnesota District Court for Hennepin County severed the third-party complaint from this lawsuit and consolidated it with the January 22, 2000 lawsuit.



The Company believes that the claims against it, Mr. Adler and Ms. Hantho in these lawsuits are without merit and intends to defend these suits vigorously. Although the Company can give no assurances, based on the available facts, it believes that the outcome of these matters will not have a material adverse effect upon the Company's financial condition.



13. CONSOLIDATED STATEMENT OF CASH FLOWS



There was no cash paid for interest or income taxes for the periods ended June 30, 2000 and December 31, 1999.



Excluded from June 30, 2000 Consolidated Statement of Cash Flows is the following:



    - the investment in Webhelp.fr of $2,403,867 (Note 8); and



    - the accrual of deferred offering costs of $635,964.



Excluded from the 1999 Consolidated Statement of Cash Flows is the following:



    - the issuance of 10,800,000 shares of common stock of the Company in exchange for system architecture and business plan (Note 9(a)(ii));



    - the conversion of the $2,000,000 Advance in conjunction with the issuance of the Series A convertible preferred stock (Note 9(a)(i)); and



    - the issuance of 3,863,636 common shares as part of the consideration for the eliance Agreement (Note 5).



14. RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES



These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States dollars. Generally accepted accounting policies in the United States differ from those in Canada. The application of accounting principles generally accepted in Canada would not result in a material difference in the measurement of the Company's consolidated balance sheet, consolidated statements of stockholders' equity, operations and comprehensive loss and cash flows as at June 30, 2000 or December 31, 1999 and for the six months ended June 30, 2000 and for the period from inception, May 27, 1999 to December 31, 1999, except as follows:



(a) Under accounting principles generally accepted in Canada, the issuance of stock options does not create stock based compensation as an increase to capital stock and the related amortization as a direct charge to expenses of the Company.



(b) The repurchase of common stock in 1999 (Note 9(a)(i)) would be treated as a deduction of $10,000,000 from capital stock and not as a direct charge of $10,000,000 to accumulated deficit.



If accounting principles generally accepted in Canada were followed, the effect on the consolidated statement of operations and comprehensive loss for the six-month period ended June 30, 2000 would have been a reduction in the loss by the amortization of deferred stock compensation in the amount of

                                WEBHELP.COM INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)



 (INFORMATION AS AT JUNE 30, 2000 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2000 IS
                                   UNAUDITED)



$1,919,665 to a loss of $13,026,848. There was no effect on the net loss and comprehensive loss for the period from inception May 27, 1999 to December 31, 1999. Consolidated balance sheet items which would vary under accounting principles generally accepted in Canada are as follows:



                                                              DECEMBER 31,     JUNE 30,
                                                                  1999           2000
                                                              ------------   ------------
Additional paid-in capital..................................  $ 47,125,751   $ 47,125,751
Deferred stock compensation.................................            --             --
Accumulated deficit.........................................  $ (4,905,987)  $(17,932,835)

(INSIDE BACK COVER IS A LIST OF THE FOLLOWING QUESTIONS, WITH THE TEXT "REAL PEOPLE REAL ANSWERS REAL TIME" RUNNING DOWN THE RIGHT HAND SIDE.

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                                        humanizing the Internet


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                                        www.webhelp.com)

--------------------------------------------------------------------------------


                                 [WEBHELP LOGO]



                                         SHARES



                                  COMMON STOCK



                                ----------------
                                   PROSPECTUS
                              -------------------
                                           , 2000



                               CIBC WORLD MARKETS



                           U.S. BANCORP PIPER JAFFRAY
                            RBC DOMINION SECURITIES


--------------------------------------------------------------------------------


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.



UNTIL       , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following are the estimated expenses in connection with the distribution of the securities being registered hereunder.


S.E.C. registration fee.....................................  $   20,038*
NASD filing fee.............................................       8,090
NASDAQ-NMS application fee..................................      17,750*
Accounting fees and expenses................................     250,000
Legal fees and expenses.....................................     500,000
Printing and engraving expenses.............................     150,000
Blue sky fees and expenses..................................      25,000
Transfer agent and registrar fees...........................       3,000
Miscellaneous expenses......................................     276,122
                                                              ----------
Total.......................................................  $1,250,000
                                                              ==========


------------------------


*   Actual fee


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article SIXTH of the Amended and Restated Certificate of Incorporation of the registrant (the "Certificate") provides that, to the fullest extent permitted by
Section 145 of the Delaware General Corporation Law ( the "Delaware Law"), or any comparable successor law, as the same may be amended and supplemented from time to time, the registrant (i) may indemnify all persons whom it shall have power to indemnify under the Delaware Law from and against any and all of the expenses, liabilities or other matters referred to in or covered thereby, (ii) shall indemnify each such person if he is or is threatened to be made a party to an action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the registrant or because he was serving the registrant or any other legal entity in any capacity at the request of the registrant while a director, officer, employee or agent of the registrant and
(iii) shall pay the expenses of such a current or former director, officer, employee or agent incurred in connection with any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. The Certificate further provides that the indemnification and advancement of expenses provided for therein shall not be deemed exclusive of any other rights to which those entitled to indemnification or advancement of expenses may be entitled under any by-law, agreement, contract or vote of stockholders or disinterested directors or pursuant to the direction (however embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The registrant has entered into indemnification agreements with all of its directors and executive officers prior to the consummation of the offering. These agreements provide that the directors and executive officers will be indemnified to the fullest possible extent permitted by the Delaware Law against all expenses (including attorneys' fees), judgments, fines, penalties, taxes and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the registrant or any of its subsidiaries or affiliates, on account of their service as directors, officers, employees, fiduciaries or agents of the registrant or any of its subsidiaries or affiliates, and their service at the request of the registrant or any of its subsidiaries or affiliates as directors, officers, employees, fiduciaries or agents of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The registrant maintains liability insurance for its officers and directors, insuring them against certain losses arising from claims or charges made against them while acting in their capacities as officers or directors of the registrant.

Article EIGHTH of the Certificate provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases under Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware Law is amended to eliminate further or limit the personal liability of directors, then the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. Any repeal or modification of such provision of the Certificate by the stockholders of the registrant shall be prospective only and shall not adversely affect any right or protection of a director of the registrant existing at the time of such repeal or modification.

While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Certificate described above apply to an officer of the registrant only if he or she is a director of the registrant and is acting in his or her capacity as a director, and do not apply to officers of the registrant who are not directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


As of May 27, 1999, the registrant issued (giving retroactive effect to the 16,000 to one stock split on December 29, 1999 and the 1-for-2.2 reverse stock split which will be effected prior to the completion of this offering) 6,654,546 shares of Common Stock to Kerry Adler, 1,745,455 shares of Common Stock to Laura Hantho, 1,309,091 shares of Common Stock to Hugh Cumming and 1,090,909 shares of Common Stock to Dan Walter in exchange for all of their interests in the Webhelp.com system architecture and the Webhelp.com business plan. All such issuances were nominally valued.



As of June 10, 1999, the registrant issued (giving retroactive effect to the 16,000 to one stock split on December 29, 1999 and the 1-for-2.2 reverse stock split which will be effected prior to the completion of this offering) 109,091 shares of Common Stock to Shukie Halfon for $50,000 for a per share price of $0.46.



As of December 29, 1999, for an aggregate purchase price of $8,000,000, the registrant issued 5,797,592 shares of Series A Convertible Preferred Stock ("Series A Stock") to InSight Capital Partners III, L.P., 1,436,168 shares of Series A Stock to InSight Capital Partners (Cayman) III, L.P. and 1,016,240 shares of Series A Stock to InSight Capital Partners (Co-Invest) III, L.P. and as of January 3, 2000, the registrant issued 4,781,250 shares of Series A Stock to W-W-H Investors LLC and 1,968,750 shares of Series A Stock to Imprimis SB LP. Each of these issuances was at a per share purchase price of $0.5333.



As of December 31, 1999, the registrant issued 3,671,329 shares of Series B Preferred Stock to CIBC WMC Inc. for an aggregate purchase price of $30,000,000 or approximately $8.17 per share.

All of such issuances were made in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS




EXHIBIT NUMBER                              DOCUMENT DESCRIPTION
--------------                              --------------------
         1.1 *          Form of Underwriting Agreement

         3.1            Amended and Restated Certificate of Incorporation

         3.2            By-Laws

         4.1 **         Amended and Restated Investor Rights Agreement dated as of
                        December 31, 1999 among Webhelp.com Inc. and certain of its stockholders

         4.2 Registration Rights Agreement dated as of April 14, 2000 among Webhelp.com Inc., WH Holdings, Ltd. and Management,
                        Ltd.

         5   *          Opinion of Torys

        10.1 ** Web site Affiliation Agreement dated November 9, 1999 between 24/7 Media, Inc. and the registrant

        10.2 *          Internet Services Agreement dated December 2, 1999

        10.3 *          Internet Services Agreement dated October 18, 1999

        10.4 *          Internet Services Agreement dated October 19, 1999

        10.5            Internet Services Agreement dated December 29, 1999 between eliance Corporation and the registrant

        10.6 ** Hosting Agreement between eGain Communications Corporation and iSpoke.com Inc., by assignment

        10.7 **         Master Services Agreement dated November 9, 1999 between
                        Exodus Communications, Inc. and iSpoke.com Inc., by assignment

        10.8 **         Lease Agreement dated November 1, 1999 between Interactive
                        Executive Offices Corp. and Webhelp Canada Inc., by assignment

        10.9            Lease dated May 16, 2000 between Clic Properties Inc. and
                        Webhelp Canada Inc.

        10.10**         Employment Agreement dated December 29, 1999 between Kerry
                        Adler and the registrant

        10.11**         Employment Agreement dated December 29, 1999 between Laura
                        Hantho and the registrant

        10.12**         Employment Agreement dated December 29, 1999 between Hugh
                        Cumming and the registrant

        10.13**         Employment Agreement dated as of December 29, 1999 between
                        Dan Walter and the registrant

        10.14**         Employment Agreement dated February 7, 2000 between Tom
                        Cronin and Webhelp Canada Inc.

EXHIBIT NUMBER                              DOCUMENT DESCRIPTION
--------------                              --------------------
        10.15**         1999 Long Term Incentive Plan

        10.16**         Asset Purchase Agreement dated as of December 29, 1999 among eliance corporation, the registrant and iSpoke.com Inc.

        10.17**         Share Escrow Agreement dated as of December 29, 1999 among eliance Corporation, the registrant, iSpoke.com Inc., Kerry
                        Adler, Laura Hantho, Hugh Cumming, Shukie Halfon and Torys
                        (formerly Tory Haythe)

        10.18 Technology and Trademark Agreement dated June 6, 2000 between Webhelp.fr, SA and the registrant

        10.19           Services Agreement dated June 6, 2000 between Webhelp.fr, SA and the registrant

        10.20           Shareholders Agreement dated June 6, 2000 among Oliver Duha,
                        Frederic Jousset, Europe@Web B.V., the registrant and
                        certain other individual shareholders of Webhelp.fr, SA.

        21   **         Subsidiaries of the registrant

        23.1            Consent of Ernst & Young LLP

        23.2 *          Consent of Torys (contained in Exhibit 5)

        24   **         Power of Attorney (See signature page)

        27.1            Financial Data Schedule

        27.2 **         Financial Data Schedule


------------------------

  * To be filed by amendment.


 ** Previously filed.


    (B) FINANCIAL STATEMENT SCHEDULES

All schedules have been omitted because they are inapplicable or the information is provided in the Financial Statements, including the Notes thereto, included in the prospectus.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of its Certificate or By-Laws or the laws of the State of Delaware, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 30th day of August, 2000.



                                                       WEBHELP.COM INC.

                                                       By:  /s/ KERRY ADLER
                                                            -----------------------------------------
                                                            Kerry Adler
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER



Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       President, Chief Executive
                   /s/ KERRY ADLER                       Officer and
     -------------------------------------------         a Director (principal       August 30, 2000
                     Kerry Adler                         executive officer)

                   /s/ TOM CRONIN                      Chief Financial Officer
     -------------------------------------------         (principal financial and    August 30, 2000
                     Tom Cronin                          accounting officer)

                  /s/ LAURA HANTHO
     -------------------------------------------       Chief Operating Officer and   August 30, 2000
                    Laura Hantho                         a Director

                 /s/ JEFFREY HORING*
     -------------------------------------------       Director                      August 30, 2000
                   Jeffrey Horing

              /s/ RAMANAN RAGHAVENDRAN*
     -------------------------------------------       Director                      August 30, 2000
                Ramanan Raghavendran

                  /s/ WES NICHOLS*
     -------------------------------------------       Director                      August 30, 2000
                     Wes Nichols

            *By:          /s/ KERRY ADLER
       --------------------------------------
                     Kerry Adler
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIAL
EXHIBIT NUMBER                              DOCUMENT DESCRIPTION                       PAGE NO.
--------------                              --------------------                      ----------
         1.1 *          Form of Underwriting Agreement..............................

         3.1            Amended and Restated Certificate of Incorporation...........

         3.2            By-Laws.....................................................

         4.1 **         Amended and Restated Investor Rights Agreement dated as of
                        December 31, 1999 among Webhelp.com Inc. and certain of its stockholders................................................

         4.2            Registration Rights Agreement dated as of April 19, 2000
                        among Webhelp.com, Inc., WH Holdings, Ltd. and eManagement,
                        Ltd.

         5   *          Opinion of Torys............................................

        10.1 **         Web site Affiliation Agreement dated November 9, 1999
                        between 24/7 Media, Inc. and the registrant.................

        10.2 *          Internet Services Agreement dated December 2, 1999..........

        10.3 *          Internet Services Agreement dated October 19, 1999..........

        10.4 *          Internet Services Agreement dated October 18, 1999..........

        10.5            Internet Services Agreement dated December 29, 1999 between eliance Corporation and the registrant......................

        10.6 **         Hosting Agreement between eGain Communications Corporation and iSpoke.com Inc., by assignment..........................

        10.7 **         Master Services Agreement dated November 9, 1999 between
                        Exodus Communications, Inc. and iSpoke.com Inc., by
                        assignment..................................................

        10.8 **         Lease Agreement dated November 1, 1999 between Interactive
                        Executive Offices Corp. and Webhelp Canada Inc., by
                        assignment..................................................

        10.9            Lease dated May 16, 2000 between Clic Properties Inc. and
                        Webhelp Canada Inc..........................................

        10.10**         Employment Agreement dated December 29, 1999 between Kerry
                        Adler and the registrant....................................

        10.11**         Employment Agreement dated December 29, 1999 between Laura
                        Hantho and the registrant...................................

        10.12**         Employment Agreement dated December 29, 1999 between Hugh
                        Cumming and the registrant..................................

        10.13**         Employment Agreement dated as of December 29, 1999 between
                        Dan Walter and the registrant...............................

        10.14**         Employment Agreement dated February 7, 2000 between Tom
                        Cronin and Webhelp Canada Inc...............................

        10.15**         1999 Long Term Incentive Plan...............................

        10.16**         Asset Purchase Agreement dated as of December 29, 1999 among eliance corporation, the registrant and iSpoke.com Inc......

                                                                                      SEQUENTIAL
EXHIBIT NUMBER                              DOCUMENT DESCRIPTION                       PAGE NO.
--------------                              --------------------                      ----------
        10.17**         Share Escrow Agreement dated as of December 29, 1999 among eliance Corporation, the registrant, iSpoke.com Inc., Kerry
                        Adler, Laura Hantho, Hugh Cumming, Shukie Halfon and Torys
                        (formerly Tory Haythe)......................................

        10.18 Technology and Trademark Agreement dated June 6, 2000 between Webhelp.fr SA and the registrant

        10.19           Services Agreement dated June 6, 2000 between Webhelp.fr SA and the registrant

        10.20           Shareholders Agreement dated June 6, 2000 among Olivier
                        Duha, Frederic Jousset, Europe@Web B.V., the registrant and certain individual shareholders of Webhelp.fr SA

        21   **         Subsidiaries of the registrant..............................

        23.1            Consent of Ernst & Young LLP................................

        23.2 **         Consent of Torys (contained in Exhibit 5)...................

        24   **         Power of Attorney (See signature page)......................

        27.1            Financial Data Schedule

        27.2 **         Financial Data Schedule.....................................


------------------------

  * To be filed by amendment.


 ** Previously filed.